Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) contains important information about our business and our performance for the year ended December 31, 2024. This MD&A should be read in conjunction with our 2024 Audited Consolidated Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All dollar amounts are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at March 6, 2025 and was approved by RCI’s Board of Directors (the Board). This MD&A includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

In this MD&A, first quarter refers to the three months ended March 31, 2024, second quarter refers to the three months ended June 30, 2024, third quarter refers to the three months ended September 30, 2024, fourth quarter refers to the three months ended December 31, 2024, this year refers to the twelve months ended December 31, 2024, and last year refers to the twelve months ended December 31, 2023. All results commentary is compared to the equivalent periods in 2023 or as at December 31, 2023, as applicable, unless otherwise indicated.

References in this MD&A to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see “Shaw Transaction” in our 2023 Annual MD&A and Note 3 to our 2023 Annual Audited Consolidated Financial Statements.

Beginning this year, we are embedding sustainability and social impact reporting into our annual MD&A, showing our ongoing commitment to integrate sustainability and social impact principles into how we do business. This helps us to drive our business priorities while making a positive impact in the lives of Canadians.

To guide our sustainability and social impact reporting, we consider the standards and frameworks of the Global Reporting Initiative (GRI), Sustainability Accounting Standards Board (SASB) Standards, the World Economic Forum (WEF), and the Greenhouse Gas (GHG) Protocol. Our 2024 sustainability and social impact reporting has been prepared taking guidance from the International Sustainability Standards Board’s (ISSB) IFRS S1, General Requirements for Disclosure of Sustainability-related Financial Information and IFRS S2, Climate-related Disclosures. Our 2024 reporting has been prepared based on internal criteria informed by the GRI Standards, with reference to SASB Standards, and we continue our commitment to improve disclosure in consideration of the IFRS/the Canadian Sustainability Standards Board. Refer to our 2024 Data Supplement at about.rogers.com/our-impact/impact-reports for further sustainability and social impact details. Our 2024 Climate Action Report includes further detail in respect of our climate disclosures.

Xfinity marks and logos are trademarks of Comcast Corporation, used under license. © 2025 Comcast. Rogers trademarks in this MD&A are owned or used under licence by Rogers Communications Inc. or an affiliate. This MD&A may also include trademarks of other third parties. The trademarks referred to in this MD&A may be listed without the ™ symbols. ©2025 Rogers Communications

ABOUT FORWARD-LOOKING INFORMATION

This MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, and intentions.

Forward-looking information:

•	typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•

includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, among others:

•	revenue;
•	total service revenue;
•	adjusted EBITDA;
•	capital expenditures;
•	cash income tax payments;
•	free cash flow;
•	dividend payments;
•	the growth of new products and services;
•	expected growth in subscribers and the services to which they subscribe;
•	the cost of acquiring and retaining subscribers and deployment of new services;
•	continued cost reductions and efficiency improvements;
•	the proposed $7 billion structured equity investment, including its expected terms and the use of proceeds therefrom;
•	the completion and financing of the MLSE Transaction;
•	our debt leverage ratio and how we intend to manage that ratio; and
•	all other statements that are not historical facts.

Specific forward-looking information included in this MD&A includes, but is not limited to, information and statements under “Financial and Operating Guidance” relating to our 2025 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures, and free cash flow. All other statements that are not historical facts are forward-looking information.

2024 ANNUAL REPORT ROGERS COMMUNICATIONS INC.  |   16

MANAGEMENT’S DISCUSSION AND ANALYSIS

We base our conclusions, forecasts, and projections (including the aforementioned guidance) on a number of estimates, expectations, assumptions, and other factors, including, among others:

•	general economic and industry conditions, including the effects of inflation;
•	currency exchange rates and interest rates;
•	product pricing levels and competitive intensity;
•	subscriber growth;
•	pricing, usage, and churn rates;
•	changes in government regulation;
•	technology and network deployment;
•	availability of devices;
•	timing of new product launches;
•	content and equipment costs;
•	the integration of acquisitions; and
•	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetization events, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

RISKS AND UNCERTAINTIES

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;
•	technological changes;
•	economic, geopolitical, and other conditions affecting commercial activity, including, but not limited to, the potential application of tariffs, trade wars, recessions, or reduced immigration levels;
•	unanticipated changes in content or equipment costs;
•	changing conditions in the entertainment, information, and communications industries;
•	sports-related work stoppages or cancellations and labour disputes;
•	the integration of acquisitions;
•	litigation and tax matters;
•	the level of competitive intensity;
•	the emergence of new opportunities;
•	external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•	anticipated asset sales may not be achieved within the expected timeframes or at all for proceeds in the amount or type expected;
•	the MLSE Transaction, and any financing for it from private investors, may not be completed on the anticipated terms or at all;
•	we may not reach definitive agreements for, or may not complete, the proposed $7 billion structured equity investment on the anticipated terms or at all;
•

if completed, we may use the proceeds from the structured equity investment for different purposes due to alternative opportunities or requirements, general economic or market conditions, or other internal or external considerations;

•	new interpretations and new accounting standards from accounting standards bodies; and
•	the other risks outlined in “Risks and Uncertainties Affecting our Business”.

These risks, uncertainties, and other factors can also affect our objectives, strategies, plans, and intentions. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, plans, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary materially from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

BEFORE MAKING AN INVESTMENT DECISION

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections in this MD&A entitled “Regulation in our Industry”, “Risk Management”, and “Sustainability and Social Impact”, as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively.

FOR MORE INFORMATION

You can find more information about us, including our Annual Information Form, on our website (investors.rogers.com), on SEDAR+ (sedarplus.ca), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these websites and any other websites and any reports, including our 2024 Annual Report, 2024 Data Supplement, and 2024 Climate Action Report, referenced in this document does not constitute part of this MD&A except to the extent that information is expressly included (or incorporated) herein.

You can also find information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business at investors.rogers.com.

17   |  ROGERS COMMUNICATIONS INC. 2024 ANNUAL REPORT

Executive Summary

ABOUT ROGERS

Rogers is Canada’s leading communications and entertainment company. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Almost all of our operations and sales are in Canada. We have a highly skilled and diversified workforce of approximately 24,000 employees. Our head office is in Toronto, Ontario and we have numerous offices across Canada. We are a strong national company investing in Canada and are committed to embedding sustainable practices in how we do business. We report our results of operations in three reportable segments. See “Understanding Our Business” for more information.

2024 HIGHLIGHTS

KEY FINANCIAL INFORMATION

	Years ended December 31

(In millions of dollars, except margins and per share amounts)	2024	2023	% Chg
Consolidated
Total revenue	20,604	19,308	7
Total service revenue [1]	18,066	16,845	7
Adjusted EBITDA [2]	9,617	8,581	12
Adjusted EBITDA margin [2]	46.7%	44.4%	2.3 pts

Net income	1,734	849	104
Adjusted net income [2]	2,719	2,406	13

Basic earnings per share	$3.25	$1.62	101
Adjusted basic earnings per share [2]	$5.09	$4.60	11

Capital expenditures [3]	4,041	3,934	3
Cash provided by operating activities	5,680	5,221	9
Free cash flow [2]	3,045	2,414	26

Wireless
Service revenue	8,108	7,802	4
Revenue	10,595	10,222	4
Adjusted EBITDA	5,312	4,986	7
Adjusted EBITDA margin [4]	65.5%	63.9%	1.6 pts

Cable
Revenue	7,876	7,005	12
Adjusted EBITDA	4,518	3,774	20
Adjusted EBITDA margin	57.4%	53.9%	3.5 pts

Media
Revenue	2,484	2,335	6
Adjusted EBITDA	84	77	9
Adjusted EBITDA margin	3.4%	3.3%	0.1 pts

[1]	As defined. See “Key Performance Indicators”.
[2]

Adjusted EBITDA is a total of segments measure. Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure; adjusted net income is a component of adjusted basic earnings per share. Free cash flow is a capital management measure. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See “Non-GAAP and Other Financial Measures” for more information about these measures.

[3]

Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

[4]	Calculated using Wireless service revenue.

2024 ANNUAL REPORT ROGERS COMMUNICATIONS INC.  |   18

MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY PERFORMANCE INDICATORS

	As at or years ended December 31

	2024	2023	Chg

Subscriber results (in thousands) [1]
Wireless postpaid mobile phone net additions [2]	380	674	(294)
Wireless prepaid mobile phone net (losses) additions [2]	132	(50)	182
Wireless mobile phone subscribers [2]	11,874	11,609	265

Retail Internet net additions	111	77	34
Retail Internet subscribers [2]	4,273	4,162	111

Video net (losses) additions	(134)	15	(149)
Video subscribers [2]	2,617	2,751	(134)

Home Monitoring net additions (losses)	44	(12)	56
Home Monitoring subscribers	133	89	44

Home Phone net losses	(122)	(116)	(6)
Home Phone subscribers [2]	1,507	1,629	(122)

Customer relationships net additions (losses)	47	(2)	49
Total customer relationships [2]	4,683	4,636	47

Additional Wireless metrics [1]
Postpaid mobile phone churn (monthly)	1.21%	1.11%	0.10 pts
Mobile phone ARPU (monthly) [1,3]	$57.98	$57.86	$0.12

Additional Cable metrics [1]
ARPA (monthly) [1,3]	$140.12	$142.58	($2.46)
Penetration	45.9%	46.6%	(0.7 pts )

Ratios
Capital intensity [1,3]	19.6%	20.4%	(0.8 pts )
Dividend payout ratio of net income [1,3]	61.8%	123.2%	(61.4 pts )
Dividend payout ratio of free cash flow [1,3]	35.2%	43.3%	(8.1 pts )
Return on assets [1,3]	2.4%	1.2%	1.2 pts
Debt leverage ratio [3]	4.5	5.0	(0.5)
Pro forma debt leverage ratio [3]	n/a	4.7	n/a

Employee-related information
Total active employees	24,000	26,000	(2,000)

[1]	As defined. See “Key Performance Indicators”.
[2]	During 2023 and 2024, we adjusted our Wireless and Cable subscriber bases for various events. See “Wireless Subscriber Results” and “Cable Subscriber Results” for more information.
[3]

Mobile phone ARPU, ARPA, capital intensity, dividend payout ratio of net income, dividend payout ratio of free cash flow, and return on assets are supplementary financial measures. Debt leverage ratio is a capital management measure. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See “Non-GAAP and Other Financial Measures” and “Financial Condition” for an explanation as to the composition of these measures.

19   |  ROGERS COMMUNICATIONS INC. 2024 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

REVENUE

Total revenue and total service revenue both increased by 7% this year, driven by revenue growth in all our businesses.

Wireless service revenue increased by 4% this year, primarily as a result of the cumulative impact of growth in our mobile phone subscriber base over the past year, including our evolving mobile phone plans that increasingly bundle more services in the monthly service fee. Wireless equipment revenue increased by 3% primarily as a result of an increase in new subscribers purchasing devices and a continued shift in the product mix towards higher-value devices.

Cable service revenue increased by 12% this year primarily as a result of the completion of the Shaw Transaction in April 2023, which contributed an incremental approximately $1 billion in the first quarter of 2024; partially offset by Video subscriber losses and ongoing competitive intensity.

Media revenue increased by 6% this year primarily as a result of higher sports-related revenue, driven by higher Toronto Blue Jays revenue and higher subscriber and other revenue, partially offset by lower Today’s Shopping Choice revenue.

ADJUSTED EBITDA

Consolidated adjusted EBITDA increased 12% this year and our adjusted EBITDA margin increased by 230 basis points as a result of full realization our synergy program associated with the Shaw Transaction together with ongoing cost efficiencies.

Wireless adjusted EBITDA increased 7% this year, primarily due to the flow-through impact of higher revenue as discussed above in conjunction with ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 65.5%.

Cable adjusted EBITDA increased 20% this year due to the aforementioned synergy program and ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 57.4%.

Media adjusted EBITDA increased by 9% this year primarily due to higher revenue as discussed above, partially offset by higher Toronto Blue Jays expenses, including game day-related costs.

NET INCOME AND ADJUSTED NET INCOME

Net income increased by 104% this year, primarily as a result of higher adjusted EBITDA, the $422 million loss recognized last year related to the change in the value of one of our joint venture’s obligations to purchase at fair value the non-controlling interest in one of its investments, and lower restructuring, acquisition and other costs, partially offset by higher depreciation and amortization. Adjusted net income increased by 13% this year, primarily as a result of higher adjusted EBITDA.

See “Review of Consolidated Performance” for more information.

CASH FLOW AND AVAILABLE LIQUIDITY

We returned substantial cash to shareholders this year through the payment of $739 million in dividends. We also issued $325 million of Class B Non-Voting Shares through our dividend reinvestment plan (DRIP). In addition, we declared a $0.50 per share dividend on January 29, 2025.

Our cash provided by operating activities increased by 9% this year, primarily as a result of higher adjusted EBITDA. Free cash flow increased 26% this year, primarily as a result of higher adjusted EBITDA.

Our debt leverage ratio as at December 31, 2024 was 4.5 (December 31, 2023 – 5.0, or 4.7 on an as adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and Shaw as if the Shaw Transaction had closed on January 1, 2023). See “Financial Condition” for more information.

Our overall weighted average cost of borrowings was 4.61% as at December 31, 2024 (2023 – 4.85%) and our overall weighted average term to maturity on our debt was 9.8 years as at December 31, 2024 (2023 – 10.4 years).

We ended the year with approximately $4.8 billion of available liquidity1 (2023 – $5.9 billion), including $3.5 billion (2023 – $4.3 billion) available under our bank and letter of credit facilities, $0.4 billion (2023 – $0.8 billion) available under our $2.4 billion receivables securitization program, and $0.9 billion (2023 – $0.8 billion) in cash and cash equivalents. Further, in February 2025, we issued three tranches of subordinated notes, consisting of US$2.1 billion and Cdn$1 billion, and received $4.0 billion in net proceeds (see “Sources and Uses of Cash” for more information).

[1]	Available liquidity is a capital management measure. See “Non-GAAP and Other Financial Measures” for more information about this measure.

2024 ANNUAL REPORT ROGERS COMMUNICATIONS INC.  |   20

MANAGEMENT’S DISCUSSION AND ANALYSIS

MLSE Transaction

On September 18, 2024, we announced an agreement with BCE Inc. (Bell) to acquire Bell’s indirect 37.5% ownership stake in Maple Leaf Sports & Entertainment Inc. (MLSE) for a purchase price of $4.7 billion subject to certain adjustments, payable in cash (MLSE Transaction). We expect financing for the MLSE Transaction will include private investors. The MLSE Transaction will also provide Bell the opportunity to renew its existing MLSE broadcast and sponsorship rights over the long-term at fair market value. This includes access to content rights for 50% of Toronto Maple Leafs regional games and 50% of Toronto Raptors games for which MLSE controls the rights.

In December 2024, we received clearance from the Competition Bureau to proceed with the MLSE Transaction. We still require sports league approvals and approval from the Canadian Radio-

television and Telecommunications Commission (CRTC) before the MLSE Transaction can close. When the MLSE Transaction closes, we will be the largest owner of MLSE, with a controlling interest in 75% of MLSE. The holder of the 25% non-controlling interest in MLSE has a right to require its interest be purchased at a future date at fair value. For more information, see “Risk Management”.

MLSE owns the Toronto Maple Leafs (NHL), Toronto Raptors (NBA), Toronto FC (MLS), the Toronto Argonauts (CFL), various minor league teams, and associated real estate holdings, such as Scotiabank Arena. The MLSE Transaction will add to our existing sports portfolio, including ownership of the Toronto Blue Jays, Rogers Centre, and Sportsnet.

Structured Equity Transaction

On October 24, 2024, we announced we had entered into a non-binding term sheet with a leading global financial investor for a proposed $7 billion structured equity investment, substantially all of the net proceeds of which are expected to be used to reduce debt and further strengthen our balance sheet. The equity investment, if completed, would result in the investor acquiring a minority stake in a subsidiary that will own a portion of our wireless backhaul transport infrastructure, with Rogers continuing to maintain operational control. We continue to consider, evaluate, and work on definitive agreements with respect to the proposed equity investment. Completion is subject to entering into binding definitive documentation with the investor.

21   |  ROGERS COMMUNICATIONS INC. 2024 ANNUAL REPORT

Understanding Our Business

Rogers is Canada’s leading wireless, cable, and media company. We report our results of operations in three reportable segments. Each segment and the nature of its business are as follows:

Segment	Principal activities

Wireless	Wireless telecommunications operations for Canadian consumers and businesses.

Cable

Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

See “Delivering on our Priorities” for more information about our extensive wireless and cable networks and significant wireless spectrum position.

Wireless and Cable are operated by our wholly owned subsidiary, RCCI, and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

POWERFUL BRANDS

The Rogers brand has strong national recognition through our:

•	established networks;
•	extensive distribution;
•	recognizable media content and programming;
•	advertising;
•	event and venue sponsorships;
•	community investment, including Ted Rogers Scholarships and Ted Rogers Community Grants; and
•	naming rights to some of Canada’s landmark buildings, stadiums, and arenas.

We also own or utilize some of Canada’s most recognized brands, including:

•	the wireless brands of Rogers, Fido, and chatr;
•	the Rogers residential brand;
•	28 TV stations and specialty channels, including Sportsnet, OMNI, Citytv, FX (Canada), FXX (Canada), Bravo, HGTV, and Food Network;
•	52 radio stations, including 98.1 CHFI, 680 News Radio (formerly CityNews 680), Sportsnet 590 The FAN, KiSS, JACK, and SONiC;
•	major league sports teams, including the Toronto Blue Jays, and teams owned by MLSE, such as the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, and the Toronto Argonauts;
•	an exclusive national 12-year agreement with the NHL, which runs through the 2025-2026 season, as well as regional agreements, that allow us to deliver coverage of professional hockey in Canada; and
•	Today’s Shopping Choice, a premium online and TV shopping retailer.

PRODUCTS AND SERVICES

WIRELESS

We are the largest provider of wireless communication services in Canada as at December 31, 2024. We are a Canadian leader in delivering a range of innovative wireless network technologies and services. We were the first Canadian carrier to launch a 5G network and we have the largest 5G network in Canada, serving over 2,500 communities as at December 31, 2024. Our wireless services are offered under the Rogers (postpaid), Fido (postpaid), and chatr (prepaid) brands, and provide consumers and businesses with the latest wireless devices, services, and applications including:

•	mobile high-speed Internet access, including our Rogers Infinite unlimited data plans;
•	wireless voice and enhanced voice features;
•	Express Pickup, a convenient service for purchasing devices online or through a customer care agent, with the ability to pick up in-store as soon as the same day;
•	direct device shipping to the customer’s location of choice;
•	device financing;
•	device protection;
•	global voice and data roaming, including Roam Like Home and Fido Roam;
•	wireless home phone;
•	advanced wireless solutions for businesses, including wireless private network services;
•	bridging landline phones with wireless phones; and
•	machine-to-machine and Internet of Things (IoT) solutions.

CABLE

We are one of the largest cable services providers in Canada. Our cable network provides an innovative and leading selection of high-speed broadband Internet access, Internet protocol-based (IP) television, applications, online viewing, phone, home monitoring, and advanced home WiFi services to consumers across Canada. We also provide services to businesses across Canada that aim to meet the increasing needs of today’s critical business applications.

Our newest WiFi modem with WiFi 6E, a technology that eases network congestion by simplifying network design and delivering increased performance with higher throughput and wider spectrum channels, allows us to offer new fibre-powered Rogers Xfinity Internet packages and bundles with up to 8 gigabit per second (Gbps) symmetrical speeds in select areas.

Internet services include:

•	Internet access through broadband and fixed wireless access (including basic and unlimited usage packages), security solutions, and e-mail;

2024 ANNUAL REPORT ROGERS COMMUNICATIONS INC.  |   22

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	access speeds of up to:
•	1 Gbps, covering our entire Cable footprint; and
•	1.5 Gbps, covering the vast majority of our Cable footprint, with some areas able to receive access speeds of up to 8 Gbps symmetrical speeds;
•	Rogers Xfinity unlimited packages, combining fast and reliable speeds with the freedom of unlimited usage and options for self-installation;
•

the Rogers Xfinity app, offering a personalized WiFi experience with a simple digital dashboard for customers to manage their home WiFi network, providing visibility and control over family usage, and Rogers Xfinity WiFi Boost Pods, an advanced WiFi system customers can plug into electrical outlets in their home to extend WiFi coverage; and

•	Rogers Xfinity Self Protection, offering services such as monitoring, security, automation, energy efficiency, and smart control through a smartphone app.

Television services include:

•	local and network TV, made available through traditional digital or IP-based Rogers Xfinity TV, including starter and premium channel packages along with à la carte channels;
•	on-demand television with Rogers Xfinity TV services;
•	cloud-based digital video recorders (DVRs) available with Rogers Xfinity TV services;
•

voice-activated remote controls, restart features, and integrated apps such as YouTube, Netflix, Sportsnet NOW, Amazon Prime Video, Disney+, and Apple TV+ on Rogers Xfinity TV and Rogers Xfinity Streaming;

•	Rogers Xfinity App TV, combining over 40 linear channels with Netflix in a single package;
•	personal video recorders (PVRs), including Whole Home PVR and 4K PVR capabilities;
•	a Rogers Xfinity TV app, giving customers the ability to experience Rogers Xfinity TV (including setting recordings) on their smartphone, tablet, laptop, or computer;
•	Rogers Xfinity Streaming, an entertainment add-on for Rogers Xfinity Internet customers, giving them access to their favourite streaming services in one place;
•	Download and Go, the ability to download recorded programs onto your smartphone or tablet to watch at a later time using the Rogers Xfinity TV app;
•	linear and time-shifted programming;
•	digital specialty channels; and
•	4K television programming, including regular season Toronto Blue Jays home games and select marquee National Hockey League (NHL) and National Basketball Association (NBA) games.

Phone services include:

•	residential and small business local telephony service; and
•	calling features such as voicemail, call waiting, and long distance.

Satellite services include:

•	video and audio programming by satellite; our customers have access to over 370 digital video channels and thousands of on-demand, pay-per-view (PPV), and subscription movie and television titles; and
•	flexibility with each of our current primary TV packages, which includes a base set of channels and tiered customization options depending on the size of the TV package.

Enterprise services include:

•

voice, data networking, IP, and Ethernet services over multi-service customer access devices that allow customers to scale and add services, such as private networking, Internet, IP voice, and cloud solutions, which blend seamlessly to grow with their business requirements;

•

optical wave, Internet, Ethernet, and multi-protocol label switching services, providing scalable and secure metro and wide area private networking that enables and interconnects critical business applications for businesses that have one or many offices, data centres, or points of presence (as well as cloud applications) across Canada;

•	simplified information technology (IT) and network technology offerings with security-embedded, cloud-based, professionally managed solutions;
•	extensive cable access network services for primary, bridging, and back-up (including through our wireless network, if applicable) connectivity; and
•	specialized telecommunications technical consulting for Internet service providers (ISPs).

MEDIA

Our portfolio of Media assets, with a focus on sports and regional TV and radio programming, reaches Canadians from coast to coast.

In Sports Media and Entertainment, we own the Toronto Blue Jays, Canada’s only Major League Baseball (MLB) team, and the Rogers Centre event venue, which hosts the Toronto Blue Jays’ home games, concerts, trade shows, and special events.

Our agreement with the NHL (NHL Agreement), which runs through the 2025-2026 NHL season, allows us to deliver more than 1,300 regular season games during a typical season across television, smartphones, tablets, personal computers, and other streaming devices. It also grants Rogers national rights on those platforms to the Stanley Cup Playoffs and Stanley Cup Final, all NHL-related special events and non-game events (such as the NHL All-Star Game, the NHL 4 Nations Face-Off, and the NHL Draft), and rights to sublicense broadcasting rights.

In Television, we operate several conventional and specialty television networks, including:

•	Sportsnet’s four regional stations along with Sportsnet ONE, Sportsnet 360, and Sportsnet World;
•	Citytv network, which, together with affiliated stations, has broadcast distribution to approximately 72% of Canadian individuals;
•	OMNI multicultural broadcast television stations, including OMNI Regional, which provide multilingual newscasts nationally to all digital basic television subscribers;
•	specialty channels that include Bravo, Discovery, Food Network, FX (Canada), FXX (Canada), and HGTV; and
•	Today’s Shopping Choice, Canada’s only nationally televised shopping channel, which generates a significant portion of its revenue from online sales.

In Radio, we operate 52 AM and FM radio stations in markets across Canada, including popular radio brands such as 98.1 CHFI, 680 News Radio (formerly CityNews 680), Sportsnet 590 The FAN, KiSS, JACK, and SONiC.

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We also offer a range of digital services and products, including:

•	our digital sports-related assets, including sportsnet.ca and Sportsnet+;
•	other digital assets, including Citytv+;
•	a range of other websites, apps, podcasts, and digital products associated with our various brands and businesses; and
•	out-of-home advertising assets and partnerships allowing us to reach school campuses, bars and restaurants, elevators, salons, and spas, among others.

OTHER

We offer both the Rogers Red Mastercard and the Rogers Red World Elite Mastercard, which allow customers to earn cash back rewards points on credit card spending and finance new wireless devices over up to 48 months at 0% interest.

OTHER INVESTMENTS

We hold interests in a number of associates and joint arrangements, some of which include:

•

our 37.5% ownership interest in MLSE, which owns the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, the Toronto Argonauts, and the Toronto Marlies, as well as various associated real estate holdings; and

•	our 50% ownership interest in Glentel Inc. (Glentel), a large provider of multicarrier wireless and wireline products and services with several hundred Canadian retail distribution outlets.

COMPETITION

The telecommunications industry is a highly competitive industry served by many national, regional, and reseller players giving consumers a broad choice in service providers and plan offerings. The industry is very capital intensive and requires meaningful, continual investments to implement next-generation technology and to support existing infrastructure. Given the highly regulated nature of the industry, the already competitive dynamic could be further influenced by regulatory change (see “Regulation in our Industry” for more information).

Telephony and television services are increasingly offered over the Internet and consumers communicate, watch video, and otherwise interact with the broader world online, including with a growing selection of over-the-top (OTT) services.

In the media industry, consumer viewing habits have shifted towards digital and online media consumption and advertisers are directing their advertising dollars to those channels. In addition, we now compete with a range of digital and online media companies, including large global companies.

WIRELESS

We compete on customer experience, price, quality of service, scope of services, network coverage, sophistication of wireless technology, breadth of distribution, selection of devices, branding, and positioning.

•

Wireless technology – Our 5G network caters to customers seeking the increased capacity and speed it provides relative to long-term evolution (LTE) networks. We compete with BCE Inc. (Bell), TELUS Corporation (Telus), and Videotron at a national level, and with Saskatchewan Telecommunications Holding Corporation (SaskTel) and Eastlink Inc. (Eastlink) at a regional level, all of whom operate

5G networks. We also compete with these providers on high-speed packet access (HSPA) and global system for mobile communications (GSM) networks and with providers that use alternative wireless technologies, such as WiFi “hotspots” and mobile virtual network operators (MVNO).

•

Product, branding, and pricing – we compete nationally with Bell, Telus, and Videotron, including their flanker brands Virgin Plus (Bell), Lucky Mobile (Bell), Koodo (Telus), Public Mobile (Telus), and Fizz (Videotron). We also compete with various regional players and resellers.

•

Distribution of services and devices – we have one of the largest distribution networks in the country, and compete with other service providers for dealers, prime locations for our own stores, and third-party retail distribution shelf space. We also compete with other service providers on the quality and ease of use of our self-serve options and other digital capabilities.

•

Wireless networks – consolidation amongst regional players, or with incumbent carriers, could alter the regional or national competitive landscapes for Wireless. Additionally, certain service providers that currently do not offer wireless products or services have purchased spectrum licences and could enter the market in the future.

•

Spectrum – we currently have the largest spectrum position in the country. In November 2023, we won 860 spectrum licences covering 87% of the Canadian population at a total cost of $475 million in the 3800 MHz spectrum licence auction. These spectrum licences, along with other frequency bands, are essential to the deployment of 5G networks. The outcome of any spectrum auction may increase competition. See “Regulation in our Industry” for more information.

CABLE

Internet

We compete with other ISPs that offer fixed-connection residential high-speed Internet access services. Our high-speed Internet services compete directly with, among others:

•	Bell’s Internet services in Ontario, Manitoba, New Brunswick, Nova Scotia, and Newfoundland, including Virgin Plus;
•	Telus’ Internet services in British Columbia and Alberta;
•	various resellers using wholesale telecommunication company digital subscriber line (DSL) and cable third-party Internet access (TPIA) services in local markets;
•	smaller ISPs, such as Beanfield Metroconnect, in metropolitan areas; and
•	newer providers offering low Earth orbiting satellite Internet service in underserved regions.

A number of different players in the Canadian market also compete for enterprise network and communications services. There are relatively few national providers, but each market has its own competitors that usually focus on the geographic areas in which they have the most extensive networks. In the enterprise market, we compete with facilities- and non-facilities-based telecommunications service providers. In markets where we own network infrastructure, we compete with incumbent fibre-based providers. Our main competitors are:

•	Western Canada – Bell, Telus, and Digital Colony;
•	Ontario – Bell, Cogeco Data Services, Xplore, and Digital Colony;
•	Quebec – Bell, Telus, and Videotron; and
•	Atlantic Canada – Bell, Xplore, and Eastlink.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Television

We compete with:

•	other Canadian multi-channel broadcast distribution undertakings (BDUs), including Bell, Telus, and other satellite and IPTV providers;
•

OTT video offerings through providers like Netflix, YouTube, Apple, Amazon Prime Video, Crave, Google, Disney+, DAZN, Paramount+, and other channels streaming their own content, which continue to grow in popularity; and

•

over-the-air local and regional broadcast television signals received directly through antennas, the illegal distribution of Canadian and international channels via video streaming boxes, and the illegal reception of US direct broadcast satellite services.

Phone

While Phone represents a small portion of our business, we compete with other telephony service providers, including:

•	Bell’s wireline phone service in Ontario, Manitoba, New Brunswick, Nova Scotia, and Newfoundland;
•	Telus’ wireline phone services in British Columbia and Alberta;
•

incumbent local exchange carrier (ILEC) local loop resellers and voice over IP (VoIP) service providers and other VoIP-only service providers (such as Vonage and Skype), and other voice applications that use the Internet access services of ISPs (such as Facebook and WhatsApp); and

•	substitution of wireline for wireless products, including mobile phones and wireless home phone products.

MEDIA

Competition in Sports Media and Entertainment includes other:

•	televised and online sports broadcasters;
•	Toronto professional teams, for attendance at Toronto Blue Jays games;
•	MLB teams, for Toronto Blue Jays players and fans;
•	local sporting and special event venues;
•	professional sports teams, for merchandise sales revenue; and
•	new digital sports media companies.

Television and Radio, both of which focus on local and regional content in addition to highly sought-after lifestyle and entertainment content, compete for audiences and advertisers with:

•	other Canadian television and radio stations, including those owned and operated by the CBC, Bell Media, and Corus Entertainment;
•

OTT video offerings through providers like Netflix, YouTube, Apple, Amazon Prime Video, Crave, Google, Disney+, DAZN, Paramount+, and other channels streaming their own content, which continue to grow in popularity;

•	OTT radio offerings, such as iHeartRadio, Apple Music, Amazon Music, Spotify, SiriusXM, and Radioplayer Canada;
•	other media, including newspapers, magazines, and outdoor advertising; and
•	other technologies available on the Internet or through the cloud, such as social media platforms, online web information services, digital assistants, music downloading, and portable media players.

Today’s Shopping Choice’s model of live, hosted-video sales content and its robust online shopping experience competes with:

•	pure play e-commerce retailers servicing Canada;
•	select branded retailers in Canada and their related e-commerce websites;
•	other available television-shopping channels and infomercials that sell products on television; and
•	direct-to-consumer livestream video shopping events, social commerce, and shoppable video technologies that are rapidly emerging online.

Our digital media products compete for audiences and advertisers with:

•	online information and entertainment websites and apps, including digital news services, streaming services, and content available via social networking services;
•	magazines, both digital and printed; and
•	other traditional media, such as TV and radio.

INDUSTRY TRENDS

The telecommunications industry in Canada is very capital intensive and highly regulated. Our reportable segments are affected by various overarching trends relating to changing technologies, consumer demands, economic conditions, and regulatory developments, all of which could limit essential future investments in the Canadian marketplace. See “Risks and Uncertainties Affecting our Business” and “Regulation in our Industry” for more information. Below is a summary of the industry trends affecting our specific reportable segments.

WIRELESS TRENDS

The ongoing extensive investment made by Canadian wireless providers has created far-reaching and sophisticated wireless networks that have enabled consumers and businesses to utilize fast multimedia capabilities through wireless data services. Consumer demand for mobile devices, digital media, and on-demand content is pushing providers to build networks that can support the expanded use of applications, mobile video, messaging, and other wireless data. Mobile commerce continues to increase as more devices and platforms adopt secure technology to facilitate wireless transactions. Recent years have seen Canadian wireless providers benefitting from growing immigration and device penetration in Canada; however, current slowing population growth as a result of changes to government immigration policies is now leading to a less active market, resulting in lower gross and net additions.

Wireless providers continue to invest in the next generation of technologies, like 5G, to meet increasing data demands. New products and applications on the wireless network, such as wireless private networks, will continue to rely on ultra-reliable, low latency transport networks, capable of supporting both wireless and wireline traffic.

To help make the cost of new wireless devices more affordable for consumers, Rogers and other Canadian wireless carriers offer device financing programs. In 2023, we expanded financing available to Rogers customers by introducing the Rogers Red Mastercard, which provides 3% cash back value for Rogers customers and allows consumers to finance up to the full cost of the device over a 36-month or 48-month term at 0% interest. We believe being able to finance devices over 36 or 48 months helps reduce churn.

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In addition to the wireless device financing plans now available, subscribers are increasingly bringing their own devices or keeping their existing devices longer and therefore may not enter into term contracts for wireless services. This may negatively impact churn, but may also create gross addition subscriber opportunities as a result of increased churn from other carriers. This trend, along with ongoing elevated competitive intensity over the last several years, may also negatively impact the monthly service fees charged to subscribers as they shop for plans that best meet their needs.

CABLE TRENDS

Economic conditions, technology advancements, non-traditional competitors, consumer behaviours, and regulatory developments are key areas influencing Cable. This market is very capital intensive, and a strong Internet offering is the backbone to effectively serving this market. Applications on the Internet are increasingly being used as a substitute for wireline telephone services, and televised content is increasingly available online. Downward television tier migration (cord shaving) and television cancellation with the intent of substitution (cord cutting) has continued with increased adoption of OTT services.

Cable and wireline companies are expanding their service offerings to include faster broadband Internet, including consistently offering multi-gigabit download speeds, with certain plans offering symmetrical speeds of up to 8 Gbps in select areas, and Internet offerings with unlimited bandwidth. Consumers are demanding faster-than-ever speeds for streaming online media, uploading personal content, playing online video games, and for their ever-growing number of connected devices. In order to help facilitate these speeds, cable and wireline companies are shifting their networks towards higher speed and capacity Data Over Cable Service Interface Specifications (DOCSIS) 3.1 and fibre-to-the-home (FTTH) technologies and they are evolving their networks to be DOCSIS 4.0-capable. These technologies provide faster potential data communication speeds than earlier technologies, allowing both television and Internet signals to reach consumers more quickly in order to sustain reliable speeds to address the increasing number of Internet-capable devices.

Wireless home Internet, or Internet delivered using wireless cellular signals, is increasingly being offered by telecommunications companies in Canada. This technology allows carriers to provide home Internet services to customers who are (i) otherwise unable to be serviced by traditional wireline technologies or (ii) outside of a carrier’s cable network footprint, thereby expanding the effective footprint of customers.

People continue to work and study from home, further establishing the need for strong and reliable cable networks that can handle increased capacity than previously existed. Cable and wireline companies have needed to continue adding capacity and managing traffic to continue reliably supporting the needs of Canadians.

Our business customers use fibre-based access and cloud computing to capture and share information in more secure and accessible environments. This, combined with the rise of multimedia and Internet-based business applications, is driving exponential growth in data demand.

Businesses and all levels of government are transforming data centre infrastructure by moving toward virtual data storage and hosting. This is driving demand for more advanced network functionality, robust, scalable services, and supportive dynamic network infrastructure.

Canadian wireline companies are dismantling legacy networks and investing in next-generation platforms that combine voice, data, and video solutions onto a single distribution and access platform. As next-generation platforms become more popular, our competition will begin to include systems integrators and manufacturers.

Devices and machines are becoming more interconnected and there is more reliance on the Internet and other networks to facilitate updates and track usage.

MEDIA TRENDS

Consumer viewing behaviours are continually evolving and the industry continues to adjust to these changes. Access to live sports and other premium content has become even more important for acquiring and retaining audiences that in turn attract advertisers and subscribers. Therefore, ownership of content and/or long-term agreements with content owners has also become increasingly important to media companies. Leagues, teams, networks, and new digital entrants are also experimenting with the delivery of live sports content through online/streaming, social, and virtual platforms, while non-traditional sports are also growing in mindshare.

Consumer demand for digital media, content on mobile devices, and on-demand content is increasing and media products have experienced significant digital uptake, requiring industry players to increase their efforts in digital content and capabilities in order to compete. In response to this trend, advertisers are shifting their spending to premium video and audio products on global digital platforms and social media that enable marketers to narrowly target specific audiences instead of the previous mass marketing approach. This has caused a shift in focus to attract digital spending through investments in digital assets and advertising technology.

Competition has changed and traditional media assets in Canada are increasingly being controlled by a small number of competitors with significant scale and financial resources. Technology has allowed new entrants and even individuals to become media players in their own right.

Some of our competitors have become more vertically integrated across both traditional and emerging platforms. Relationships between providers and purchasers of content have become more complex. Global aggregators have also emerged and are competing for both content and viewers; some of these aggregators have the financial resources to offer greater compensation to providers for their content, resulting in increased costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate Overview

OUR STRATEGY FOR VALUE CREATION

KEY PERFORMANCE DRIVERS AND 2024 STRATEGIC HIGHLIGHTS

Our five objectives guided our work and decision-making as we further improved our operational execution and made well-timed investments to grow our core businesses, solidify our network leadership, and drive long-term growth for shareholders. We are committed to growing in a socially and environmentally responsible way, advancing our five business priorities while making a positive impact in the lives of Canadians. Below are some highlights for the year.

Build the biggest and best networks in the country

•	Awarded Canada’s most reliable 5G network by umlaut for the sixth straight year and most reliable wireless network by Opensignal, both in July 2024.
•	Recognized as Canada’s most reliable Internet by Opensignal in July 2024.
•	Completed Canada’s first national live trial of 5G network slicing.
•	Started to deploy 3800 MHz spectrum licences, further expanding our 5G capabilities.
•	Delivered 4 Gbps download and 1 Gbps upload speeds with DOCSIS 4.0 modem technology trial.

Deliver easy to use, reliable products and services

•

Signed landmark deals with Warner Bros. Discovery and NBCUniversal to acquire the most-watched lifestyle and entertainment brands and content, subsequently launching Bravo in Canada and launched channels for HGTV, Food Network, Discovery, and others on January 1, 2025.

•

Announced a ten-year agreement with Comcast to bring their world-class Xfinity products and technology to Canadians, beginning with Rogers Xfinity Streaming and Rogers Xfinity Storm-Ready WiFi, Canada’s first home Internet backup solution.

•	Introduced a program to help newcomers build credit and finance a new smartphone through a partnership with Nova Credit.
•	Launched Rogers 5G Home Internet across our wireless network coverage area.

Be the first choice for Canadians

•	Led the industry with 623,000 mobile phone and Internet net additions.
•	Signed an agreement with BCE Inc. (Bell) to become the majority owner of MLSE.
•	Produced and broadcast Canada’s first Law & Order original series, premiering at #1 in the country and becoming Citytv’s most watched original series in over a decade.
•	Sportsnet was the most watched specialty channel in Canada.

Be a strong national company investing in Canada

•	Invested a record $4 billion in capital expenditures, primarily in our networks.
•	Became the first national carrier in Canada with net-zero greenhouse gas (GHG) emissions targets approved by the Science Based Targets initiative (SBTi).
•	Drove benefits to community organizations across Canada of over $100 million.
•	Raised a record $25 million to support children’s charities in Alberta at the 12th annual Rogers Charity Classic.
•	Released our 2023 Economic Impact Assessment showing Rogers supported 92,000 jobs and contributed $14 billion to Canada’s GDP.

Be a growth leader in our industry

•	Grew total service revenue by 7% and adjusted EBITDA by 12%.
•	Reported industry-leading margins in our Wireless and Cable operations.
•	Generated free cash flow of $3,045 million, up 26%, and cash flow from operating activities of $5,680 million.

2025 OBJECTIVES

In 2024, we executed with discipline, delivered industry-leading results, and continued to make substantial progress on our integration plan following the close of the Shaw Transaction in 2023. Building on this momentum, and as part of our goal to be number one across our core businesses, our five objectives for 2025 remain as follows, with updates to reflect how we will advance them:

Build the biggest and best networks in the country

Our networks power Canada’s economy and our business is built on providing our customers with always-on coverage everywhere. We are focused on connecting more Canadians nationwide to Canada’s largest and most reliable 5G network and the country’s only coast-to-coast Internet network, and advancing satellite-to-mobile technology so Canadians can stay safe and connected in more of Canada. Together, we are using these investments to deliver reliable connectivity and build a resilient Canada.

Deliver easy to use, reliable products and services

We believe delivering easy to use, reliable products and services is key to our growth strategy. This means designing products that are simple, creating plans that are easy to understand, and offering even more value to our customers with innovative products and reliable services, all throughout the entire product lifecycle. This includes rolling out a suite of in-home services leveraging Comcast’s world-class product and technology platform.

Be the first choice for Canadians

To be Canadians’ first choice, we are committed to delivering the best experiences and serving customers how and where they want. We will invest to grow our customer base and audiences by continuously improving the customer and viewing experience, including delivering digital-first customer service and delivering the best content and experiences.

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Be a strong national company investing in Canada

Every year, as a proud Canadian company, we reinvest the vast majority of our profits back into our country to connect as many Canadians as possible, including those in rural, remote, and Indigenous communities. We also partner with local community groups and support emergency responders to help build stronger communities and create a better future for young Canadians, the future leaders of our country.

Be a growth leader in our industry

To be number one, we are focused on operating efficiently and executing with discipline to drive revenue growth and translate it into strong margins, profit, free cash flow, return on assets, and returns to shareholders.

VALUE CREATION MODEL

Our approach to creating value

As Canada’s leading communications and entertainment company, we reach Canadians from coast-to-coast through our cable and wireless services, our news, sports, and entertainment programs, and our award-winning credit card. We aim to connect

Canadians where and when they want and aim to be number one in in our core businesses. We are dedicated to advancing our purpose and ambition through our five corporate priorities, grounded by our foundational practices that are embedded in how we do business.

In 2023, we conducted an extensive stakeholder engagement exercise to identify our material sustainability and social impact topics and assess their impact to our business (see “Stakeholder Engagement” for more information). In 2024, as we streamlined our reporting and impact communication, we have consolidated talent attraction, development, and diversity, equity, inclusion, and belonging (DEIB) under “engaged people”. Our Indigenous and community relations topics have also been consolidated to emphasize overall socio-economic impact.

By aligning our material sustainability and social impact topics with our corporate priorities as below, we define how we create impact as an organization, including in the context of global sustainability commitments and goals. We will leverage our value creation model as a framework for how we assess, manage, and communicate corporate impact and performance.

CORPORATE STRATEGY

Purpose	Connect Canadians when and where they want

Ambition	Be number one in our core businesses
Foundational practices	We are committed to do our best for Canadians with honesty, integrity, and transparency, through:
	Strong business ethics	Risk management	Leadership and accountability	Stakeholder engagement	Transparent reporting

VALUE CREATION

Corporate priorities	Build the biggest and best networks in the country	Deliver easy to use, reliable products and services	Be the first choice for Canadians	Be a strong national company investing in Canada	Be the growth leader in our industry

Material sustainability and social impact topics	Network leadership and resilience	Social impacts of products and services Product end-of-life management	Customer relationships Data privacy and security	Socio-economic investment Engaged people	Climate change mitigation and adaptation Safety, well-being, and labour relations
United Nations Sustainable Development Goals (UNSDGs)	SDG 9: Industry, innovation and infrastructure SDG 13: Climate action	SDG 12: Responsible consumption and production	SDG 9: Industry, innovation and infrastructure	SDG 5: Gender equity SDG 8: Decent work and economic growth	SDG 8: Decent work and economic growth SDG 12: Responsible consumption and production SDG 13: Climate action

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MANAGEMENT’S DISCUSSION AND ANALYSIS

STAKEHOLDER ENGAGEMENT

We are a national company with a strong legacy of investing in the future of Canada.

MATERIALITY ASSESSMENT

In 2023, we undertook an extensive stakeholder engagement exercise with both internal and external stakeholders to identify the topics they believe to be most important to our business, prioritized based on their perceptions of our ability to have an impact on each topic. To complete the materiality assessment, we completed three primary workstreams.

First, we engaged with key internal and external stakeholders through surveys, interviews, and sector insights reports to identify our most material sustainability and social impact topics across our value chain and time horizons. Stakeholder inputs were considered in terms of level of influence on our strategy and their readiness to engage with us. Stakeholders with whom we engaged included:

•	the Board, our executives, and our employees;
•	customers;
•	shareholders;
•	suppliers;
•	Indigenous communities;
•	government, regulatory, and industry groups; and
•	non-governmental organizations and partners.

Second, we assessed the materiality and likelihood of actual and potential impacts for each material topic to prioritize amongst them, in line with our enterprise risk management framework.

Finally, we developed a materiality matrix that combined stakeholder sentiment with the perceived prioritization of material sustainability and social impact enablers to inform our management approach for each topic.

MATERIAL TOPICS

Supported by our foundational practices (see “Corporate Overview”), our four most material sustainability and social impact topics are:

•	network leadership and resilience;
•	customer relationships;
•	data privacy and security; and
•	climate change mitigation and adaptation.

Materiality matrix

Social impacts of products and services
Network leadership and resilience
Safety, well-being, and labour relations
DEIB
Data privacy and security
Socio-economic investment
Climate change mitigation and adaptation
Product end-of-life management
Customer relationships
Talent attraction and development
Importance to stakeholders
Business impact

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By focusing our efforts on material topics, we aim to maximize value for our business, our shareholders, our communities, and all other stakeholders to which our operations are connected. We continue to manage the remaining topics through our established engagement processes and operations, all of which undergo regular review and enhancements, to help ensure stakeholder expectations are met and material sustainability and social impact topics are embedded within our business. Each topic and its importance to stakeholders and Rogers is summarized below.

Topic	Description

Network leadership and resilience

Improving our network speed, performance, and coverage enables us to reach more Canadians, connect more rural, remote, and Indigenous communities, diversify our products and services, and meet customer demands. While innovating, it is also critical to build network resilience to safeguard against the effects of extreme weather events, natural disasters, grid disruptions, and technical issues.

Customer relationships

Investing in customer experience improvements and expanding the number of digital and self-serve capability initiatives available to our customers allows us to lower customer wait and resolution times, making the customer experience convenient and cost-effective while also enabling our employees to focus their efforts where it is needed most.

Data privacy and security

Protecting the privacy of information shared by employees, customers, and partners, as well as safeguarding against threats to the security of their data, is a critical area of importance in maintaining trust.

Climate change mitigation and adaptation

Minimizing our impact on the climate through emissions reductions and energy efficiency, while also adapting to a changing climate, helps enable us to be resilient in the face of potential operational and supply chain disruptions and a changing regulatory environment, minimize damages to assets and infrastructure, and align with stakeholder values.

Talent attraction and development	Investing in our employees through talent training, coaching, feedback, and development programs helps increase our capacity for innovation while also building employee engagement and retention.

Diversity, equity, inclusion, and belonging	Fostering diversity, equity, inclusion, and belonging in our workforce is a catalyst that underpins employee engagement, attraction, retention, innovation, creativity, and productivity.

Social impact of products and services

Developing innovative business models and product and services that are aligned to the needs and values of Canadians helps enable us to ensure our business model not only connects Canadians when and where they want, but also generates positive impact and societal value for communities.

Safety, well-being, and labour relations

Safeguarding the physical and mental health and well-being of our employees, while also strengthening their rights and labour relations, is key to enabling our employees to thrive at work, thereby reducing turnover and minimizing downtime.

Indigenous, community, and socio-economic relations

Supporting the economic resilience and prosperity of equity-deserving communities and small businesses helps contribute to growth in key sectors and creates meaningful jobs for community members. We strive to be the “partner of choice” for local and Indigenous communities and youth, creating cultural relationships and enabling positive social impacts.

Product end-of-life management

Maintaining responsible material stewardship standards assists us in increasing efficiency, lowering our environmental impacts, and engaging stakeholders in digital solutions to transition towards a circular economy by providing cost-effective and convenient ways to upgrade and return used products.

CONTRIBUTING TO A GLOBAL FRAMEWORK

Rogers is committed to specific UNSDGs, including demonstrating our localized efforts towards these broader global goals, as outlined below.

SDG 5: Gender equality – We strive to promote and embed diversity, equity, inclusion, and belonging for our employees, our communities, and stakeholders across our value chain. We achieve this by providing learning and development programs for our employees and investing in scholarships and grants focused on equity-deserving youth, including women. See “Socio-Economic Investment” and “Engaged People” for more information.

SDG 8: Decent work and economic growth – We invest in communities and young Canadians by creating opportunities and valuable work in communications, innovation, and technology to achieve sustainable economic growth. We achieve this by employing 24,000 people and by investing in programs that support youth and vulnerable Canadians. See “Socio-Economic Investment” and “Engaged People” for more information.

SDG 9: Industry, innovation and infrastructure – We strive to develop resilient networks that support communities, businesses,

and individuals, while innovating to provide products and services that enable better connections for Canadians. We achieve this by continually investing in our networks and partnerships as we strive to bring the best connectivity possible to Canadians. See “Network Leadership and Resilience” for more information.

SDG 12: Responsible consumption and production – We strive towards sustainable consumption and production by sourcing responsible products, optimizing material use, and diverting waste from landfills. We achieve this through robust waste management programs and supply chain management. See “Product End-of-Life Management” and “Procurement and Supplier Management” for more information.

SDG 13: Climate action – We are committed to combating climate change through our target of carbon net-zero, investing in energy efficiency and renewable energy, and conducting our business in an environmentally responsible manner. We achieve this through meaningful changes in our operations to drive efficiency and transition to the low carbon economy. See “Climate Change Mitigation and Adaptation” for more information.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

GOVERNANCE AND RISK FRAMEWORK

Rogers is a family-founded, family-controlled company. We take pride in our proactive and disciplined approach to ensuring that our governance structure and practices instill confidence in our shareholders.

The Board is currently made up of fourteen directors who bring a rich mix of experience as business leaders in North America. Each of our directors is firmly committed to effective governance, strong oversight, and the ongoing creation of shareholder value.

The Board is responsible for overseeing the conduct of business and affairs across the Company and supervising our management team in carrying out their responsibilities. In addition to the Rogers Business Conduct Policy, the Board has adopted the Directors Code of Conduct and Ethics.

The Board exercises its responsibilities through direct action and delegation to its eight standing committees, ensuring effective oversight and accountability: Audit and Risk, Finance, Corporate Governance, Pension, Executive, Nominating, Human Resources, and ESG.

We strive to continually strengthen our risk management capabilities to protect and enhance shareholder value. The purpose of risk management is not to eliminate risk but to optimize trade-offs between risk and return to maximize value to the organization. As such, we knowingly take certain risks to generate earnings and encourage innovation that advance us as a customer-centric market leader. To maintain our reputation and trust, we work to ensure the impacts (financial, operational, strategic, regulatory, privacy, and cyber security) of our risk-taking activities are understood and are in line with our strategic objectives and company values. The Executive Leadership Team and the Audit and Risk Committee are responsible for approving our enterprise risk policies. See “Risk Management” for more information.

All employees must review and acknowledge their acceptance of the Rogers Business Conduct Policy annually. We have implemented several mandatory training programs to ensure employees understand unethical and corrupt behaviour, and how to avoid accidental privacy breaches. Employees who suspect any violation of applicable laws or regulations, or who have concerns about potential business, ethical, or financial misconduct, can anonymously submit a report via the STAR Hotline, our corporate whistleblower service.

Our Rogers Business Conduct Policy, robust compliance systems, and support for our people ensure that accountability, risk management, and controls are embedded at the right levels.

FINANCIAL AND OPERATING GUIDANCE

We provide consolidated annual guidance ranges for selected financial metrics on a basis consistent with the annual plans approved by the Board.

2024 ACHIEVEMENTS AGAINST GUIDANCE

The following table outlines guidance ranges we had previously provided and our actual results and achievements for the selected full-year 2024 financial metrics. On January 3, 2025, we issued a press release stating we expected annual total service revenue growth just over 7% driven by weakness in Media revenue during the fourth quarter. On a full-year basis, competitive intensity in Wireless and Cable impacted our full-year results relative to our 2024 guidance ranges.

(In millions of dollars, except percentages)	2023 Actual	2024 Guidance Ranges			2024 Actual		Achievement

Consolidated Guidance [1]
Total service revenue	16,845	Increase of 8%	to	increase of 10%	18,066	7%	X
Adjusted EBITDA	8,581	Increase of 12%	to	increase of 15%	9,617	12%	✓
Capital expenditures [2]	3,934	3,800	to	4,000	4,041	n/m	✓✓
Free cash flow	2,414	2,900	to	3,100	3,045	n/m	✓

Missed X	Achieved ✓	Exceeded ✓✓

n/m – not meaningful

[1]

The table outlines guidance ranges for selected full-year 2024 consolidated financial metrics provided in our February 1, 2024 earnings release. Guidance ranges presented as percentages reflect percentage increases over full-year 2023 results.

[2]

Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

31   |  ROGERS COMMUNICATIONS INC. 2024 ANNUAL REPORT

2025 FULL-YEAR CONSOLIDATED GUIDANCE

For the full-year 2025, we expect healthy total service revenue and adjusted EBITDA will drive sustained strong free cash flow. In 2025, we expect to have the financial flexibility to maintain our network advantages and to continue to return cash to shareholders.

(In millions of dollars, except percentages)	2024 Actual	2025 Guidance Ranges [1]

Total service revenue	18,066	Increase of 0%	to	increase of 3%
Adjusted EBITDA	9,617	Increase of 0%	to	increase of 3%
Capital expenditures [2]	4,041	3,800	to	4,000
Free cash flow	3,045	3,000	to	3,200

[1]	Guidance ranges presented as percentages reflect percentage increases over full-year 2024 results.
[2]

Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

The above table outlines guidance ranges for selected full-year 2025 consolidated financial metrics without giving effect to the MLSE Transaction (see “MLSE Transaction”), any associated financing, or any other associated transactions or expenses. These ranges take into consideration our current outlook and our 2024 results. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2025 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with “About Forward-Looking Information”, “Risks and Uncertainties Affecting our Business”, the material assumptions listed below under “Key underlying assumptions”, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a consolidated full-year basis that are consistent with annual full-year Board-approved plans. Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above.

Key underlying assumptions

Our 2025 guidance ranges presented in “2025 Full-Year Consolidated Guidance” are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2025:

•	continued competitive intensity in all segments in which we operate consistent with levels experienced in 2024;
•	no significant additional legal or regulatory developments, other shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;
•	overall wireless market penetration in Canada continues to grow in 2025;
•	continued subscriber growth in retail Internet;
•

declining Television and Satellite subscribers, including the impact of customers migrating to Rogers Xfinity TV from our legacy Television product, as subscription streaming services and other over-the-top providers continue to grow in popularity;

•	in Media, continued growth in sports and similar trends in 2025 as in 2024 in other traditional media businesses;
•	no significant sports-related work stoppages or cancellations will occur;
•	with respect to capital expenditures:
•

similar levels of capital investment associated with (i) expanding our 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and

•	we continue to make expenditures related to our Home roadmap in 2025 and we make progress on our service footprint expansion projects;
•	a substantial portion of our 2025 US dollar-denominated expenditures is hedged at an average exchange rate of $1.34/US$;
•	key interest rates remain relatively stable throughout 2025; and
•	we retain our investment-grade credit ratings.

Our 2025 guidance ranges also do not incorporate any impact arising from the application of tariffs by the USA on imports from Canada and any retaliatory tariffs by the Canadian government. Given the ever-evolving circumstances and the significant uncertainty of the impacts that could arise from a potential trade war, it is difficult to estimate the flow-through effects such events might have on our economy.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Delivering on our Priorities

BUILD THE BIGGEST AND BEST NETWORKS IN THE COUNTRY

NETWORK LEADERSHIP AND RESILIENCE

We continually invest in our networks and technology to provide our customers with industry-leading connectivity. We have invested almost $70 billion in our networks over the last two decades, including over $4 billion in 2024, and our 5G network now reaches more than 2,500 communities across Canada.

As part of our investment, along with government partners, through the Eastern Ontario Regional Network (EORN), our 5G services are now available in more communities across Eastern Ontario, with 161 new towers and 311 tower upgrades completed since 2021. On British Columbia’s Highway 16, five new towers were activated in 2024, providing 911 access for all travellers and 5G wireless coverage for our customers. With nine towers now in service, we are providing 166 kilometres of 5G coverage on Highway 16, closing most of the wireless gap between Prince Rupert and Prince George.

Wireless

We have one of the most extensive and advanced mobile broadband wireless networks in Canada, which:

•	is the only national network in Canada fully owned by a single operator;
•	was the first 5G network in Canada, reaching over 87% of the Canadian population in over 2,500 communities as at December 31, 2024 on our 5G/5G+ network alone;
•	was the first LTE high-speed network in Canada, reaching 96% of the Canadian population as at December 31, 2024 on our LTE network alone;
•	is supported by voice and data roaming agreements with domestic and international carriers in more than 200 destinations, including LTE and a growing number of 5G roaming operators;
•	includes network sharing arrangements with two wireless operators that operate in urban and rural parts of Canada; and
•

we expect to bring satellite-to-mobile coverage nationwide to ensure Canadians can stay connected in areas beyond the limits of traditional wireless networks through our partnerships with SpaceX and Lynk Global.

Highlights for our network in 2024 include:

•	ranking as the most reliable wireless network in Canada by umlaut in July;
•	being named Canada’s most reliable wireless network and most reliable Internet by Opensignal in July;
•

testing 5G network slicing technology (moving network operations from one “lane” to multiple lanes for wireless traffic), which was the first nationwide live test of this industry-leading technology in Canada;

•

trialing 5G Cloud Radio Access Network (Cloud RAN) technology, a critical component in the next generation of wireless networks – marking the first deployment of this technology over a commercial network at a live event in Canada;

•	entering into a strategic partnership with SenseNet to help
communities in Western Canada better detect and respond to wildfires, which will utilize the outcomes of our 5G research and development partnerships with multiple Canadian universities;
•

starting the next phase of construction of the cellular network in the Toronto Transit Commission (TTC) subway system to connect the remaining 36 kilometres of unconnected tunnels and to expand 5G services and access to 911 for all riders; and

•

ahead of the Taylor Swift concerts in 2024, investing $10 million at BC Place and $8 million at Rogers Centre to enhance 5G connectivity, allowing concertgoers to set a new record for single event data usage at both venues.

We are continuously enhancing our IP service infrastructure for all our wireless and wireline services. Advances in technology have transformed the ways in which our customers interact and use the variety of tools available to them in their personal and professional lives. Technology has also changed the way businesses operate.

Our 5G network currently uses a combination of the 600 MHz, 1900 MHz, 2500 MHz, 3500 MHz, and AWS spectrum bands, and is also aggregated with our LTE spectrum bands. In 2023, we secured additional mid-band 3800 MHz spectrum licences in Canada’s third 5G spectrum auction that will complement our existing 3500 MHz 5G spectrum licences and our other low- and mid-band spectrum licence holdings. These licences will allow us to provide Canadians with even more coverage, speed, capacity, and quality on our 5G/5G+ network. We have deployed dynamic spectrum sharing, which allows our existing spectrum supporting 4G to also be used for 5G/5G+ networks, and our network also supports 5G network slicing to provide customized services for particular applications and customers.

A number of future investments will be required to successfully operate and maintain our 5G network, including, but not limited to:

•	refarming spectrum currently used for 2G and 3G to be used for LTE and 5G/5G+;
•	acquiring additional radio spectrum through government auctions and private sector transactions;
•	densifying and expanding our wireless network with additional macro cells, small cells, and in-building systems; and
•	purchasing incremental 5G-ready radio network equipment with lower unit and operational costs, and the ability to aggregate more radio carriers and achieve greater spectral efficiency.

Significant spectrum position

Our wireless services are supported by our significant wireless spectrum licence holdings in low-band, mid-band, and high-band frequency ranges. As part of our network strategy, we expect to continue making significant capital investments in spectrum to:

•	support the continual rapid growth in usage of broadband wireless data services;
•	support the expansion and maintenance of our 5G and 5G+ networks; and
•	introduce new innovative network-enabled features and functionality.

33   |  ROGERS COMMUNICATIONS INC. 2024 ANNUAL REPORT

Our spectrum holdings as at December 31, 2024 include:

Type of spectrum	Rogers licences	Who the licences support

600 MHz	20 to 40 MHz across Canada, covering 100% of the Canadian population.	4G / 4.5G LTE, and 5G / 5G+ subscribers.

700 MHz	24 MHz in Canada’s major geographic markets, covering 99.7% of the Canadian population.	4G / 4.5G LTE subscribers; future 5G / 5G+ subscribers.

850 MHz	25 MHz across Canada.	2G GSM, 3G HSPA, 4G / 4.5G LTE subscribers; future 5G / 5G+ subscribers.

1900 MHz	60 MHz in all areas of Canada except 40 MHz in northern Quebec, 50 MHz in southern Ontario, and 40 MHz in the Yukon, Northwest Territories, and Nunavut.	4G / 4.5G LTE, and 5G / 5G+ subscribers.

AWS 1700/2100 MHz	40 MHz in British Columbia and Alberta, 30 MHz in southern Ontario, an additional 10 MHz in the Greater Toronto Area, and 20 MHz in the rest of Canada.	4G / 4.5G LTE, and 5G / 5G+ subscribers.

2500 MHz

40 MHz FDD across the majority of Canada except 20 MHz in parts of Quebec and no holdings in Nunavut and the Northwest Territories. Rogers also holds an additional 20 MHz TDD in key population areas in Quebec, Ontario, and British Columbia, and an additional 10 MHz in parts of rural British Columbia.

4G / 4.5G LTE, and 5G / 5G+ subscribers.

3500 MHz	Between 60 MHz and 80 MHz in large population centres, except in Edmonton where Rogers holds 30 MHz. Rogers holds 20 MHz to 90 MHz in rural areas.	Mobile 5G / 5G+ subscribers; fixed wireless subscribers.

3800 MHz	Between 20 and 40 MHz in urban areas and 10 to 80 MHz in rural areas, for a combined 100 MHz total across 3500 and 3800 MHz in areas covering 99% of Canadians.	Mobile 5G / 5G+ subscribers; fixed wireless subscribers.

We also have access to additional spectrum through the following network sharing agreements:

Type of spectrum	Type of network venture	Who it supports

2300 MHz

Orion Wireless Partnership (Orion) is a joint operation with Bell in which Rogers holds a 50% interest. Orion holds licences for 30 MHz of FDD 2300 MHz spectrum (of which 20 MHz is usable), primarily in eastern Canada, including certain population centres in southern and eastern Ontario, southern Quebec, and smaller holdings in New Brunswick, Manitoba, Alberta, and British Columbia. The Orion fixed wireless LTE national network utilizes the jointly held 2300 MHz bands.

4G fixed wireless subscribers.

Various

Two network-sharing arrangements to enhance coverage and network capabilities:

•  with Bell MTS, which covers 98% of the population across Manitoba; and

•  with Videotron to provide HSPA and LTE services across the province of Quebec and Ottawa.

2G GSM, 3.5G / 4G HSPA+, 4G LTE, 5G subscribers. 4G LTE subscribers.

Cable

Our expansive fibre and hybrid fibre-coaxial (HFC) cable network delivers services to homes and businesses across Canada. This transcontinental, facilities-based fibre-optic network with 116,000 kilometres of fibre optic cable is also used to service business customers, including government and other telecommunications service providers outside of our home markets. We also use our extensive fibre network for backhaul for wireless cell site traffic. In Canada, the network extends coast-to-coast and includes fibre, both access and metro, and long haul, optical transmission systems and IP routers in hubs and core sites. The network also extends to the US from Vancouver south to Seattle; from the Manitoba-Minnesota border through Minneapolis, Milwaukee, Chicago, Detroit, and Sarnia; from Toronto through Buffalo; and from Montreal through Albany to New York City and Ashburn, allowing us to connect Canada’s largest markets, while also reaching key US markets for the exchange of data, video, and voice traffic.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Our network is designed and engineered for performance and redundancy and to allow for the simultaneous delivery of video, voice, and Internet. Diverse fibre paths that interconnect hubs provide redundancy to minimize disruptions that can result from fibre cuts and other events.

Homes and commercial buildings are connected to the core network through our multi-gigabit HFC and DOCSIS or ten gigabit symmetrical passive optical network (XGS-PON) access networks. We connect the HFC and PON nodes to the core network using fibre optic cable and from the home to the node using coaxial cable or fibre. Using 1.2GHz, 1 GHz, 860 MHz, and 750 MHz of cable spectrum for our HFC networks in Western Canada, Ontario, and Atlantic Canada, we deliver video, voice, and broadband services to our customers.

We continually invest in our network to augment capacity, enhance performance and resilience, reduce operating costs, and introduce new features and functionality, including to keep pace with evolving customer needs and demands. Our investments are focused on:

•	modernizing our HFC network to 1.2 GHz and subsequently 1.8 GHz in preparation for DOCSIS 4.0 (as the technology becomes generally available), which will:
•	expand cable spectrum capacity, delivering 2 Gbps download speeds and 200 Mbps upload speeds nationally;
•	lay the foundation for future DOCSIS 4.0 upgrades, which will enable multi-gigabit download and upload speeds; and
•	enhance network performance, quality, and resilience with digital fibre optics and new higher radio frequency amplifiers;
•	HFC node segmentation to reduce the number of homes passed per HFC node, thereby increasing the bandwidth and capacity per subscriber;
•

increasing capacity per subscriber by enabling additional DOCSIS 3.1 downstream and upstream channels and preparing for the deployment of DOCSIS 4.0 that will support symmetrical Gbps speeds and lower latency;

•	expanding our fibre network connecting more homes, multiple dwelling unit buildings, and business premises directly to fibre and XGS-PON technology; and
•	enhancing resilience by separating the wireless and wireline IP core networks, adding equipment redundancy, and adding additional fibre paths to protect against simultaneous outages.

Fixed wireless access services and expanding our cable footprint is a key priority for connecting all areas of Canada, including rural and underserved areas. We are actively investing in the expansion of our network in both Wireless and Cable to connect more Canadians and to expand our footprint. We are investing in the next generation of broadband wireless data networks, such as 5G/5G+ technologies, to support the growing data demand and new products and applications. This requires a strong network, capable of supporting both wireline and wireless data at low latencies to ensure new products and applications operate as intended.

We continue to invest in and improve our cable network services; for example, with technology to support multi-gigabit Internet speeds, Rogers Xfinity Internet and TV, Rogers 4K TV, and a significant commitment to live broadcasting in 4K, including regular season Toronto Blue Jays home games and numerous NHL and NBA games.

Voice-over-cable telephony services are also served using the DOCSIS network. Our offerings ensure a high quality of service by including geographic redundancy and network backup powering. Our phone service includes a rich set of features, such as three-way calling, and advanced voicemail features that allow customers to be notified of, and listen to, their home voicemail on their wireless phone or over the Internet.

We own and operate some of the most advanced networks and data centres in Canada. Our data centres provide guaranteed uptime and expertise in collocation, cloud, and managed services solutions. We own and operate ten state-of-the-art, highly reliable, certified data centres across Canada, including:

•	Canada’s first Tier III Design and Construction certified multi-tenant facility in Toronto;
•	two Tier III certified data centres in Alberta, including Alberta’s first Tier III certified data centre; and
•	a third Tier III certified data centre in Ottawa.

We leverage our national fibre, cable, and wireless networks and data centre infrastructure to enable businesses to deliver greater value to their customers through proactive network monitoring and problem resolution with enterprise-level reliability, security, and performance. Our primary and secondary network operation centres proactively monitor Rogers’ networks to mitigate the risk of service interruptions and to allow for rapid responses to any outages.

DELIVER EASY TO USE, RELIABLE PRODUCTS AND SERVICES

WIDESPREAD PRODUCT DISTRIBUTION

Wireless

We have an extensive national distribution network and offer our wireless products nationally through multiple channels, including:

•	company-owned Rogers, Fido, and chatr retail stores;
•	customer self-serve using rogers.com, fido.ca, chatrwireless.com, and e-commerce sites;
•	an extensive independent dealer network;
•	major retail chains and convenience stores;
•	other distribution channels, such as WOW! mobile boutique, as well as Wireless Wave and TBooth Wireless through our ownership interest in Glentel;
•	our contact centres; and
•	outbound telemarketing.

Cable

We distribute our residential cable products through various channels, including:

•	company-owned Rogers retail stores;
•	an extensive independent dealer network;
•	customer self-serve using rogers.com;
•	our contact centres, outbound telemarketing, and door-to-door agents; and
•	major retail chains.

Our sales team and third-party dealers and retailers sell services to the business, public sector, and carrier wholesale markets. An extensive network of third-party channel distributors deals with IT integrators, consultants, local service providers, and other indirect

35   |  ROGERS COMMUNICATIONS INC. 2024 ANNUAL REPORT

sales relationships. This diverse approach gives greater breadth of coverage and allows for strong sales growth for next-generation services.

First-class media content

We deliver highly sought-after sports content enhanced by the following initiatives:

•

an exclusive national 12-year agreement with the NHL, which runs through the 2025-2026 season, as well as regional agreements, that allow us to deliver coverage of professional hockey in Canada across television, smartphones, tablets, and other streaming devices;

•	broadcasting and distribution rights of the Toronto Blue Jays in Canada through our ownership of the team;
•	Sportsnet+, an OTT sports service, offering 24/7 access to Sportsnet’s TV content;
•	the MLB Network, a 24-hour network dedicated to baseball, brought to Canada on Rogers television services;
•

an 11-year broadcasting agreement with the NBA, which runs through the 2025-2026 season, that allows us to deliver coverage of professional basketball in Canada across television, smartphones, tablets, and other streaming devices; and

•	a long-term broadcast agreement with Ultimate Fighting Championship (UFC) for media rights that allows Sportsnet to stream live UFC events.

We are bringing the most-watched lifestyle and entertainment content to Canadians on their platform of choice through multi-year deals with Warner Bros. Discovery and NBCUniversal, including:

•	becoming the home of Warner Bros. Discovery’s suite of English-language US lifestyle and factual brands, including HGTV, Food Network, and much more; and
•	launching Bravo in Canada, featuring riveting unscripted programming, which will include new seasons of Bravo’s hit franchise series.

SOCIAL IMPACTS OF PRODUCTS AND SERVICES

We are committed to developing innovative products and services that meet the needs of Canadians while generating positive impacts in our communities. Our responsible technology approach, promotes the use of our technology to connect Canadians and is anchored on the following principles:

•	promoting safety and security;
•	protecting data privacy;
•	preventing technology from being misused;
•	enabling equitable access;
•	respecting human rights and treating people fairly; and
•	being open, transparent, and accountable.

We use our 5G technology as a catalyst for positive change and to drive the next generation of innovation. We make multi-million-dollar investments in universities across Canada, such as the University of British Columbia and the University of Waterloo, to support research and innovation that will transform industries and enhance Canadians’ lives. Through our partnerships, researchers are tackling issues like gridlock (through smart transportation systems to improve road safety), safety and productivity in industries like mining, and resilience in critical infrastructure with 5G sensor technology.

Recognizing the unique challenges faced by remote Indigenous communities, we leverage our technology to improve healthcare access and public safety in these regions. We also work with various agencies to enhance public safety initiatives in both urban and rural areas, including partnering with law enforcement and emergency response organizations to develop advanced communication systems and deploy 5G-powered tools that aid in crime prevention and disaster response.

With the unprecedented impacts of climate change on communities across the country, we expanded our support to help Canadians, first responders, and governments in 2024. This includes investing in industry-leading wildfire detection and prevention technology that leverages our 5G network and technology partnerships. We also introduced AI cameras powered by our 5G network that can detect smoke up to 20 kilometres away.

We also announced a partnership with Nova Credit, a cross-border credit bureau, to help newcomers to Canada build credit and finance a new smartphone. This partnership has helped newcomers build a strong financial foundation in Canada by recognizing international credit histories from nine countries when applying for a Rogers Red Mastercard, helping facilitate the transition to their new home.

PRODUCT END-OF-LIFE MANAGEMENT

We have a duty to promote responsible material stewardship through sustainable procurement, increased product efficiencies, lower environmental impacts, and engaging customers in digital solutions to help us transition towards a sustainable circular economy. Across our supply chain, we seek opportunities to optimize the recycling and return processes, aiming to promote sustainable product production and responsible consumption.

Electronic recycling

We facilitate the collection, treatment, recycling, and proper disposal of electronic waste. Through our collection and recycling/reselling programs, we diverted 6.6 million electronic devices and materials (over 9,400 metric tonnes) from landfill this year, of which 49% (or 3.2 million) were recycled and 51% (or 3.4 million) were resold. We prioritize programs to refurbish and resell devices, wherever possible, to maximize environmental benefits. We aim for a 100% diversion rate from landfill for collected electronic waste through various return programs; in 2024, we achieved this target. In 2025, we expect to continue to strengthen our product return programs and communications to further encourage our customers and employees to return to us all end-of-initial-life electronic devices and peripherals.

BE THE FIRST CHOICE FOR CANADIANS

CUSTOMER EXPERIENCE

We are committed to providing our customers with the best experience possible and putting customer experience at the centre of everything we do. We continuously enhance our processes, tools, and team capabilities with the goal of making every customer interaction simple, effective, and meaningful. This year, we remained dedicated to identifying and deploying process improvements to make the customer experience even better. We delivered over 140 process improvements based on customer

2024 ANNUAL REPORT ROGERS COMMUNICATIONS INC.  |   36

MANAGEMENT’S DISCUSSION AND ANALYSIS

feedback, including 50 to support improvements within our tools, limiting contact minutes and improving efficiency.

We have invested in several areas to make it easier and more convenient for customers to interact with us, such as:

•	live customer support handled by customer solution specialists;
•	24/7 customer support handled by virtual assistant tools that provide customers the option for live chat or scheduled callbacks;
•	implementation of Agent Assist, an AI-driven support tool to provide agents with faster, more accurate responses;
•	launched Live Adjustments Support, a new adjustment process that streamlines and automates approvals for crediting accounts and in turn reduces wait times;
•	an innovative Integrated Voice Response (IVR) system that can take calls in English, French, Mandarin, and Cantonese;
•

voice authentication technology across all Rogers and Fido contact centres that automatically identifies our registered customers by their voice, increasing security and protecting customers from potential fraud;

•

a range of digital and self-serve tools designed to address customer pain points, streamline processes, and make the most efficient use of time, through tools like device guides, quick pay, and tracking features, including:

•	the ability for Fido and Rogers customers to complete price plan changes, hardware upgrades, and other account updates online;
•

the ability for customers to install their Internet, TV, home phone, home monitoring equipment, and Rogers Xfinity Streaming products at their convenience, without the need for a technician visiting their residence;

•	Rogers EnRoute, a tool that gives customers the ability to track on their phone when a technician will arrive for an installation or service call; and
•	the ability for chatr customers to use SMS to easily review account information, balance details, and top up their account;
•	the launch of Resolution Lobby, a self-guided flow that helps specialists resolve issues more efficiently and reduces ticket escalations; and
•	an online travel hub, with answers to our customers’ most common roaming questions;
•	the “We Speak Your Language” program, allowing us to serve customers in over 100 languages at our retail stores;
•

the Rogers Assist App, which allows our employees to act on behalf of their loved ones, their friends, or another customer expressing an ongoing concern with their service or an issue they have been unable to resolve, by submitting issues directly to a specialized Rogers Assist team;

•	customer support available over Facebook Messenger, Instagram Direct Messenger, X (formerly Twitter), Apple Business Messaging, and online chat through our websites;
•

the “Resolve Your Concern” feature on our websites, providing customers an additional method to resolve their concerns by escalating their feedback to management with a committed response time of 24 hours;

•	enhancing our payment experience with accessibility best practices and removing data charges for Video Relay Service, making the customer experience for hearing impaired customers more accessible;
•	24-month, $0 down, interest-free wireless device financing on Rogers Infinite plans and through our Fido Payment Program;
•	the Rogers Xfinity app for all Rogers Xfinity customers, giving them ultimate control over their WiFi experience;
•	Family Data Manager, a data manager tool, and Data Top Ups, both of which allow Wireless customers to manage and customize their data usage in real-time through MyRogers;
•	Fido 5 Extra Hours, which grant Fido customers an additional five hours of data, per billing cycle, at no extra charge;
•	a simple online bill, making it easier for customers to read and understand their monthly charges;
•	Roam Like Home and Fido Roam, worry-free wireless roaming allowing Canadians to use their wireless plan like they do at home when traveling to included destinations;
•	Top Up as a Guest, which allows chatr customers to top up an account without signing in;
•

Advantage Mobility and Advantage Security, business-grade solutions offered by Rogers for Business to support small- and medium-sized Canadian enterprises with reliable connectivity and network security;

•	a Premium Device Protection program, including AppleCare services for Rogers and Fido customers, offering customers more protection and choice;
•	Express Pickup, a free service that allows customers to purchase a new device online or through a customer care agent and pick up it up the same day in-store;
•	an online appointment booking tool, allowing customers to conveniently schedule an appointment to speak to a Rogers expert at a specific store and time;
•	36-month and 48-month device financing through the Rogers Red Mastercard’s equal payment plan, allowing Rogers customers to finance devices at 0% interest; and
•	5G connectivity in the TTC subway system to cover every station (and select tunnels), so that our customers can continue to stream, make plans, share location, and more while on the go.

DATA PRIVACY AND SECURITY

Safeguarding the privacy of customer and employee personal information, network security, and promoting transparency are some of our top priorities. We know customers need to trust that we are taking all necessary steps to safeguard their privacy. We make information about privacy and cybersecurity available to our customers online and our Privacy Policy is provided to all customers through our Service Agreements and Terms of Service.

Our cybersecurity practices are continually measured against industry-leading frameworks, such as the National Institute of Standards and Technology Cybersecurity Framework, which maintains a robust cybersecurity program and improves critical infrastructure. Where necessary, we make improvements to our practices as we strive to maintain our robust programs.

Data governance

Through the Audit and Risk Committee, the Board oversees both data security and privacy risks. Privacy issues are the responsibility of our Chief Privacy Officer, with executive oversight by our Chief Corporate Affairs Officer. Our Chief Technology Officer and our Chief Information and Cyber Security Officer each have executive responsibility over data security supported by technology, network resilience, and cybersecurity leaders.

37   |  ROGERS COMMUNICATIONS INC. 2024 ANNUAL REPORT

We require our employees and third parties working for, or on behalf of, us to comply with applicable privacy laws and industry standards for cybersecurity. Every year, our employees complete mandatory privacy, cybersecurity, and our Rogers Business Conduct Policy training courses, each of which highlights privacy and security responsibilities and practices, as applicable. We review and enhance content annually for these training programs and we regularly conduct simulated phishing exercises with our employees.

We regularly engage independent, external auditors to assess PCI DSS and SOC 2 compliance on our data centres. Our data centres are ISO 27001 certified and we complete regular vulnerability scanning, with third-party validation through external penetration testing on applications.

Industry groups

We participate in several industry groups, associations, and committees to promote the importance of privacy and cybersecurity, such as the:

•	Canadian Security Telecommunications Advisory Committee;
•	Canadian Marketing Association’s Privacy and Data Committee;
•	Canadian Wireless Telecommunications Association’s Privacy and Security Committee;
•	Canadian Anonymization Network; and
•	International Association of Privacy Professionals Canadian Advisory Board.

Rogers Cybersecure Catalyst

Working with Toronto Metropolitan University, we help develop the Canadian cybersecurity ecosystem and fuel the country’s digital economy through the Rogers Cybersecure Catalyst. Since its inception, the Rogers Cybersecure Catalyst has empowered over 7,000 individuals and 500 organizations across the country through its pioneering cybersecurity programs and initiatives. Through training and certification programs, unique innovation programs for start-ups and scale-ups, first-of-its-kind cyber range, fellowship programs for academic and industry experts, and wide-ranging public education programs, the Catalyst empowers individuals and organizations to seize the opportunities and tackle the challenges of cybersecurity.

BE A STRONG, NATIONAL COMPANY INVESTING IN CANADA

FINANCIAL STRENGTH AND FLEXIBILITY

We have an investment-grade balance sheet and substantial available liquidity of $4.8 billion as at December 31, 2024. Our capital resources consist primarily of cash balances, cash provided by operating activities, available lines of credit, funds available under our receivables securitization program, issuances of US dollar-denominated commercial paper (US CP) under our US CP program, and long-term debt.

The following information is forward-looking and should be read in conjunction with “About Forward-Looking Information”, “Financial and Operating Guidance”, “Risks and Uncertainties Affecting our Business”, and our other disclosures about various economic, competitive, and regulatory assumptions, factors, and risks that could cause our actual future financial and operating results to differ from those currently expected.

The Shaw Transaction has had, and will continue to have, a significant impact on our capital structure as we initially increased our total debt by over $20 billion and our debt leverage ratio increased significantly after closing.

Despite the significant impact from the Shaw Transaction, we expect we will have sufficient capital resources to satisfy our anticipated cash funding requirements in 2025, funding of dividends on our common shares, repayment of maturing short-term borrowings and long-term debt, and other financing and investing activities. This takes into account our opening cash balance, cash provided by operating activities, our historically strong access to capital markets (which we accessed in February 2025 to issue subordinated notes), and funds available to us under credit facilities, our receivables securitization program, our US CP program, and other bank facilities or debt issued. As at December 31, 2024, there were no significant restrictions on the flow of funds between RCI and its subsidiary companies.

In order to meet our stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of closing the Shaw Transaction, we intend to manage our debt leverage ratio through combined operational efficiencies, organic growth in adjusted EBITDA, proceeds from asset sales and monetizations, equity financing, and debt repayment, as applicable.

We believe we can satisfy foreseeable additional funding requirements through cash provided by operating activities and additional financing, which, depending on market conditions, could include restructuring our existing bank credit and letter of credit facilities, entering into new bank credit facilities, issuing long-term or short-term debt, amending the terms of our receivables securitization or US CP programs, or issuing equity. We may also opportunistically refinance a portion of existing debt depending on market conditions and other factors. There is no assurance, however, that these financing initiatives will or can be done as they become necessary.

WIDESPREAD SHAREHOLDER BASE AND DIVIDENDS

RCI’s Class B Non-Voting Shares are widely held and actively trade on the TSX and the NYSE with a combined average daily trading volume of approximately 2.5 million shares in 2024. In addition, RCI’s Class A Voting common shares (Class A Shares) trade on the TSX. At the discretion of the Board, we pay an equal dividend on both classes of shares. In 2024, each share paid an annualized dividend of $2.00.

During 2023, our dividend reinvestment plan (DRIP) was amended to permit, at the Board’s discretion, a small discount from the five-day volume-weighted average market price when shares are issued from treasury under the DRIP. Previously, all Class B Non-Voting Shares received by participants under the DRIP were purchased in the Canadian open market with no discount.

SOCIO-ECONOMIC INVESTMENT

Our social impact programs make a meaningful and measurable impact in communities across Canada. Working in partnership with registered charities, non-profit organizations, academic institutions, and Indigenous communities, we support programs that help meet community needs. We invite our employees to join us in making an impact and empower them through employee giving and volunteering programs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2024, we drove community benefits across Canada of over $100 million. This includes $107 million directly invested (through cash and in-kind support), or 4.7% of our pre-tax net income, and an additional $39 million enabled through the Rogers Charity Classic and Jays Care Foundation.

With a focus on investments in youth, building climate-resilient communities, and economically empowering newcomers and equity-deserving Canadians, we are dedicated to doing our part. Some of the highlights of our impact this year include:

•	our largest annual investment in Ted Rogers Community Grants to date of nearly $3 million, having a positive impact on the lives of over 100,000 youth;
•	delivering corporate Canada’s largest scholarship program;
•	entering into a strategic partnership with SenseNet to help communities in Western Canada better detect and respond to wildfires;
•	planting 100,000 trees in burn zones, in partnership with Tree Canada, to help better protect our forests in the future;
•	announcing a new partnership with Nova Credit, a cross-border credit bureau, to help newcomers to Canada build credit and finance a new smartphone, making their transition easier;
•	continuing to deliver Connected for Success, a program to provide more affordable and accessible Internet and wireless services available to over 2.5 million eligible low-income Canadians;
•	enabling Jays Care Foundation programming across Canada from which over 50,000 children and youth benefited;
•	supporting thousands more youth across Alberta through $25.4 million raised by the annual Rogers Charity Classic;
•	supporting Canada’s independent film and television producers through contributions to the Rogers Group of Funds and the Shaw Rocket Fund; and
•

providing, through the Rogers Sports & Media All IN campaign, almost 600 hours of customized campaigns to promote small businesses, charities, and organizations that support equity-deserving communities across our television, radio, and social platforms.

We have also continued our commitment to engage with Indigenous Peoples. By fostering connectivity, promoting cultural understanding, and empowering Indigenous businesses and individuals, we are driving progress and reconciliation in Canada. This year, we:

•	completed 50 kilometres of 5G cellular connectivity along sections of Highway 16, known as the Highway of Tears, providing critical access to wireless services and 911 for the first time;
•	established an Indigenous Journalism Team to empower community members to tell their own stories;
•	launched the Indigenous Community Ambassador program to assist Rogers Sports & Media in covering local community and sports events;
•	maintained an all-Indigenous team within our Indigenous Relations division to serve current and prospective Indigenous customers in bridging the digital divide;
•	continued membership in the Canadian Council for Indigenous Business and the PAIR Certification Program, while providing advice to First Nations on Indigenous-owned and operated ISPs;
•	launched research and development pilots associated with remote telehealth technologies and wildfire monitoring capabilities;
•	introduced a preferred pricing program for Indigenous wireless customers; and
•	launched an Indigenous Tax-Exemption Portal to streamline billing for Status-holding customers.

ENGAGED PEOPLE

For our team of approximately 24,000 employees, we strive to create a great workplace, focusing on all aspects of the employee experience, which include:

•	engaging employees and building high-performing teams through various initiatives;
•	aiming to attract and retain top talent through effective training and development, performance-driven employee recognition programs, and career progression programs for front-line employees;
•	maintaining our commitment to diversity and inclusion, including through the launch of new, mandatory training for all employees on accessibility and Indigenous cultural awareness; and
•	providing a safe, collaborative, and agile workplace that provides employees the tools and training to be successful.

Engaging our employees

When people feel connected, engaged, and supported, it strengthens our ability to serve our customers and shareholders while supporting the broader community as ambassadors of Rogers. In 2024, we continued our Employee Listening Program, providing data-driven insights on top strengths and opportunities for employee engagement. We survey our employees quarterly to measure five key aspects of the employee experience: clarity of their role, their confidence in our Executive Leadership Team, their perceived support from their manager, their sense of inclusion and belonging, and their likelihood of recommending our products and services. In 2024, 85% of employees said they had the support they need to be successful and 86% of employees said that within their team, they are comfortable being themselves.

Attracting and retaining top talent

We are focused on building a strong, inclusive, and diverse team that reflects the communities and customers we serve by providing competitive and equitable total compensation that considers experience, responsibility, and local market conditions. We also embed short- and long-term success into our compensation practices. Our total rewards programs include monetary compensation, various health-related benefits, and wealth accumulation programs. We are also committed to supporting employees through every stage of life, including maternity, adoption, and surrogacy benefits, in addition to child and elder care services. We believe employees are our best product ambassadors and we offer an employee discount program where our team members can subscribe to our services at a discounted rate. Through our company-wide Ted Rogers Awards program, our Executive Leadership Team awarded top performers for living our values, delivering on our priorities, and going above and beyond for our customers, business, or communities.

39   |  ROGERS COMMUNICATIONS INC. 2024 ANNUAL REPORT

Committing to diversity and inclusion

Through our five-year DEIB strategy launched in 2020, we work to embed a DEIB lens in everything we do, from how we recruit to how we engage with our customers and the content we support. The strategy is grounded in three strategic pillars of People, Customer, and Community and is championed by our DEIB Council, composed of business leaders and 11 volunteer Diversity Groups representing various communities. We also amplify leadership accountability through Diversity Dashboards that provide leaders with a monthly view of their team diversity data to help inform the specific actions needed to deliver against our representation goals.

Key initiatives in 2024 included:

•	conducting a comprehensive third-party review of our practices and policies to help inform our next DEIB strategy;
•	offering leadership development and sponsorship programs to empower women and Black talent to excel while creating a robust pipeline of leaders for executive roles;
•	launching a three-part anti-racism learning series covering the topics of oppression, discrimination, and racism in the workplace;
•

promoting inclusion with two new Downie-Wenjack Legacy spaces in our Moncton and Calgary offices, the launch of a name pronunciation tool, and the introduction of a pronoun-sharing option in our applicant tool;

•

delivering on our accessibility commitments, including accessible communication templates, accessible design standards for our buildings, and improving the application process for our customer accessibility discount;

•

equipping recruiters and hiring managers with tools to identify and eliminate bias in the hiring process, including a commitment to provide a 50% diverse candidate slate to hiring managers for open positions; and

•	partnering with external groups to reach talent from various communities.

Providing a safe, collaborative, and agile workplace

We design learning experiences for equity-deserving groups and work to build a culture of inclusivity and belonging. We are dedicated to developing targeted leadership programs and workshops that empower employees to grow and drive organizational success. At the same time, we continue to focus on building specialized technical skills, increasing the level of business readiness among employees, and reducing security risks, all while prioritizing employee safety. Through these efforts, we aim to equip our teams with the tools and knowledge needed to thrive in today’s evolving workplace. In 2024, we hired almost 4,000 new employees (both permanent and temporary), saw 45% internal talent mobility, and invested $22 million into training and development for our employees.

BE THE GROWTH LEADER IN OUR INDUSTRY

CLIMATE CHANGE MITIGATION AND ADAPTATION

We are dedicated to minimizing our contribution to climate change by managing our energy and associated carbon emissions through equipment decommissioning and replacements and meaningful operational changes that enable a low-carbon transition. Every year, we conduct a comprehensive analysis of our greenhouse gas (GHG) emissions inventory, and our Climate Change Steering Committee provides strategic leadership and governs the implementation of our emission reduction efforts.

This year, we engaged a third-party consultant to initiate a formal climate scenario analysis, which will further enhance our understanding of the impacts of physical and transition climate risks and opportunities across our operations. Once completed, the results of the analysis will assist us in advancing our risk avoidance strategies necessitated by extreme climate-related events such as wildfires, extreme heat, storms, floods, and droughts.

In 2024, we were the first national carrier in Canada to have approved science-based net-zero targets published by the Science Based Targets Initiative (SBTi). The SBTi is a global organization for corporate climate goals that validates submitted targets and action plans to ensure they are in line with the Paris Agreement.

Our long-term net-zero targets are to reduce absolute Scope 1, 2, and 3 GHG emissions to net-zero by 2050 with a base year of 2019. Near-term targets are to reduce absolute Scope 1 and 2 emissions by 50.2% by 2030 with a base year of 2019. We are also targeting 80% of our suppliers by spend to set their own science-based targets by 2029.

Our action plan will aim to deliver on environmental targets in four key areas:

•	increasing energy efficiencies across our operations and network;
•	transitioning our fleet to electric and hybrid vehicles;
•	expanding use of renewable energy opportunities; and
•	engaging suppliers towards adopting low-carbon practices and setting their own science-based targets.

Emission reductions

Driven by an increase in electricity use (primarily in our owned buildings, many of which contain network operations) and an unfavourable increase in emission factors in Ontario, our market-based Scope 1 and 2 emissions increased by 8% compared to last year; however, our market-based Scope 1 and 2 GHG emissions intensity, measured in tonnes of CO2 equivalent emitted per petabyte of network traffic (tCO2e/PB), has decreased by 2% compared to last year.

Compared to our 2019 base year (which has been updated for Shaw’s 2019 emissions), we have reduced our market-based Scope 1 and 2 emissions by 20%, on track with our target annual emissions reduction trajectory. We have also reduced our total Scope 1 and 2 GHG emissions intensity by 67% compared to 2019. These reductions reflect efficiency gains we have achieved optimizing data centres, upgrading and retrofitting buildings, consolidating our real estate footprint, managing our fleet and vehicle replacements, exploring renewable energy alternatives, and the public grid decarbonization efforts.

In alignment with our SBTi target, we have expanded our reporting of applicable Scope 3 emissions this year, which account for 91% of our total emissions. Compared to our 2019 base year, we have reduced our Scope 3 emissions by 23%. To further reduce our Scope 3 emissions, we continue to engage with our key suppliers to assist them in setting their own science-based targets, including through our Ethical Procurement Practices (EPP) survey and our

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Supplier Code of Conduct. We also collaborated with the Canadian Business for Social Responsibility (CBSR) and two of our industry peers to determine a telecommunications industry approach to engaging with and assisting our supply chain in measuring and establishing their own SBTi GHG emission reduction targets.

Energy efficiency

Because many of our buildings house energy-intensive broadcasting and television/radio network operations, coupled with the ongoing expansion of our wireless and cable networks across Canada, optimizing our energy consumption is essential to the success and sustainability of our business. As such, we are prioritizing energy efficiency across our operations as the cornerstone of our emission reduction strategy, investing in technologies and innovative solutions to drive meaningful progress.

In 2024, we consumed 6.1 million gigajoules of energy, an increase of 4% compared to last year; however, our energy use intensity (measured in gigajoules per petabyte of network traffic (GJ/PB)) decreased by 6%. Compared to our 2019 base year, our energy use increased by 10% while our energy use intensity decreased by 55%.

Efforts to reduce our energy use include investments in capital projects and driving operational efficiencies. The most impactful energy efficiency projects this year included ongoing LED lighting retrofits and HVAC replacement within our office buildings and 2G/3G modernization and small cell site management across our network. We also achieve efficiencies through decommissioning end-of-life network equipment and addressing energy and decarbonization audit findings performed at select buildings.

Fleet electrification

In 2024, we continued to focus on hybrid, plug-in hybrid, and electric vehicles where operationally possible and we were successful in deploying an additional 30 of these vehicles (bringing our fleet total to 94), which contributed to lower annual fuel consumption and associated GHG emission reductions. GHG emission reductions also continue to be achieved through our fleet management strategy that utilizes telematics data to optimize our fleet by replacing aging or poor-performing vehicles with more efficient ones.

Renewable energy

We continue to evaluate opportunities to invest in more renewable energy sources at our sites. By the end of 2024, we had benefited from renewable solar energy generated by Capital Power’s Clydesdale Solar facility in Alberta through a virtual power purchase agreement (VPPA) entered into by Shaw prior to our closing the Shaw Transaction. This VPPA entitles us to the benefits of 38% of the total facility generation (or approximately 58,000 MWh per year), providing us with renewable energy credits representing an expected 29,762 tCO2e over the life of the agreement. The VPPA is a derivative instrument; see “Financial Risk Management” for more information.

We also continued to work to provide sustainable off-grid renewable energy in rural and remote cell sites across Canada. This year, four additional solar projects were deployed in Alberta and Saskatchewan. Through electricity grid decarbonization, our VPPA, and renewable capital investments, 52.6% of our total electricity use was generated from renewable sources in 2024.

SAFETY, WELL-BEING, AND LABOUR RELATIONS

Through navigating change, empowering safety leadership, elevating emergency readiness, and promoting well-being, we are helping our employees remain safe, healthy, and resilient. We follow all applicable labour laws in Canada.

Enhancing safety management

This year, we continued to enrich our safety management systems by standardizing hazard training curriculums, inspection procedures, job processes, tools and equipment, and information systems, as well as enhancing our contracting safety program. Additionally, we successfully achieved the Canadian Federation of Construction Safety Associations Certificate of Recognition in Western Canada.

Supporting well-being

Guided by our five pillars of well-being (mental, physical, social, work, and financial), we maintained a strategy focused on supporting leaders, employee-driven well-being initiatives, and accessibility. We provide employees and their families with access to an array of best-in-class well-being programming, tools, and benefits, such as:

•	mental health benefits, including the launch of an expanded employee family assistance benefit offer in partnership with Homewood Health;
•	programs focused on physical health, including continued access to Maple Virtual Health, in-person gym services, and supporting increased awareness around corporate health service programs;
•	health care benefits, including increased mental health benefits and the development of an adoption and surrogacy benefit; and
•

financial benefits, including the opportunity to participate in our pension plan, employee share accumulation plan (ESAP), registered retirement savings plan (RRSP), and tax-free savings account (TFSA) programs with elements of employer matching for contributions made by employees.

PROCUREMENT AND SUPPLIER MANAGEMENT

Our third-party Supplier Code of Conduct outlines the ethical conduct, anti-bribery practices, labour standards, protection of human rights, and environmental, health, and safety management we expect from our suppliers. This includes ensuring they do not employ forced labour or child labour, they comply with applicable wage laws, and they respect local workweek regulations. Additionally, we emphasize the importance of adhering to international human rights standards as reflected in documents such as the Universal Declaration of Human Rights, the UN Guiding Principles on Business and Human Rights, the UN Declaration on the Rights of Indigenous Peoples, and Canadian human rights laws.

We currently use the UN Guiding Principles on Business and Human Rights as a framework for managing and mitigating human rights risks in our supply chain. In doing so, we identify geographies, materials, and potential suppliers at risk, and

41   |  ROGERS COMMUNICATIONS INC. 2024 ANNUAL REPORT

implement strategies to leverage and remedy these risks. As part of ensuring compliance with our Supplier Code of Conduct and corporate principles, we conduct an annual EPP survey.

After updating our Supplier Code of Conduct and EPP survey this year to address emerging concerns, including modern slavery and greenwashing, we now require suppliers to report annually to us on their own compliance, as well as that of their supply chain. Our primary focus has been on reviewing supplier responses to the EPP survey, collaborating with key suppliers to identify and mitigate risks, and enhancing our supply chain transparency and accountability by refining policies, procedures, contract language, service level agreements, and our internal “Know Your Role When Working with Suppliers” training for employees.

As part of our Third-Party Risk Management Program, we categorize our suppliers as strategic, preferred, or approved to identify critical suppliers. In 2024, we collaborated with suppliers in 41 different countries, with 73% of our suppliers headquartered in

Canada and 23% based in the US, that maintain similar stringent ethical standards based on the UN Global Compact participant companies and country networks.

We are also committed to fostering diversity and inclusion within our supply chain. In 2024, we expanded the number of certified diverse suppliers we work with and collaborated with our “Tier 1” suppliers and industry partners to develop and enhance their diversity programs. As a result, we increased the number of certified diverse suppliers we directly engage with to 426 (2023 – 380), spending $226 million on their products and services in 2024 (2023 – $206 million).

Through these initiatives, we strive to identify and manage risks in our supply chain as part of our conscious leadership approach, ensuring that our practices align with our ethical principles and the protection of human rights.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

2024 Financial Results

See “Accounting Policies” in this MD&A and the notes to our 2024 Audited Consolidated Financial Statements for important accounting policies and estimates as they relate to the following discussion.

We use several key performance indicators to measure our performance against our strategy and the results of our peers and competitors. Many of these are not defined terms under IFRS and should not be considered alternative measures to net income or any other financial measure of performance under IFRS. See “Key Performance Indicators” and “Non-GAAP and Other Financial Measures” for more information.

SUMMARY OF CONSOLIDATED RESULTS

	Years ended December 31
(In millions of dollars, except margins and per share amounts)	2024	2023	% Chg
Revenue
Wireless	10,595	10,222	4
Cable	7,876	7,005	12
Media	2,484	2,335	6
Corporate items and intercompany eliminations	(351)	(254)	38
Revenue	20,604	19,308	7
Total service revenue [1]	18,066	16,845	7
Adjusted EBITDA
Wireless	5,312	4,986	7
Cable	4,518	3,774	20
Media	84	77	9
Corporate items and intercompany eliminations	(297)	(256)	16
Adjusted EBITDA	9,617	8,581	12
Adjusted EBITDA margin	46.7%	44.4%	2.3 pts

Net income	1,734	849	104
Basic earnings per share	$3.25	$1.62	101
Diluted earnings per share	$3.20	$1.62	98

Adjusted net income	2,719	2,406	13
Adjusted basic earnings per share	$5.09	$4.60	11
Adjusted diluted earnings per share [2]	$5.04	$4.59	10

Capital expenditures	4,041	3,934	3
Cash provided by operating activities	5,680	5,221	9
Free cash flow	3,045	2,414	26

[1]	As defined. See “Key Performance Indicators”.
[2]

Adjusted diluted earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted diluted earnings per share. This is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other companies. See “Non-GAAP and Other Financial Measures” for more information about this measure.

43   |  ROGERS COMMUNICATIONS INC. 2024 ANNUAL REPORT

WIRELESS

ROGERS IS CANADA’S LARGEST PROVIDER OF WIRELESS COMMUNICATIONS SERVICES

As at December 31, 2024, we had:

•	approximately 11.9 million wireless mobile phone subscribers; and
•	approximately one-third subscriber and revenue share of the Canadian wireless market.

WIRELESS FINANCIAL RESULTS

	Years ended December 31

(In millions of dollars, except margins)	2024	2023	% Chg

Revenue
Service revenue	8,041	7,764	4
Equipment revenue	2,487	2,420	3
Revenue from external customers	10,528	10,184	3
Service revenue from internal customers	67	38	76

Revenue	10,595	10,222	4

Operating expenses
Cost of equipment	2,489	2,396	4
Other operating expenses	2,794	2,840	(2)

Operating expenses	5,283	5,236	1

Adjusted EBITDA	5,312	4,986	7

Adjusted EBITDA margin [1]	65.5%	63.9%	1.6 pts
Capital expenditures	1,596	1,625	(2)

[1]	Calculated using service revenue.

WIRELESS SUBSCRIBER RESULTS 1

(In thousands, except churn and mobile phone ARPU)	Years ended December 31
	2024	2023	Chg

Postpaid mobile phone [2,3,4]
Gross additions	1,914	2,007	(93)
Net additions	380	674	(294)
Total postpaid mobile phone subscribers [5]	10,768	10,498	270
Churn (monthly)	1.21%	1.11%	0.10 pts
Prepaid mobile phone [2,6]
Gross additions	534	867	(333)
Net additions (losses)	132	(50)	182
Total prepaid mobile phone subscribers [5]	1,106	1,111	(5)
Churn (monthly)	3.17%	6.12%	(2.95 pts )
Mobile phone ARPU (monthly) [7]	$57.98	$57.86	$0.12

[1]	Subscriber counts and subscriber churn are key performance indicators. See “Key Performance Indicators”.
[2]

Effective as of the noted dates, and on a prospective basis, we made the following adjustments to our mobile phone subscriber bases as we stopped selling new plans for the services as of the noted dates. Effective January 1, 2024, we adjusted our postpaid mobile phone subscriber base to remove 110,000 Cityfone subscribers and we adjusted our prepaid mobile phone subscriber base to remove 56,000 Fido prepaid subscribers. Effective October 1, 2024, we adjusted our prepaid mobile phone subscriber base to remove 81,000 Rogers prepaid subscribers. We believe these adjustment more meaningfully reflect the underlying organic subscriber performance of our postpaid and prepaid mobile phone businesses.

[3]

On April 3, 2023, we acquired approximately 501,000 postpaid mobile phone subscribers as a result of our acquisition of Shaw, which are not included in net additions, but do appear in the ending total balances for December 31, 2023. As at

December 31, 2023, we had completed migrating these subscribers to the Rogers network; there were 18,000 deactivated subscribers that could not be migrated and were therefore removed from our postpaid mobile phone subscriber base effective December 31, 2023.

[4]	Effective April 1, 2023, we adjusted our postpaid mobile phone subscriber base to remove 51,000 subscribers relating to a wholesale account.
[5]	As at end of period.
[6]	Effective December 1, 2023, we adjusted our Wireless prepaid subscriber base to remove 94,000 subscribers as a result of a change to our deactivation policy from 90 days to 30 days.
[7]	Mobile phone ARPU is a supplementary financial measure. See “Non-GAAP and Other Financial Measures” for an explanation as to the composition of this measure.

REVENUE

Our revenue depends on the size of our subscriber base, the revenue per user, the revenue from the sale of wireless devices, and other equipment revenue.

Service revenue

Service revenue includes revenue derived from voice and data services from:

•	postpaid and prepaid monthly fees;
•	roaming and other usage-based charges; and
•	certain other fees and charges.

The 4% increase in service revenue this year was primarily a result of the cumulative impact of growth in our mobile phone subscriber base over the past year, including our evolving mobile phone plans that increasingly bundle more services in the monthly service fee.

The decrease in total gross and net additions this year was a result of a less active market, slowing population growth as a result of changes to government immigration policies, and our focus on attracting subscribers to our premium 5G Rogers brand.

Equipment revenue

Equipment revenue includes revenue from sales of mobile devices to subscribers through fulfillment by Wireless’ customer service groups, websites, telesales, corporate stores, and independent dealers, agents, and retailers.

The 3% increase in equipment revenue this year was a result of:

•	an increase in new subscribers purchasing devices; and
•	a continued shift in the product mix towards higher-value devices; partially offset by
•	lower device upgrades by existing customers.

OPERATING EXPENSES

We record operating expenses in two categories:

•	the cost of wireless devices and equipment; and
•	all other expenses involved in day-to-day operations, to service existing subscriber relationships, and to attract new subscribers.

The 4% increase in the cost of equipment this year was a result of the equipment revenue changes discussed above.

The 2% decrease in other operating expenses this year was primarily a result of lower costs associated with productivity and efficiency initiatives.

ADJUSTED EBITDA

The 7% increase in adjusted EBITDA this year was a result of the revenue and expense changes discussed above.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

CABLE

ONE OF CANADA’S LEADING PROVIDERS OF HIGH-SPEED INTERNET, CABLE TELEVISION, AND PHONE SERVICES

As at December 31, 2024, we had:

•	approximately 4.3 million retail Internet subscribers;
•	approximately 2.6 million Video subscribers; and
•	a network passing approximately 10.2 million homes across Canada.

CABLE FINANCIAL RESULTS

	Years ended December 31

(In millions of dollars, except margins)	2024	2023	% Chg

Revenue

Service revenue	7,750	6,921	12

Equipment revenue	51	43	19

Revenue from external customers	7,801	6,964	12

Service revenue from internal customers	75	41	83

Revenue	7,876	7,005	12

Operating expenses

Cost of equipment	51	55	(7)

Other operating expenses	3,307	3,176	4

Operating expenses	3,358	3,231	4

Adjusted EBITDA	4,518	3,774	20

Adjusted EBITDA margin	57.4%	53.9%	3.5 pts

Capital expenditures	1,939	1,865	4

CABLE SUBSCRIBER RESULTS 1

(In thousands, except ARPA and penetration)	Years ended December 31
	2024	2023	Chg

Homes passed [2,3]	10,205	9,943	262

Customer relationships

Net additions (losses)	47	(2)	49

Total customer relationships [2,3,4]	4,683	4,636	47

ARPA (monthly) [5]	$140.12	$142.58	($2.46)

Penetration [2]	45.9%	46.6%	(0.7 pts )

Retail Internet

Net additions	111	77	34

Total retail Internet subscribers [2,3,4]	4,273	4,162	111

Video

Net additions	(134)	15	(149)

Total Video subscribers [2,3]	2,617	2,751	(134)

Home Monitoring

Net losses	44	(12)	56

Total Home Monitoring subscribers [2]	133	89	44

Home Phone

Net losses	(122)	(116)	(6)

Total Home Phone subscribers [2,3]	1,507	1,629	(122)

[1]	Subscriber results are key performance indicators. See “Key Performance Indicators”.
[2]	As at end of period.
[3]

On April 3, 2023, we acquired approximately 1,961,000 retail Internet subscribers, 1,203,000 Video subscribers, 890,000 Home Phone subscribers, 4,935,000 homes passed, and 2,191,000 customer relationships as a result of the Shaw Transaction. On November 1, 2023, we acquired approximately 22,000 retail Internet subscribers, 8,000 Video subscribers, 19,000 Home Phone subscribers, 8,000 homes passed, and 30,000 customer relationships as a result of our acquisition of Comwave. None of these subscribers are included in net additions.

[4]

Effective October 1, 2023, and on a prospective basis, we reduced our retail Internet subscriber base by 182,000 and our customer relationships by 173,000 to remove Fido Internet subscribers as we stopped selling new plans for this service as of that date. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our retail Internet business.

[5]	ARPA is a supplementary financial measure. See “Non-GAAP and Other Financial Measures” for an explanation as to the composition of this measure.

REVENUE

Service revenue

Service revenue includes revenue derived from:

•	monthly subscription and additional use service revenue from residential, small business, enterprise, public sector, and wholesale Internet access subscribers;
•	monthly service revenue from our home monitoring products;
•	modem, television set-top box, and other equipment rental fees;
•	IPTV, digital cable, and direct-to-home satellite services, such as:
•	basic service fees;
•	tier service fees;
•	access fees for use of channel capacity by third parties; and
•	premium and specialty service subscription fees, including pay-per-view service fees and video-on-demand service fees;
•	monthly service fees;
•	calling features, such as voicemail, call waiting, and caller ID; and
•	long distance calling.

The 12% increase in Cable service revenue this year was a result of:

•	the completion of the Shaw Transaction in April 2023, which contributed an incremental approximately $1 billion in the first quarter of 2024; partially offset by
•	the impact of declines in our Video subscriber base this year; and
•	ongoing competitive promotional intensity.

The lower ARPA this year was primarily a result of competitive promotional activity.

Equipment revenue

Equipment revenue includes revenue generated from the sale of television set-top boxes, Internet modems and other equipment, and home monitoring equipment.

OPERATING EXPENSES

We record Cable operating expenses in three categories:

•	the cost of programming;
•	the cost of equipment revenue (including home monitoring equipment); and
•	all other expenses involved in day-to-day operations, to service and retain existing subscriber relationships, and to attract new subscribers.

The 4% increase in operating expenses this year was a result of a full year of results for the Shaw Transaction, which closed in April 2023, partially offset by ongoing cost efficiency initiatives.

ADJUSTED EBITDA

The 20% increase in adjusted EBITDA this year was a result of the revenue and expense changes described above.

45   |  ROGERS COMMUNICATIONS INC. 2024 ANNUAL REPORT

MEDIA

DIVERSIFIED CANADIAN MEDIA COMPANY

We have a broad portfolio of media properties, which most significantly includes:

•	sports media and entertainment, such as Sportsnet (Canada’s number-one sports media brand) and the Toronto Blue Jays;
•	our exclusive national 12-year NHL Agreement, which runs through the 2025-2026 season;
•	category-leading television and radio broadcasting properties;
•	multi-platform televised and online shopping; and
•	digital media.

MEDIA FINANCIAL RESULTS

	Years ended December 31

(In millions of dollars, except margins)	2024	2023	% Chg

Revenue from external customers	2,215	2,086	6

Revenue from internal customers	269	249	8

Revenue	2,484	2,335	6

Operating expenses	2,400	2,258	6

Adjusted EBITDA	84	77	9

Adjusted EBITDA margin	3.4%	3.3%	0.1 pts
Capital expenditures	263	250	5

REVENUE

Media revenue is earned from:

•	advertising sales across its television, radio, and digital media properties;
•	subscriptions to televised and OTT products;
•	ticket sales, fund redistribution and other distributions from MLB, and concession sales; and
•	retail product sales.

The 6% increase in revenue this year was primarily a result of:

•	higher sports-related revenue, including at the Toronto Blue Jays and from higher subscriber revenue; partially offset by
•	lower Today’s Shopping Choice revenue.

OPERATING EXPENSES

We record Media operating expenses in four primary categories:

•	the cost of broadcast content, including sports programming and production;
•	Toronto Blue Jays player compensation;
•	the cost of retail products sold; and
•	all other expenses involved in day-to-day operations.

The 6% increase in operating expenses this year was a result of:

•	higher Toronto Blue Jays expenses, including player payroll and game day-related costs; and
•	higher programming and production costs; partially offset by
•	lower Today’s Shopping Choice cost of goods sold, in line with lower revenue.

ADJUSTED EBITDA

The 9% increase in adjusted EBITDA this year was a result of the revenue and expense changes described above.

2024 ANNUAL REPORT ROGERS COMMUNICATIONS INC.  |   46

MANAGEMENT’S DISCUSSION AND ANALYSIS

CAPITAL EXPENDITURES

Capital expenditures are significant and have a material impact on our cash flows; therefore, our management teams focus on planning, funding, and managing them. Capital expenditures include costs associated with acquiring property, plant and equipment and placing it into service. The telecommunications business requires extensive and continual investments, including investment in new technologies and the expansion of capacity and geographical reach. Expenditures related to the acquisition of spectrum licences and additions to right-of-use assets are not included in capital expenditures and do not factor into the calculation of free cash flow or capital intensity. See “Managing our Liquidity and Financial Resources”, “Key Performance Indicators”, and “Non-GAAP and Other Financial Measures” for more information.

We believe this measure best reflects our cost of property, plant and equipment in a given period and is a simpler measure for comparing between periods.

(In millions of dollars, except capital intensity)	Years ended December 31
	2024	2023	% Chg

Wireless	1,596	1,625	(2)

Cable	1,939	1,865	4

Media	263	250	5

Corporate	243	194	25

Capital expenditures [1]	4,041	3,934	3

Capital intensity [2]	19.6%	20.4%	(0.8 pts	)

[1]

Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

[2]	Capital intensity is a supplementary financial measure. See “Non-GAAP and Other Financial Measures” for an explanation as to the composition of this measure.

One of our objectives is to build the biggest and best networks in the country. As we continually work towards this, we once again spent more on our networks this year than we have in the past several years. We continue to expand the reach and capacity of our 5G network (the largest 5G network in Canada as at December 31, 2024) across the country. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we are expanding our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

WIRELESS

The decrease in capital expenditures in Wireless this year was a result of capital efficiencies as we progressed with 5G network expansion. We remain committed to expanding and enhancing our wireless network through continued strategic investments in network development and 5G deployment. We are actively deploying advanced spectrum assets, including the newly acquired 3800 MHz licences, alongside the ongoing rollout of 3500 MHz spectrum. These investments build on our existing 5G infrastructure in the 600 MHz spectrum band, enabling greater speed, lower latency, and improved reliability for customers across urban and rural areas. Additionally, we successfully completed Canada’s first national live trial of 5G network slicing in 2024.

CABLE

The increase in capital expenditures in Cable this year reflects a full year of results for the Shaw Transaction. We are growing our network through expanded fibre deployments to increase our FTTH distribution and to extend our service footprint. At the same time, we are enhancing our cable network by upgrading our DOCSIS 3.1 platform as we transition to DOCSIS 4.0. This evolution will improve network resilience, stability, and capacity while delivering faster speeds. As part of this upgrade, we are rolling out mid-split technology (which has a greater number of frequencies than older technology and also allocates a greater number of frequencies to uploading data) in Ontario and Eastern Canada, significantly increasing upload speeds. These advancements leverage the latest technologies to provide greater bandwidth, improved performance, and an enhanced customer experience as we advance our connected home roadmap.

MEDIA

The increase in capital expenditures in Media this year was a result of higher Toronto Blue Jays stadium infrastructure-related expenditures associated with the completion of the multi-year Rogers Centre modernization project.

CORPORATE

The increase in corporate capital expenditures this year was a result of higher investments in our corporate information technology infrastructure.

CAPITAL INTENSITY

Capital intensity decreased this year as a result of the revenue and capital expenditure changes discussed above.

47   |  ROGERS COMMUNICATIONS INC. 2024 ANNUAL REPORT

REVIEW OF CONSOLIDATED PERFORMANCE

This section discusses our net income and other expenses that do not form part of the segment discussions above.

	Years ended December 31

(In millions of dollars)	2024	2023	% Chg

Adjusted EBITDA	9,617	8,581	12

Deduct (add):

Depreciation and amortization	4,616	4,121	12

Restructuring, acquisition and other	406	685	(41)

Finance costs	2,295	2,047	12

Other (income) expense	(6)	362	n/m

Income tax expense	572	517	11

Net income	1,734	849	104

ADJUSTED EBITDA

See “Key Changes in Financial Results Year Over Year” for a discussion of the increase in adjusted EBITDA this year.

DEPRECIATION AND AMORTIZATION

	Years ended December 31

(In millions of dollars)	2024	2023	% Chg

Depreciation of property, plant and equipment	3,665	3,331	10
Depreciation of right-of-use assets	408	371	10
Amortization	543	419	30

Total depreciation and amortization	4,616	4,121	12

Total depreciation and amortization increased this year, primarily as a result of the property, plant and equipment, right-of-use assets, and customer relationship intangible assets acquired through the Shaw Transaction in April 2023.

RESTRUCTURING, ACQUISITION AND OTHER

	Years ended December 31

(In millions of dollars)	2024	2023	% Chg

Restructuring, acquisition and other excluding Shaw Transaction-related costs	276	365	(24)
Shaw Transaction-related costs	130	320	(59)

Total restructuring, acquisition and other	406	685	(41)

The restructuring, acquisition and other costs excluding the Shaw Transaction-related costs in 2023 and 2024 include severance and other departure-related costs associated with the targeted restructuring of our employee base, including costs associated with voluntary departure programs. These costs also included costs related to real estate rationalization programs, an impairment of our radio broadcast licences (in 2024), and transaction costs related to other completed and potential acquisitions and other corporate transactions.

The Shaw Transaction-related costs in 2023 and 2024 consisted of incremental costs supporting acquisition (in 2023) and integration activities (in 2023 and 2024) related to the Shaw Transaction. This includes significant costs in the second quarter of 2023 relating to closing-related fees, the Shaw Transaction-related employee retention program, and the cost of the tangible benefits package related to the broadcasting portion of the Shaw Transaction.

FINANCE COSTS

	Years ended December 31

(In millions of dollars)	2024	2023	% Chg

Total interest on borrowings [1]	2,022	1,981	2
Interest earned on restricted cash and cash equivalents	–	(149)	(100)
Interest on borrowings, net	2,022	1,832	10
Interest on lease liabilities	137	111	23
Interest on post-employment benefits liability	(5)	(13)	(62)
Loss (gain) on foreign exchange	222	(111)	n/m
Change in fair value of derivative instruments	(205)	108	n/m
Capitalized interest	(36)	(38)	(5)
Deferred transaction costs and other	160	158	1

Total finance costs	2,295	2,047	12

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

The 12% increase in finance costs this year was primarily a result of:

•	the interest earned on restricted cash and cash equivalents in 2023, as we used these funds to partially fund the Shaw Transaction on April 3, 2023;
•	higher interest on lease liabilities; and
•	higher interest expense associated with the long-term debt assumed through the Shaw Transaction; partially offset by
•	the repayment at maturity of senior notes in March 2023, October 2023, November 2023, January 2024, and March 2024 at different underlying interest rates; and
•	lower interest expense associated with refinancing a significant portion of the borrowings under our term loan facility with senior notes issued in September 2023 and February 2024.

Foreign exchange and change in fair value of derivative instruments

We recognized $222 million in net foreign exchange losses in 2024 (2023 – $111 million in net gains). These losses were primarily attributed to our $6 billion term loan facility, our non-revolving credit facility, and our US CP program borrowings.

These foreign exchange losses were offset by the $205 million gain related to the change in fair value of derivatives (2023 – $108 million loss) that was primarily attributed to the debt derivatives, which were not designated as hedges for accounting purposes, we used to substantially offset the foreign exchange risk related to these US dollar-denominated borrowings.

See “Managing our Liquidity and Financial Resources” for more information about our debt and related finance costs.

2024 ANNUAL REPORT ROGERS COMMUNICATIONS INC.  |   48

MANAGEMENT’S DISCUSSION AND ANALYSIS

OTHER (INCOME) EXPENSE

The decrease in other expense this year was primarily a result of a $422 million loss related to the change in the value of one of our joint venture’s obligations to purchase at fair value the non-controlling interest in one of its investments recorded in the prior year.

INCOME TAX EXPENSE

Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the actual income tax expense for the year.

	Years ended December 31

(In millions of dollars, except tax rates)	2024	2023

Statutory income tax rate	26.2%	26.2%
Income before income tax expense	2,306	1,366

Computed income tax expense	604	358
Increase (decrease) in income tax expense resulting from:
Non-(taxable) deductible stock-based compensation	(13)	9
Revaluation of deferred tax balances due to corporate reorganization-driven change in income tax rate	–	52
Non-taxable income from security investments	–	(16)
Non-deductible loss on joint venture’s non-controlling interest purchase obligation	–	111
Other items	(19)	3

Total income tax expense	572	517

Effective income tax rate	24.8%	37.8%
Cash income taxes paid	545	439

Our effective income tax rate this year was 24.8% compared to 37.8% for 2023. In 2024, our effective income tax rate was lower than the statutory income tax rate as a result of non-taxable stock-based compensation and changes in prior year estimates. The effective income tax rate for 2023 was higher than the statutory income tax rate as a result of the non-deductible loss on one of our joint venture’s obligation to purchase at fair value the non-controlling interest and the revaluation of deferred tax balances due to a corporate reorganization-driven change in income tax rate.

NET INCOME

Net income was 104% higher than last year. See “Key Changes in Financial Results Year Over Year” for more information.

(In millions of dollars, except per share amounts)	Years ended December 31
	2024	2023	% Chg

Net income	1,734	849	104
Basic earnings per share	$3.25	$1.62	101
Diluted earnings per share	$3.20	$1.62	98

ADJUSTED NET INCOME

Adjusted net income was 13% higher compared to 2023, primarily as a result of higher adjusted EBITDA, partially offset by higher depreciation and amortization and higher finance costs, both associated with the Shaw Transaction.

(In millions of dollars, except per share amounts)	Years ended December 31
	2024	2023	% Chg

Adjusted EBITDA	9,617	8,581	12
Deduct (add):
Depreciation and amortization [1]	3,699	3,357	10
Finance costs	2,295	2,047	12
Other income [2]	(6)	(60)	(90)
Income tax expense [3]	910	831	10

Adjusted net income [1]	2,719	2,406	13

Adjusted basic earnings per share	$5.09	$4.60	11
Adjusted diluted earnings per share	$5.04	$4.59	10

[1]

Our calculation of adjusted net income excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets. For purposes of calculating adjusted net income, we believe the magnitude of this depreciation and amortization, which was significantly affected by the size of the Shaw Transaction, may have no correlation to our current and ongoing operating results and affects comparability between certain periods. Depreciation and amortization excludes depreciation and amortization on Shaw Transaction-related property, plant and equipment and intangible assets of $917 million (2023 – $764 million). Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw’s historical cost and depreciation policies.

[2]

Other income for the year ended December 31, 2023 excludes a $422 million loss related to one of our joint venture’s obligation to purchase at fair value the non-controlling interest in one of its investments.

[3]

Income tax expense excludes a $338 million recovery (2023 – $366 million recovery) for the year ended December 31, 2024 related to the income tax impact for adjusted items and it also excludes a $52 million expense for the year ended December 31, 2023 due to a revaluation of deferred tax balances resulting from a change in our income tax rate.

EMPLOYEES

Employee salaries and benefits represent a material portion of our expenses. As at December 31, 2024, we had approximately 24,000 employees (2023 – 26,000) across all of our operating groups, including shared services and the corporate office. Total salaries and benefits for full-time and part-time employees in 2024 were $2,308 million (2023 – $2,453 million).

49   |  ROGERS COMMUNICATIONS INC. 2024 ANNUAL REPORT

2023 FULL-YEAR RESULTS COMPARED TO 2022

	Years ended December 31

(In millions of dollars, except margins)	2023	2022	% Chg
Revenue

Wireless	10,222	9,197	11

Cable	7,005	4,071	72

Media	2,335	2,277	3

Corporate items and intercompany eliminations	(254)	(149)	70

Revenue	19,308	15,396	25
Total service revenue	16,845	13,305	27

Adjusted EBITDA

Wireless	4,986	4,469	12

Cable	3,774	2,058	83

Media	77	69	12

Corporate items and intercompany eliminations	(256)	(203)	26

Adjusted EBITDA	8,581	6,393	34

Adjusted EBITDA margin	44.4%	41.5%	2.9 pts

Net income	849	1,680	(49)

Adjusted net income	2,406	1,915	26

Revenue

Consolidated revenue increased by 25% in 2023, driven by a revenue increase of 72% in Cable and an 11% increase in Wireless.

Wireless service revenue increased by 9% in 2023, primarily as a result of the cumulative impact of growth in our mobile phone subscriber base and revenue from Shaw Mobile subscribers acquired through the Shaw Transaction, and the impact of the July 2022 network outage-related credits. Wireless equipment revenue increased by 17% primarily as a result of an increase in new subscribers purchasing devices and a continued shift in the product mix towards higher-value devices.

Cable service revenue increased in 2023 primarily as a result of the Shaw Transaction and the impact of the July 2022 network outage-related credits.

Media revenue increased by 3% in 2023 primarily as a result of higher sports-related revenue, including at the Toronto Blue Jays.

Adjusted EBITDA

Consolidated adjusted EBITDA increased 34% in 2023 and our adjusted EBITDA margin increased by 290 basis points as a result of synergies and other efficiencies, including those recognized through the Shaw Transaction and the network outage-related credits issued to customers last year.

Wireless adjusted EBITDA increased 12% in 2023, primarily due to the flow-through impact of higher revenue as discussed above. This gave rise to an adjusted EBITDA service margin of 63.9%.

Cable adjusted EBITDA increased 83% in 2023 due to the flow-through impact of higher revenue as discussed above and the achievement of cost synergies associated with integration activities. This gave rise to an adjusted EBITDA margin of 53.9%.

Media adjusted EBITDA increased in 2023 primarily due to higher revenue as discussed above, partially offset by higher Toronto Blue Jays payroll and other operating costs.

Net income and adjusted net income

Net income decreased by 49% in 2023, primarily as a result of higher depreciation and amortization, higher finance costs, and higher restructuring, acquisition and other costs, primarily associated with the Shaw Transaction and integration-related activities. Adjusted net income increased by 26%, primarily as a result of higher adjusted EBITDA.

2024 ANNUAL REPORT ROGERS COMMUNICATIONS INC.  |   50

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY RESULTS

Below is a summary of our quarterly consolidated financial results and key performance indicators for 2024 and 2023.

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

	2024					2023

(In millions of dollars, except per share amounts)	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1

Revenue
Wireless	10,595	2,981	2,620	2,466	2,528	10,222	2,868	2,584	2,424	2,346
Cable	7,876	1,983	1,970	1,964	1,959	7,005	1,982	1,993	2,013	1,017
Media	2,484	616	653	736	479	2,335	558	586	686	505
Corporate items and intercompany eliminations	(351)	(99)	(114)	(73)	(65)	(254)	(73)	(71)	(77)	(33)

Total revenue	20,604	5,481	5,129	5,093	4,901	19,308	5,335	5,092	5,046	3,835
Total service revenue	18,066	4,543	4,567	4,599	4,357	16,845	4,470	4,527	4,534	3,314

Adjusted EBITDA
Wireless	5,312	1,367	1,365	1,296	1,284	4,986	1,291	1,294	1,222	1,179
Cable	4,518	1,169	1,133	1,116	1,100	3,774	1,111	1,080	1,026	557
Media	84	53	134	–	(103)	77	4	107	4	(38)
Corporate items and intercompany eliminations	(297)	(56)	(87)	(87)	(67)	(256)	(77)	(70)	(62)	(47)

Adjusted EBITDA	9,617	2,533	2,545	2,325	2,214	8,581	2,329	2,411	2,190	1,651

Deduct (add):
Depreciation and amortization	4,616	1,174	1,157	1,136	1,149	4,121	1,172	1,160	1,158	631
Restructuring, acquisition and other	406	83	91	90	142	685	86	213	331	55
Finance costs	2,295	571	568	576	580	2,047	568	600	583	296
Other (income) expense	(6)	(11)	2	(5)	8	362	(19)	426	(18)	(27)

Net income before income tax expense	2,306	716	727	528	335	1,366	522	12	136	696
Income tax expense	572	158	201	134	79	517	194	111	27	185

Net income (loss)	1,734	558	526	394	256	849	328	(99)	109	511

Earnings (loss) per share:
Basic	$3.25	$1.04	$0.99	$0.74	$0.48	$1.62	$0.62	($0.19)	$0.21	$1.01
Diluted	$3.20	$1.02	$0.98	$0.73	$0.46	$1.62	$0.62	($0.20)	$0.20	$1.00
Net income (loss)	1,734	558	526	394	256	849	328	(99)	109	511
Add (deduct):
Restructuring, acquisition and other	406	83	91	90	142	685	86	213	331	55
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	917	228	227	220	242	764	249	263	252	–
Loss on joint venture’s non-controlling interest purchase obligation	–	–	–	–	–	422	–	422	–	–
Income tax impact of above items	(338)	(75)	(82)	(81)	(100)	(366)	(85)	(120)	(148)	(13)
Income tax adjustment, tax rate change	–	–	–	–	–	52	52	–	–	–

Adjusted net income	2,719	794	762	623	540	2,406	630	679	544	553

Adjusted earnings per share:
Basic	$5.09	$1.48	$1.43	$1.17	$1.02	$4.60	$1.19	$1.28	$1.03	$1.10
Diluted	$5.04	$1.46	$1.42	$1.16	$0.99	$4.59	$1.19	$1.27	$1.02	$1.09

Capital expenditures	4,041	1,007	977	999	1,058	3,934	946	1,017	1,079	892
Cash provided by operating activities	5,680	1,135	1,893	1,472	1,180	5,221	1,379	1,754	1,635	453
Free cash flow	3,045	878	915	666	586	2,414	823	745	476	370

51   |  ROGERS COMMUNICATIONS INC. 2024 ANNUAL REPORT

FOURTH QUARTER 2024 RESULTS

Results commentary in “Fourth Quarter 2024 Results” compares the fourth quarter of 2024 with the fourth quarter of 2023.

Revenue

Total revenue and total service revenue each increased by 3% and 2% respectively in the fourth quarter, driven by revenue growth in our Wireless and Media businesses and by stabilized revenue in our Cable business.

Wireless service revenue increased by 2% in the fourth quarter, primarily as a result of the cumulative impact of growth in our mobile phone subscriber base over the past year. Wireless equipment revenue increased by 9%, primarily as a result of an increase in new subscribers purchasing higher-value devices.

Cable service revenue was stable in the fourth quarter, improving sequentially from the third quarter and from the prior year.

Media revenue increased by 10% in the fourth quarter primarily as a result of higher sports- and entertainment-related revenue.

Adjusted EBITDA and margins

Consolidated adjusted EBITDA increased 9% in the fourth quarter and our adjusted EBITDA margin increased by 250 basis points, primarily as a result of ongoing productivity and cost efficiencies.

Wireless adjusted EBITDA increased by 6%, primarily due to the flow-through impact of higher revenue as discussed above in conjunction with ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 66%, up 250 basis points.

Cable adjusted EBITDA increased by 5%, due to ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 59%, up 290 basis points.

Media adjusted EBITDA increased by $49 million in the fourth quarter, primarily due to higher revenue as discussed above.

Net income and adjusted net income

Net income and adjusted net income increased by 70% and 26%, respectively, in the fourth quarter, primarily as a result of higher adjusted EBITDA.

QUARTERLY TRENDS AND SEASONALITY

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses.

Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, restructuring, acquisition and other costs, gains or losses on asset sales, impairment of assets, and changes in income tax expense.

Wireless

Trends affecting both Wireless revenue and adjusted EBITDA reflect:

•	the growing number of wireless subscribers;
•	greater usage of wireless data;
•	a shift to consumers financing higher-value devices, along with ongoing disciplined promotional activity; and
•	decreasing postpaid churn, which we believe is beginning to reflect the realization of our enhanced customer service efforts; partially offset by
•	fewer new subscribers purchasing devices and fewer device upgrades by existing customers;
•	lower overage revenue as customers continue to adopt our unlimited data plans; and
•	recent changes to government immigration policies resulting in fewer newcomers to Canada, which has put pressure on gross and net subscriber additions.

Additional trends affecting Wireless adjusted EBITDA reflect higher costs related to the increasing number of subscribers.

Prepaid plans have evolved to have properties similar to those of traditional postpaid plans. We believe this evolution provides consumers with greater choice of subscribing to a postpaid or prepaid service plan. Growth in our customer base over time has resulted in higher costs for customer service, retention, credit, and collection; however, most of the cost increases have been offset by gains in operating efficiencies.

Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions, resulting in higher subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. Conversely, periods with higher activity may adversely impact churn metrics as a result of heightened competitive activity. The third and fourth quarters typically experience higher volumes of activity as a result of “back to school” and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods and also contribute to the impact on subscriber metrics. In contrast, we typically see lower subscriber additions in the first quarter of the year.

The launch of popular new wireless device models can also affect the level of subscriber activity. Highly anticipated device launches typically occur in the spring and fall seasons of each year. Wireless roaming revenue is dependent on customer travel volumes and timing, which in turn are affected by the foreign exchange rate of the Canadian dollar and general economic conditions.

Cable

Trends affecting Cable service revenue primarily reflect:

•	higher Internet subscription fees as customers increasingly upgrade to higher-tier speed plans;
•	customers adopting Rogers Xfinity TV;
•	general service pricing increases; and
•	the shift of business customers from lower-margin, off-net legacy long distance and data services to higher-margin, next-generation services and data centre businesses; partially offset by

2024 ANNUAL REPORT ROGERS COMMUNICATIONS INC.  |   52

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	competitive losses of legacy Television, Phone, and Satellite subscribers;
•	Television subscribers downgrading their service plans; and
•	lower additional usage of our products and services as service plans are increasingly bundling more features, such as a greater number of TV channels.

Trends affecting Cable adjusted EBITDA primarily reflect:

•	higher Internet operating margins, as a result of the shift from conventional Television to Internet services; and
•	the shift to a self-install model for most of our Cable products; partially offset by
•	higher premium supplier fees in Television as a result of bundling more value-added offerings into our Cable products.

Cable’s operating results are affected by modest seasonal fluctuations in subscriber additions and disconnections, typically caused by:

•

university and college students who live in residence moving out early in the second quarter and cancelling their service as well as students moving in late in the third quarter and signing up for cable service;

•	individuals temporarily suspending service for extended vacations or seasonal relocations;
•	seasonal use of secondary residences (e.g. cottages) for satellite subscribers;
•	the timing of service pricing changes; and
•	the focused marketing we generally conduct in our fourth quarter.

Cable operating results are also influenced by trends in cord shaving and cord cutting, which has resulted in fewer subscribers watching traditional cable television, as well as a lower number of Television subscribers. In addition, trends in the use of wireless products and Internet or social media as substitutes for traditional home phone products have resulted in fewer Phone subscribers. Cable results from our business customers do not generally have any unique seasonal aspects.

Media

Trends affecting Media revenue and adjusted EBITDA are generally the result of:

•	fluctuations in advertising and consumer market conditions;
•	subscriber rate increases;
•	higher sports and rights costs, including increases as we move further along in our NHL Agreement;
•	general cord shaving and cord cutting by television subscribers regardless of service provider; and
•	continual investment in primetime and specialty programming relating to both our broadcast networks (such as Citytv) and our specialty channels (such as FX (Canada)).

Seasonal fluctuations relate to:

•

periods of increased consumer activity and their impact on advertising and related retail cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter;

•	the MLB season, where:
•	games played are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year);
•

revenue related to game day ticket sales, merchandise sales, and advertising are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year), with postseason games commanding a premium in advertising revenue and additional revenue from game day ticket sales and merchandise sales, if and when the Toronto Blue Jays play in the postseason (in the fourth quarter of the year); and

•	programming and production costs and player payroll are expensed based on the number of games aired or played, as applicable; and
•	the NHL season, where:
•

regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year). We expect a correlation between the quality of revenue and earnings and the extent of Canadian teams’ presence during the playoffs;

•	programming and production costs are expensed based on the timing of when the rights are aired or are expected to be consumed; and
•	advertising revenue and programming expenses are concentrated in the fall, winter, and spring months, with playoff games commanding a premium in advertising revenue.

Other expenses

Depreciation and amortization trails capital expenditures and is expected to trend upward as a result of an increase in our capital expenditures and general depreciable asset base, primarily related to the ongoing expansions of our wireless and cable networks. The increasing trend is a direct result of increasing capital expenditures as we upgraded our wireless network for 5G services and our service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0 for our Cable footprint. We expect future depreciation and amortization to align with ongoing capital expenditures and additions to right-of-use assets.

Finance costs are also trending upward as a result of the significant debt we have incurred related to the Shaw Transaction. We expect finance costs to begin trending downward as we work toward deleveraging.

53   |  ROGERS COMMUNICATIONS INC. 2024 ANNUAL REPORT

OVERVIEW OF FINANCIAL POSITION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31 (In millions of dollars)
	2024	2023	$ Chg	% Chg	Explanation of significant changes
Assets
Current assets:
Cash and cash equivalents	898	800	98	12	See “Managing our Liquidity and Financial Resources”.
Accounts receivable	5,478	4,996	482	10	Reflects higher financing receivables due to growth in our Wireless business and at Rogers Bank.
Inventories	641	456	185	41	Reflects higher wireless handset inventories.
Current portion of contract assets	171	163	8	5	n/m
Other current assets	849	1,202	(353)	(29)	Primarily reflects the receipt of a balance from the Canada Revenue Agency and lower non-operational receivable balances following collection.
Current portion of derivative instruments	336	80	256	n/m	Reflects the change in market values of certain debt derivatives and expenditure derivatives as a result of the depreciation of the Cdn$ relative to the US$.
Assets held for sale	–	137	(137)	(100)	Reflects the reclassification to property, plant and equipment of certain real estate assets as a result of a deterioration in the relevant real estate markets.

Total current assets	8,373	7,834	539	7
Property, plant and equipment	25,072	24,332	740	3	Reflects capital expenditures incurred, partially offset by depreciation expense.
Intangible assets	17,858	17,896	(38)	–	n/m
Investments	615	598	17	3	n/m
Derivative instruments	997	571	426	75	Reflects the change in market values of certain debt derivatives as a result of the depreciation of the Cdn$ relative to the US$.
Financing receivables	1,189	1,101	88	8	Reflects an increase in customers financing new devices as a result of growth in our Wireless business.
Other long-term assets	1,027	670	357	53	Reflects an increase in deferred commission cost assets and a remeasurement increase in our net pension assets.
Goodwill	16,280	16,280	–	–	n/m

Total assets	71,411	69,282	2,129	3

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	2,959	1,750	1,209	69	See “Managing our Liquidity and Financial Resources”.
Accounts payable and accrued liabilities	4,059	4,221	(162)	(4)	Primarily reflects an overall decrease in trade payables as a result of the timing of payments made.
Income tax payable	26	–	26	–	Reflects an increase in taxes owed.
Other current liabilities	482	434	48	11	Primarily reflects a change in the fair value of short-term debt derivatives related to the borrowings under our term loan facility.
Contract liabilities	800	773	27	3	n/m
Current portion of long-term debt	3,696	1,100	2,596	n/m

Reflects the reclassification to current of our US$1 billion senior notes due March 2025, $1.25 billion senior notes due April 2025, and our $700 million senior notes due December 2025, partially offset by the repayment at maturity of our $500 million and $600 million senior notes in January 2024 and March 2024, respectively

Current portion of lease liabilities	587	504	83	16	Reflects liabilities for new leases entered into.

Total current liabilities	12,609	8,782	3,827	44
Provisions	61	54	7	13	n/m
Long-term debt	38,200	39,755	(1,555)	(4)

Reflects the partial repayment of our $6 billion term loan facility and the reclassification of our US$1 billion senior notes due March 2025, $1.25 billion senior notes due April 2025, and $700 million senior notes due December 2025 to current, partially offset by the issuance of US$2.5 billion of senior notes in February 2024.

Lease liabilities	2,191	2,089	102	5	Reflects liabilities for new leases entered into.
Other long-term liabilities	1,666	1,783	(117)	(7)	Reflects the change in market values of debt derivatives as a result of the depreciation of the Cdn$ relative to the US$.
Deferred tax liabilities	6,281	6,379	(98)	(2)	Reflects the reversal of certain temporary differences.

Total liabilities	61,008	58,842	2,166	4
Shareholders’ equity	10,403	10,440	(37)	–	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders’ equity	71,411	69,282	2,129	3

2024 ANNUAL REPORT ROGERS COMMUNICATIONS INC.  |   54

MANAGEMENT’S DISCUSSION AND ANALYSIS

Managing our Liquidity and Financial Resources

SOURCES AND USES OF CASH

OPERATING, INVESTING, AND FINANCING ACTIVITIES

	Years ended December 31

(In millions of dollars)	2024	2023

Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	9,188	8,067

Change in net operating assets and liabilities	(876)	(627)

Income taxes paid	(545)	(439)

Interest paid, net	(2,087)	(1,780)

Cash provided by operating activities	5,680	5,221

Investing activities:

Capital expenditures	(4,041)	(3,934)

Additions to program rights	(72)	(74)

Changes in non-cash working capital related to capital expenditures and intangible assets	136	(2)

Acquisitions and other strategic transactions, net of cash acquired	(475)	(16,215)

Other	(3)	25

Cash used in investing activities	(4,455)	(20,200)

Financing activities:

Net proceeds received from (repayment of) short-term borrowings	1,138	(1,439)

Net (repayment) issuance of long-term debt	(1,103)	5,040

Net proceeds on settlement of debt derivatives and forward contracts	107	492

Transaction costs incurred	(47)	(284)

Principal payments of lease liabilities	(478)	(370)

Dividends paid	(739)	(960)

Other	(5)	–

Cash provided by (used in) financing activities	(1,127)	2,479

Change in cash and cash equivalents and restricted cash and cash equivalents	98	(12,500)

Cash and cash equivalents and restricted cash and cash equivalents, beginning of year	800	13,300

Cash and cash equivalents, end of year	898	800

OPERATING ACTIVITIES

The 9% increase in cash provided by operating activities this year was primarily a result of higher adjusted EBITDA, partially offset by higher investment in net operating assets, mainly higher inventory and lower accounts payable and accrued liabilities, and higher interest paid.

INVESTING ACTIVITIES

Capital expenditures

We spent $4,041 million this year on property, plant and equipment before related changes in non-cash working capital items, which was 3% higher than 2023. See “Capital Expenditures” for more information.

Acquisitions and other strategic transactions

This year, we paid $475 million related to the acquisition of 3800 MHz spectrum licences. We recognized the spectrum licences as indefinite-life intangible assets. In 2023, we paid $16.2 billion, net of cash acquired, related to business acquisitions, primarily the Shaw Transaction (see “Shaw Transaction”).

FINANCING ACTIVITIES

This year, we received net amounts of $95 million (2023 – received net amounts of $3,809 million) on our short-term borrowings, long-term debt, and related derivatives, including transaction costs. See “Financial Risk Management” for more information on the cash flows relating to our derivative instruments.

Short-term borrowings

Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our US dollar-denominated commercial paper (US CP) program, and our non-revolving credit facilities. Below is a summary of our short-term borrowings as at December 31, 2024 and 2023.

	Years ended December 31

(In millions of dollars)	2024	2023

Receivables securitization program	2,000	1,600

US commercial paper program (net of the discount on issuance)	452	150

Non-revolving credit facility borrowings	507	–

Total short-term borrowings	2,959	1,750

55   |  ROGERS COMMUNICATIONS INC. 2024 ANNUAL REPORT

The table below summarizes the activity relating to our short-term borrowings for the years ended December 31, 2024 and 2023.

	Year ended December 31, 2024			Year ended December 31, 2023

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			800			–

Repayment of receivables securitization			(400)			(1,000)

Net proceeds received from (repayment of) receivables securitization			400			(1,000)

Proceeds received from US commercial paper	2,009	1.373	2,759	1,803	1.357	2,447

Repayment of US commercial paper	(1,819)	1.371	(2,494)	(1,858)	1.345	(2,499)

Net proceeds received from (repayment of) US commercial paper			265			(52)

Proceeds received from non-revolving credit facilities (Cdn$) [1]			–			375

Proceeds received from non-revolving credit facilities (US$)	2,899	1.378	3,996	2,125	1.349	2,866

Total proceeds received from non-revolving credit facilities			3,996			3,241

Repayment of non-revolving credit facilities (Cdn$) [1]			–			(758)

Repayment of non-revolving credit facilities (US$)	(2,547)	1.383	(3,523)	(2,125)	1.351	(2,870)

Total repayment of non-revolving credit facilities			(3,523)			(3,628)

Net proceeds received from (repayment of) non-revolving credit facilities			473			(387)

Net proceeds received from (repayment of) short-term borrowings			1,138			(1,439)

[1]

Borrowings under our non-revolving facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

We participate in a receivables securitization program with a group of Canadian financial institutions that allows us to sell certain receivables into the program. The maximum potential proceeds under the receivables securitization program is $2.4 billion. The terms of our receivables securitization program are committed until its expiry, which we extended in June 2024 to an expiration date of June 28, 2027. The buyers’ interests in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral. The buyers of our trade receivables have no claim on any of our other assets.

In April 2023, we repaid the outstanding $200 million of borrowings under Shaw’s legacy accounts receivable securitization program, subsequent to which the program was terminated. This repayment is included in “repayment of receivables securitization” above.

We have a US CP program that allows us to issue up to a maximum aggregate principal amount of US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. The obligations of RCI under the US CP program are unsecured and guaranteed by RCCI, and rank equally in right of payment with all our senior notes and debentures. See “Financial Condition” for more information.

Concurrent with our US CP issuances and non-revolving credit facility borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See “Financial Risk Management” for more information.

In November 2023, we entered into three non-revolving credit facilities with an aggregate limit of $2 billion. In December 2023, we terminated two of these credit facilities and reduced the amount available from $2 billion to $500 million. Drawings on this facility were recognized as short-term borrowings on our Consolidated Statements of Financial Position. Borrowings under this facility were unsecured, guaranteed by RCCI, and ranked equally in right of payment with all of our other credit facilities and senior notes and debentures. In March 2024, we borrowed US$185 million under this facility maturing in March 2025. In April 2024, we borrowed an additional US$184 million under the facility, resulting in it being fully drawn.

2024 ANNUAL REPORT ROGERS COMMUNICATIONS INC.  |   56

MANAGEMENT’S DISCUSSION AND ANALYSIS

Long-term debt

Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2024 and 2023.

	Year ended December 31, 2024			Year ended December 31, 2023

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (Cdn$)			64			–

Credit facility borrowings (US$)	–	–	–	220	1.368	301

Credit facility repayments (US$)	–	–	–	(220)	1.336	(294)

Net borrowings under credit facilities			64			7

Term loan facility net borrowings (US$) [1]	8	n/m	18	4,506	1.350	6,082

Term loan facility net repayments (US$)	(2,553)	1.352	(3,452)	(1,265)	1.340	(1,695)

Net repayments under term loan facility			(3,434)			4,387

Senior note issuances (Cdn$)			–			3,000

Senior note issuances (US$)	2,500	1.347	3,367	–	–	–

Total senior note issuances			3,367			3,000

Senior note repayments (Cdn$)			(1,100)			(500)

Senior note repayments (US$)	–	–	–	(1,350)	1.373	(1,854)

Total senior note repayments			(1,100)			(2,354)

Net issuance of senior notes			2,267			646

Net (repayment) issuance of long-term debt			(1,103)			5,040

[1]

Borrowings under our term loan facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

	Years ended December 31

(In millions of dollars)	2024	2023

Long-term debt, beginning of year	40,855	31,733

Net (repayment) issuance of long-term debt	(1,103)	5,040

Long-term debt assumed through the Shaw Transaction	–	4,526

Increase in government grant liability related to Canada Infrastructure Bank facility	(39)	–

Loss (gain) on foreign exchange	2,094	(549)

Deferred transaction costs incurred	(52)	(31)

Amortization of deferred transaction costs	141	136

Long-term debt, end of year	41,896	40,855

In April 2024, we amended our revolving credit facility to extend the maturity date of the $3 billion tranche to April 2029, from January 2028, and the $1 billion tranche to April 2027, from January 2026.

In April 2023, we drew the maximum $6 billion on the term loan facility upon closing the Shaw Transaction (see note 3), consisting of $2 billion from each of the three tranches. The three tranches mature on April 3, 2026, 2027, and 2028, respectively. During the year ended December 31, 2023, we repaid $1.6 billion of the tranche maturing on April 3, 2027. In February 2024, we used the proceeds from the issuance of US$2.5 billion of senior notes (see “Issuance of senior notes and related debt derivatives” below) to repay an additional $3.4 billion of the facility such that $1 billion remains outstanding under the April 2026 tranche.

In April 2023, we also assumed $4.55 billion principal amount of Shaw’s senior notes upon closing the Shaw Transaction, of which $500 million was subsequently repaid at maturity in November 2023 and $500 million was repaid at maturity in January 2024.

We have an $815 million senior unsecured non-revolving credit facility with a fixed 1% interest rate with Canada Infrastructure Bank. The credit facility can only be drawn upon to finance broadband service expansion projects to underserved communities under the Universal Broadband Fund. In 2023, we amended the terms of the facility to, among other things, increase the limit from $665 million. As at December 31, 2024, we had drawn $64 million on the credit facility and have recognized a government grant liability of $39 million related to this loan reflecting the below-market interest rate.

57   |  ROGERS COMMUNICATIONS INC. 2024 ANNUAL REPORT

Issuance of senior notes and related debt derivatives

Below is a summary of the senior notes we issued in 2024 and 2023.

(In millions of dollars, except interest rates and discounts)				Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued	Principal amount	Due date	Interest rate

2024 issuances

February 9, 2024	US 1,250	2029	5.000%	99.714%	1,684	20

February 9, 2024	US 1,250	2034	5.300%	99.119%	1,683	30

2023 issuances

September 21, 2023	500	2026	5.650%	99.853%	500	3

September 21, 2023	1,000	2028	5.700%	99.871%	1,000	8

September 21, 2023	500	2030	5.800%	99.932%	500	4

September 21, 2023	1,000	2033	5.900%	99.441%	1,000	12

[1]	Gross proceeds before transaction costs, discounts, and premiums.
[2]

Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Concurrent with the US dollar-denominated issuances, we entered into debt derivatives to convert all interest and principal payment obligations on the senior notes to Canadian dollars at a fixed interest rate. See “Financial Risk Management” for more information.

The issued senior notes are unsecured and guaranteed by RCCI, ranking equally with all of our other unsecured senior notes and debentures, bank credit facilities, and letter of credit facilities and ranking ahead of our subordinated notes.

2025

In February 2025, we issued three tranches of subordinated notes, consisting of:

•	US$1.1 billion due 2055 with an initial coupon of 7.00% for the first five years;
•	US$1 billion due 2055 with an initial coupon of 7.125% for the first ten years; and
•	$1 billion due 2055 with an initial coupon of 5.625% for the first five years.

Concurrent with these US dollar-denominated issuances, we entered into debt derivative to convert all interest and principal payment obligations to Canadian dollars. We received net proceeds of $4.0 billion from the issuances. We intend to use the proceeds to repay maturing senior notes and to partially fund the MLSE Transaction.

The US$1.1 billion and the Cdn$1 billion notes can be redeemed at par on their five-year anniversary or on any subsequent interest payment date. The US$1 billion notes can be redeemed at par on their ten-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities.

We understand that S&P Global Ratings Services (S&P), Moody’s Investors Service (Moody’s), Fitch Ratings (Fitch), and DBRS Morningstar will only include 50% of the outstanding principal amount of these subordinated notes in their debt leverage ratio calculation at least until the earliest “at-par” redemption date of each note.

2024

In February 2024, we issued senior notes with an aggregate principal amount of US$2.5 billion, consisting of US$1.25 billion of 5.00% senior notes due 2029 and US$1.25 billion of 5.30% senior notes due 2034. Concurrent with the issuance, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$2.46 billion ($3.32 billion).

2023

In September 2023, we issued senior notes with an aggregate principal amount of $3 billion. As a result, we received net proceeds of $2.98 billion which we used for the repayment of outstanding debt.

Repayment of senior notes and related derivative settlements

2024

In 2024, we repaid the entire outstanding principal of our $500 million 4.35% and $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes.

2023

In 2023, we repaid the entire outstanding principal of our $500 million 3.80% senior notes, which were assumed in the Shaw Transaction, at maturity. There were no derivatives associated with these senior notes. In addition, we repaid the entire outstanding principal of our US$850 million 4.10% senior notes and our US$500 million 3.00% senior notes, including the associated debt derivatives, at maturity. As a result, we repaid $2,188 million, net of $522 million received on settlement of the associated debt derivatives.

Dividends

In 2024, we declared and paid dividends on each of RCI’s outstanding Class A Shares and Class B Non-Voting Shares. We paid $739 million in cash dividends and issued $325 million in Class B Non-Voting Shares to settle the declared dividends. See “Dividends and Share Information” for more information.

2024 ANNUAL REPORT ROGERS COMMUNICATIONS INC.  |   58

MANAGEMENT’S DISCUSSION AND ANALYSIS

Shelf prospectuses

On July 26, 2023 we filed a registration statement with the U.S. Securities and Exchange Commission that registers under the U.S Securities Act the public offering of up to US$8 billion of debt securities and preferred shares from time to time. We have issued US$2.5 billion aggregate principal amount of senior debt securities and, as of February 2025, an additional US$2.1 billion aggregate principal amount of subordinated debt securities, under this shelf registration statement, which expires in August 2025.

On March 25, 2024, we filed a shelf prospectus that qualifies the public offering of debt securities and preferred shares in each of the provinces of Canada. This Canadian shelf prospectus expires in April 2026. We have not issued any securities under this Canadian shelf prospectus to date.

FREE CASH FLOW

(In millions of dollars)	Years ended December 31
	2024	2023	% Chg

Adjusted EBITDA	9,617	8,581	12

Deduct (add):

Capital expenditures [1]	4,041	3,934	3

Interest on borrowings, net of capitalized interest	1,986	1,794	11
Cash income taxes [2]	545	439	24

Free cash flow	3,045	2,414	26

[1]

Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

[2]	Cash income taxes are net of refunds received.

The 26% increase in free cash flow this year was primarily a result of higher adjusted EBITDA, partially offset by higher interest on borrowings.

FINANCIAL CONDITION

AVAILABLE LIQUIDITY

Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letters of credit facilities, and short-term borrowings.

As at December 31, 2024 (In millions of dollars)	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
Cash and cash equivalents	898	–	–	–	898
Bank credit facilities [2]:
Revolving	4,000	–	10	455	3,535
Non-revolving	500	500	–	–	–
Outstanding letters of credit	3	–	3	–	–
Receivables securitization [2]	2,400	2,000	–	–	400

Total	7,801	2,500	13	455	4,833

[1]	The US CP program amounts are gross of the discount on issuance.
[2]

The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2023 (In millions of dollars)	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
Cash and cash equivalents	800	–	–	–	800
Bank credit facilities [2]:
Revolving	4,000	–	10	151	3,839
Non-revolving	500	–	–	–	500
Outstanding letters of credit	243	–	243	–	–
Receivables securitization [2]	2,400	1,600	–	–	800

Total	7,943	1,600	253	151	5,939

[1]	The US CP program amounts are gross of the discount on issuance.
[2]

The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

Our $815 million Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

Weighted average cost of borrowings

Our borrowings had a weighted average cost of 4.61% as at December 31, 2024 (2023 – 4.85%) and a weighted average term to maturity of 9.8 years (2023 – 10.4 years). These figures reflect the repayment of our subordinated notes on the five-year anniversary.

59   |  ROGERS COMMUNICATIONS INC. 2024 ANNUAL REPORT

COVENANTS

The provisions of our $4.0 billion revolving bank credit facility described in “Sources and Uses of Cash” impose certain restrictions on our operations and activities, the most significant of which are leverage-related maintenance tests. As at December 31,

2024 and 2023, we were in compliance with all financial covenants and financial ratios in our debt agreements. Throughout 2024, these covenants did not impose restrictions of any material consequence on our operations.

CREDIT RATINGS

Credit ratings provide an independent measure of credit quality of an issue of securities and can affect our ability to obtain short-term and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

We have engaged each of S&P, Moody’s, Fitch, and DBRS Morningstar to rate certain of our public debt issues. Below is a summary of the credit ratings on RCI’s outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at December 31, 2024.

Issuance	S&P Global Ratings Services	Moody’s	Fitch	DBRS Morningstar

Corporate credit issuer default rating	BBB- (stable)	Baa3 (stable)	BBB- (stable)	BBB (low) (stable)

Senior unsecured debt	BBB- (stable)	Baa3 (stable)	BBB- (stable)	BBB (low) (stable)

Subordinated debt	BB (stable)	Ba2 (stable)	BB (stable)	N/A [1]

US commercial paper	A-3	P-3	N/A [1]	N/A [1]

[1]	As at December 31, 2024, we have not sought a rating from Fitch or DBRS Morningstar for our short-term obligations or from DBRS Morningstar for our subordinated debt.

In February 2024, S&P improved their outlook for our corporate credit issuer default rating and our senior unsecured debt rating to stable from negative. At the same time, S&P also improved their outlook for our subordinated debt rating to stable from negative.

In connection with our February 2025 subordinated note issuance, we sought a rating from DBRS Morningstar on those subordinated notes, which were rated BB (stable). DBRS Morningstar has not provided a rating for the subordinated notes we issued in 2021 or 2022. The subordinated notes issued in February 2025 were rated Ba1 by Moody’s. Moody’s credit ratings for our previously issued subordinated notes did not change.

Ratings for long-term debt instruments across the universe of composite rates range from AAA (S&P, Fitch, and DBRS Morningstar) or Aaa (Moody’s), representing the highest quality of securities rated, to D (S&P and DBRS Morningstar), Substantial Risk (Fitch), and C (Moody’s) for the lowest quality of securities rated.

Investment-grade credit ratings are generally considered to range from BBB- (S&P and Fitch), BBB (DBRS Morningstar), or Baa3 (Moody’s) to AAA (S&P, Fitch, and DBRS Morningstar) or Aaa (Moody’s).

Ratings for short-term debt instruments across the universe of composite rates ranges from A-1+ (S&P) or P-1 (Moody’s), representing the highest quality of securities rated, to C (S&P), and not prime (Moody’s) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to be ratings of at least A-3 (S&P), or P-3 (Moody’s) quality or higher.

Credit ratings are not recommendations to purchase, hold, or sell securities, nor are they a comment on market price or investor suitability. There is no assurance that a rating will remain in effect for a given period, or that a rating will not be revised or withdrawn entirely by a rating agency if it believes circumstances warrant it. The ratings on our senior debt provided by S&P, Fitch, Moody’s, and DBRS Morningstar are investment-grade ratings.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

ADJUSTED NET DEBT AND DEBT LEVERAGE RATIOS

We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, lease liabilities, net of cash and cash equivalents or bank advances, and restricted cash and cash equivalents.

	As at December 31	As at December 31
(In millions of dollars, except ratios)	2024	2023

Current portion of long-term debt	3,696	1,100
Long-term debt	38,200	39,755
Deferred transaction costs and discounts	951	1,040
	42,847	41,895
Add (deduct):
Adjustment of US dollar-denominated debt to hedged rate	(2,855)	(808)
Subordinated notes adjustment [1]	(1,540)	(1,496)
Short-term borrowings	2,959	1,750
Deferred government grant liability	39	–
Current portion of lease liabilities	587	504
Lease liabilities	2,191	2,089
Cash and cash equivalents	(898)	(800)

Adjusted net debt [2]	43,330	43,134
Divided by: trailing 12-month adjusted EBITDA	9,617	8,581

Debt leverage ratio	4.5	5.0

Divided by: pro forma trailing 12-month adjusted EBITDA [4]	n/a	9,095

Pro forma debt leverage ratio	n/a	4.7

[1]

For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.

[2]

Adjusted net debt is a capital management measure. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See “Non-GAAP and Other Financial Measures” for more information about these measures.

Trailing 12-month adjusted EBITDA as at December 31, 2023 reflects the combined results of Rogers including Shaw for the period since the Shaw Transaction closed in April 2023 to December 2023 and standalone Rogers results prior to April 2023. To illustrate the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the trailing 12-month period, we have also disclosed a pro forma trailing 12-month adjusted EBITDA and pro forma debt leverage ratio. Pro forma trailing 12-month adjusted EBITDA incorporates an amount representing the results of Shaw’s adjusted EBITDA, adjusted to conform to Rogers’ accounting policies, for the three months beginning January 1, 2023.

These pro forma metrics are presented for illustrative purposes only and do not purport to reflect what the combined company’s actual operating results or financial condition would have been had the Shaw Transaction occurred on the date indicated, nor do they purport to project our future financial position or operating results and should not be taken as representative of our future financial position or consolidated operating results.

As a result of the significant debt we issued to finance the Shaw Transaction, and as planned when the Shaw Transaction was first announced, our debt leverage ratio increased. As at December 31, 2024 our debt leverage ratio was 4.5 (2023 – 5.0, or 4.7 on an as adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and Shaw as if the Shaw Transaction had closed on January 1, 2023). In order to meet our stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of closing the Shaw Transaction, we intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales and monetizations, equity financing, and debt repayment, as applicable.

See “Overview of Financial Position” for more information.

PENSION OBLIGATIONS

Our defined benefit pension plans were in a net asset position of approximately $175 million as at December 31, 2024 (2023 – net asset position of $76 million). During 2024, our net deferred pension asset increased by $99 million primarily as a result of changes in certain financial assumptions underlying the value of the defined benefit obligation.

We made a total of $5 million (2023 – $19 million) of contributions to our funded defined benefit pension plans this year. We expect our total estimated funding requirements for our funded defined benefit pension plans to be nil in 2025 and to be adjusted annually thereafter based on various market factors, such as interest rates, expected returns, and staffing assumptions.

Changes in factors such as the discount rate, participation rates, increases in compensation, and the expected return on plan assets can affect the accrued benefit obligation, pension expense, and the deficiency of plan assets over accrued obligations in the future. See “Accounting Policies” for more information.

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Pension plans purchase of annuities

In July 2024 and July 2023, our defined benefit pension plans purchased approximately $147 million and $737 million, respectively, of annuities from insurance companies for substantially all the retired members in the plans at those times. The aggregate premiums for the annuities were funded by selling a corresponding amount of existing assets from the plans. The purchase of the annuities relieves us of primary responsibility for, and eliminates risk associated with, the accrued benefit obligation for the retired members. The annuity purchases required a remeasurement of the pension plan assets and liabilities at the date of purchase. There was no significant impact to net income related to the annuity purchases.

FINANCIAL RISK MANAGEMENT

We use derivative instruments to manage risks related to our business activities, summarized as follows:

Derivative	The risk they manage	Types of derivative instruments

Debt derivatives

Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior and subordinated notes and debentures, credit facility borrowings, commercial paper borrowings, and certain lease liabilities

Cross-currency interest rate exchange agreements Forward cross-currency interest rate exchange agreements Forward foreign exchange agreements

Expenditure derivatives	Impact of fluctuations in foreign exchange rates on forecast US dollar-denominated expenditures	Forward foreign exchange agreements and foreign exchange option agreements

Equity derivatives	Impact of fluctuations in share price of our Class B Non-Voting Shares on stock-based compensation expense	Total return swap agreements

Virtual power purchase agreement	Impact of fluctuations in market rates for electricity	Virtual power purchase agreement

We also manage our exposure to fixed and fluctuating interest rates and we have fixed the interest rate on 90.8% (2023 - 85.6%) of our debt, including short-term borrowings, as at December 31, 2024.

DEBT DERIVATIVES

We use cross-currency interest rate agreements and forward foreign exchange agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Issuance of debt derivatives related to senior notes

Below is a summary of the debt derivatives we entered into related to senior notes during the twelve months ended December 31, 2024. We did not enter into any debt derivatives related to senior notes issued during 2023.

(In millions of dollars, except for coupon and interest rates)		US$		Hedging effect

Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2024 issuances
February 9, 2024	1,250	2029	5.000%	4.735%	1,684
February 9, 2024	1,250	2034	5.300%	5.107%	1,683

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

Settlement of debt derivatives related to senior notes

In October 2023, we repaid the entire outstanding principal amount of our US$850 million 4.10% senior notes and the associated debt derivatives at maturity, resulting in $288 million received on settlement of the associated debt derivatives.

In March 2023, we repaid the entire outstanding principal amount of our US$500 million 3.00% senior notes and the associated debt derivatives at maturity, resulting in $174 million received on settlement of the associated debt derivatives.

In March 2023, we settled the derivatives associated with our US$1 billion senior notes due 2025, which were not designated as hedges for accounting purposes. We subsequently entered into new derivatives associated with our US$1 billion senior notes due 2025; these derivatives are designated as hedges for accounting purposes. We received net $60 million relating to these transactions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

As at December 31, 2024, we had US$17,250 million of US dollar-denominated senior notes, debentures, and subordinated notes, all of which were hedged using debt derivatives.

	As at December 31
(In millions of dollars, except exchange rates, percentages, and years)	2024		2023
US dollar-denominated long-term debt [1]	US$	17,250	US$	14,750
Hedged with debt derivatives	US$	17,250	US$	14,750
Hedged exchange rate		1.2721		1.2594
Percent hedged		100.0%		100.0%
Amount of borrowings at fixed rates [2]
Total borrowings		$42,963		$42,813
Total borrowings at fixed rates		$39,008		$36,677
Percent of borrowings at fixed rates		90.8%		85.7%
Weighted average interest rate on borrowings		4.61%		4.85%
Weighted average term to maturity		9.8 years		10.4 years

[1]	US dollar-denominated long-term debt reflects the hedged exchange rate and the hedged interest rate.
[2]

Borrowings include long-term debt, including the impact of debt derivatives, and short-term borrowings associated with our US CP program, receivables securitization program, and non-revolving credit facilities.

Debt derivatives related to credit facilities and US CP

During the year, we entered into debt derivatives related to our credit facility and US CP borrowings as a result of a favourable interest rate spread obtained from borrowing funds in US dollars. We used these derivatives to offset the foreign exchange and interest rate risk on our US dollar-denominated credit facility and commercial paper borrowings.

Below is a summary of the debt derivatives we entered and settled related to our credit facility borrowings and US CP program during 2024 and 2023.

	Year ended December 31, 2024			Year ended December 31, 2023

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facilities
Debt derivatives entered	14,943	1.366	20,407	38,205	1.348	51,517
Debt derivatives settled	17,136	1.364	23,368	34,964	1.348	47,126
Net cash received (paid) on settlement			87			(10)

US commercial paper program
Debt derivatives entered	2,008	1.374	2,758	1,803	1.357	2,447
Debt derivatives settled	1,807	1.371	2,478	1,848	1.345	2,486
Net cash received (paid) on settlement			13			(20)

Lease liabilities

Below is a summary of the debt derivatives we entered and settled related to our outstanding lease liabilities during 2024 and 2023.

	Year ended December 31, 2024			Year ended December 31, 2023

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	271	1.369	371	274	1.336	366

Debt derivatives settled	214	1.322	283	142	1.310	186

As at December 31, 2024, we had US$416 million notional amount of debt derivatives outstanding related to our outstanding lease liabilities (2023 – US$357 million) with terms to maturity ranging from January 2025 to December 2027 (2023 – January 2024 to December 2026), at an average rate of $1.349/US$ (2023 – $1.329/US$).

63   |  ROGERS COMMUNICATIONS INC. 2024 ANNUAL REPORT

EXPENDITURE DERIVATIVES

We use foreign currency derivative contracts (expenditure derivatives) to hedge the foreign exchange risk on the notional amount of certain forecast US dollar-denominated expenditures. Below is a summary of the expenditure derivatives we entered and settled to manage foreign exchange risk related to certain forecast expenditures.

	Year ended December 31, 2024			Year ended December 31, 2023

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	1,140	1.340	1,528	1,650	1.325	2,187

Expenditure derivatives acquired	–	–	–	212	1.330	282

Expenditure derivatives settled	1,200	1.325	1,590	1,172	1.262	1,479

The expenditure derivatives noted above have been designated as hedges for accounting purposes.

As at December 31, 2024, we had US$1,590 million of expenditure derivatives outstanding (2023 – US$1,650 million), at an average rate of $1.336/US$ (2023 – $1.325/US$), with terms to maturity ranging from January 2025 to December 2026 (2023 – January 2024 to December 2025).

EQUITY DERIVATIVES

We use total return swap agreements (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. As at December 31, 2024, we had equity derivatives for 6.0 million (2023 – 6.0 million) Class B Non-Voting Shares with a weighted average price of $53.27 (2023 – $54.02). These derivatives have not been designated as hedges for accounting purposes. We record changes in their fair value as a stock-based compensation expense, or offset thereto, which serves to offset a substantial portion of the impact of changes in the market price of Class B Non-Voting

Shares on the accrued value of the stock-based compensation liability for our stock-based compensation programs.

In April 2024, we executed extension agreements for our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2025 (from April 2024) and the weighted average cost was adjusted to $53.27 per share.

In June 2023, we entered into 0.5 million equity derivatives with a weighted average price of $58.14 as a result of the issuance of additional performance restricted share units in 2023.

CASH SETTLEMENTS ON DEBT DERIVATIVES AND FORWARD CONTRACTS

Below is a summary of the net proceeds (payments) on settlement of debt derivatives and forward contracts during the years ended December 31, 2024 and 2023.

	Year ended December 31, 2024			Year ended December 31, 2023

(In millions of dollars, except exchange rates)	US$ settlements	Exchange rate	Cdn$ settlements	US$ settlements	Exchange rate	Cdn$ settlements

Credit facilities			87			(10)

US commercial paper program			13			(20)

Senior and subordinated notes			–			522

Lease liabilities			7			–

Net proceeds on settlement of debt derivatives and forward contracts			107			492

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MANAGEMENT’S DISCUSSION AND ANALYSIS

MARK-TO-MARKET VALUE

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2024
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	11,116	1.2510	13,906	1,194
As liabilities	6,550	1.3127	8,598	(842)
Debt derivatives not accounted for as hedges:
As assets	666	1.4282	951	7
As liabilities	696	1.4421	1,004	(2)
Net mark-to-market debt derivative asset				357
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,590	1.3362	2,125	132
Net mark-to-market expenditure derivative asset				132
Equity derivatives not accounted for as hedges:
As liabilities	–	–	320	(54)
Net mark-to-market equity derivative liability				(54)
Virtual power purchase agreement not accounted for as hedges:
As liabilities	–	–	–	(10)
Net mark-to-market virtual power purchase agreement
Net mark-to-market asset				425

	As at December 31, 2023
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	4,557	1.1583	5,278	599
As liabilities	10,550	1.3055	13,773	(1,069)
Debt derivatives not accounted for as hedges:
As liabilities	3,354	1.3526	4,537	(101)
Net mark-to-market debt derivative liability				(571)
Expenditure derivatives accounted for as cash flow hedges:
As assets	600	1.3147	789	4
As liabilities	1,050	1.3315	1,398	(19)
Net mark-to-market expenditure derivative liability				(15)
Equity derivatives not accounted for as hedges:
As assets	–	–	324	48
Net mark-to-market equity derivative asset				48
Net mark-to-market liability				(538)

DIVIDENDS AND SHARE INFORMATION

DIVIDENDS

Below is a summary of the dividends that have been declared and paid on RCI’s outstanding Class A Shares and Class B Non-Voting Shares.

				Dividends paid (in millions of dollars)			Number of Class B Non-Voting Shares issued (in thousands) [1]
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total

January 31, 2024	March 11, 2024	April 3, 2024	0.50	183	83	266	1,552

April 23, 2024	June 10, 2024	July 5, 2024	0.50	185	81	266	1,651

July 23, 2024	September 9, 2024	October 3, 2024	0.50	181	86	267	1,633

October 23, 2024	December 9, 2024	January 3, 2025	0.50	185	84	269	1,943

February 1, 2023	March 10, 2023	April 3, 2023	0.50	252	–	252	–

April 25, 2023	June 9, 2023	July 5, 2023	0.50	264	–	264	–

July 25, 2023	September 8, 2023	October 3, 2023	0.50	191	74	265	1,454
November 8, 2023	December 8, 2023	January 2, 2024	0.50	190	75	265	1,244

[1]	Class B Non-Voting Shares are issued as partial settlement of our quarterly dividend payable on the payment date under the terms of our dividend reinvestment plan (DRIP).

65   |  ROGERS COMMUNICATIONS INC. 2024 ANNUAL REPORT

On January 29, 2025, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 2, 2025, to shareholders of record on March 10, 2025.

We currently expect that the remaining record and payment dates for the 2025 declaration of dividends will be as follows, subject to the declaration by the Board each quarter at its sole discretion.

Declaration date	Record date	Payment date

April 22, 2025	June 9, 2025	July 3, 2025

July 22, 2025	September 8, 2025	October 3, 2025

October 22, 2025	December 8, 2025	January 2, 2026

OUTSTANDING COMMON SHARES

	As at December 31
	2024	2023

Common shares outstanding [1]
Class A Voting	111,152,011	111,152,011
Class B Non-Voting	424,949,191	418,868,891

Total common shares	536,101,202	530,020,902
Options to purchase Class B Non-Voting Shares
Outstanding options	9,707,847	10,593,645
Outstanding options exercisable	6,135,190	4,749,678

[1]

Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

As at February 28, 2025, 111,152,011 Class A Shares, 426,892,268 Class B Non-Voting Shares, and 9,592,909 options to purchase Class B Non-Voting Shares were outstanding.

On April 3, 2023, we issued 23.6 million Class B Non-Voting Shares as partial consideration for the Shaw Transaction.

We use the weighted average number of shares outstanding to calculate earnings per share and adjusted earnings per share.

	Years ended December 31

(Number of shares in millions)	2024	2023
Basic weighted average number of shares outstanding	534	523
Diluted weighted average number of shares outstanding	535	524

PREFERRED SHARES

In relation to our issuances of subordinated notes in prior years, the Board approved the creation of new Series I and Series II preferred shares, respectively. Series I has been authorized for up to 3.3 million preferred shares and Series II has been authorized for up to 1.4 million preferred shares. Both series have no voting rights, par values of $1,000 per share, and will be issued automatically upon the occurrence of certain events involving a bankruptcy or insolvency of RCI to holders of the respective subordinated notes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

CONTRACTUAL OBLIGATIONS

Below is a summary of our obligations under firm contractual arrangements as at December 31, 2024. See notes 4, 19, and 30 to our 2024 Audited Consolidated Financial Statements for more information. In addition to the below, our share of commitments relating to associates and joint ventures is $432 million. We also have a commitment to acquire Bell’s indirect 37.5% ownership stake in MLSE for a purchase price of $4.7 billion subject to certain adjustments (see “MLSE Transaction”).

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Short-term borrowings	2,959	–	–	–	2,959
Accounts payable and accrued liabilities	4,059	–	–	–	4,059
Long-term debt [1,2]	3,696	8,970	5,799	24,421	42,886
Net interest payments	1,925	3,303	2,528	13,480	21,236
Lease liabilities	587	1,084	406	1,469	3,546
Debt derivative instruments [3]	(191)	(392)	(115)	(2,222)	(2,920)
Expenditure derivative instruments [3]	(122)	(42)	–	–	(164)
Player contracts [4]	190	206	109	–	505
Purchase obligations [5]	635	781	494	924	2,834
Property, plant and equipment	220	194	96	101	611
Program rights [6]	856	921	586	1,082	3,445
Other long-term financial liabilities	1	2	42	4	49
Total	14,815	15,027	9,945	39,259	79,046

[1]	Principal obligations of long-term debt (including current portion) due at maturity.
[2]	Reflects repayment of the subordinated notes issued in December 2021 and February 2022 on the five-year anniversary.
[3]	Net (receipts) disbursements due at maturity. US dollar amounts have been translated into Canadian dollars at the year-end exchange rate.
[4]	Toronto Blue Jays players’ salary contracts into which we have entered and are contractually obligated to pay.
[5]	Contractual obligations under service, product, and wireless device contracts to which we have committed.
[6]	Agreements into which we have entered to acquire broadcasting rights for periods in excess of one year at contract inception.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services, and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. See note 29 to our 2024 Audited Consolidated Financial Statements.

67   |  ROGERS COMMUNICATIONS INC. 2024 ANNUAL REPORT

Governance at Rogers

Rogers is a family-founded, family-controlled company and we take pride in our proactive and disciplined approach to ensuring that our governance structure and practices instill confidence in our shareholders.

Voting control of RCI is held by the Rogers Control Trust (the Trust), the beneficiaries of which are members of the Rogers family. The Trust holds voting control of RCI for the benefit of successive generations of the Rogers family via the Trust’s ownership of 98% of the outstanding Class A Shares of RCI (2023 – 98%). Members of the Rogers family are substantial stakeholders and owned approximately 27% of our equity as at December 31, 2024 (2023 – 28%) through their ownership of a combined total of 147 million (2023 – 147 million) Class A Shares and Class B Non-Voting Shares. As a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to shareholders, whether through a shareholder meeting or a written consent resolution.

The Board is currently made up of 14 directors who bring a rich mix of experience as business leaders in North America. Each of our directors is firmly committed to effective governance, strong oversight, and the ongoing creation of shareholder value. The Board as a whole is committed to sound corporate governance and continually reviews its governance practices and benchmarks them against acknowledged leaders and evolving legislation. The Board believes that Rogers’ governance system is effective and that there are appropriate structures and procedures in place.

GOVERNANCE BEST PRACTICES

We have adopted many best practices for effective governance, including:

•	separating the CEO and Executive Chair roles;
•	appointing an independent lead director;
•	adopting formal corporate governance policies and charters;
•	adopting a code of business conduct and whistleblower hotline;
•	establishing director share ownership requirements;
•	conducting Board and committee in camera discussions;
•	performing annual reviews of Board and Committee performance;
•	conducting Audit and Risk Committee meetings with internal and external auditors;
•	creating an orientation program for new directors;
•	conducting regular Board and committee education sessions;
•	empowering committees to retain independent advisors; and
•	establishing director material relationship standards.

The Board currently consists of 10 independent directors and 4 non-independent directors.

We comply with all relevant corporate governance guidelines and standards as a Canadian public company listed on the TSX and as a foreign private issuer listed on the NYSE in the US.

BOARD OVERSIGHT

The Board delegates certain responsibilities to its eight standing committees to ensure proper oversight and accountability. The below outlines the responsibilities of the eight committees:

•

Audit and Risk Committee – reviews our accounting policies and practices, the integrity of our financial reporting processes and procedures, and the financial statements and other relevant disclosure for release to shareholders and the public. It assists the Board in its oversight of our compliance with legal and regulatory requirements for financial reporting, assesses our accounting and financial control systems, and evaluates the qualifications, independence, and work of our internal and external auditors. It also reviews risk management policies and associated processes used to manage major risk exposures, including relating to cybersecurity.

•

Corporate Governance Committee – assists the Board to ensure it has appropriate systems and procedures for carrying out its responsibilities. This committee develops governance policies and practices, recommends them to the Board for approval, and leads the Board in its periodic review of Board and committee performance.

•

Nominating Committee – identifies prospective candidates to serve on the Board. Nominated directors can be elected by shareholders at a meeting, appointed by the Board, or appointed by written consent resolution. The committee also recommends nominees for each Board committee, including each committee chair.

•

Human Resources Committee – assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices. It is also responsible for recommending the compensation of senior management and monitoring senior executive succession planning.

•

ESG Committee – assists the Board in fulfilling its oversight responsibilities of relevant environmental sustainability, social responsibility, and governance policies, strategies, and programs and the actions we can take to be a responsible corporate citizen. Our CEO is responsible for sustainability and social impact from a management perspective and is supported by the Chief Corporate Affairs Officer and an Environmental, Social and Governance (ESG) Operating Group composed of senior leaders from across the organization to drive accountability around advancing efforts.

•	Executive Committee – approves the final terms of transactions previously approved by the Board and monitors the implementation of policy initiatives adopted by the Board.
•	Finance Committee – reviews our investment strategies, general debt, and equity structure and reports on them to the Board.
•	Pension Committee – oversees the administration of our retiree pension plans and reviews the investment performance and provisions of the plans.

Further information regarding our corporate governance practices is available on our Investor Relations website, including:

•	a complete statement of our corporate governance practices;
•	our codes of conduct and ethics;
•	charters for each of the Board’s standing committees;
•	director biographies; and
•	a summary of the differences between the NYSE corporate governance rules that apply to US-based companies and our governance practices as a foreign private issuer listed on the NYSE.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

[1]	Executive Chair of the Board
[2]	Lead Director

INCOME TAX AND OTHER GOVERNMENT PAYMENTS

We proactively manage our tax affairs to enhance our business decisions and optimize after-tax free cash flow available for investment in our business and shareholder returns. We have comprehensive policies and procedures to ensure we are compliant with all tax laws and reporting requirements, including filing and making all income and sales tax returns and payments on a timely basis. As part of this process, we pursue open and cooperative relationships with revenue authorities to minimize audit effort and reduce tax uncertainty. We also engage with government policy makers on taxation matters that affect Rogers and its shareholders, employees, customers, and other stakeholders.

INCOME TAX PAYMENTS

Our total income tax expense of $572 million in 2024 was slightly lower than the expense computed on our accounting income at the statutory rate of 26.2% as a result of non-taxable stock-based compensation and changes in prior year estimates. Cash income tax payments totaled $545 million in 2024. The primary reasons our cash income tax is lower than our income tax expense are the timing of installment payments and the significant capital investment we continue to make in our wireless and cable networks throughout Canada. Similar to tax systems throughout the world, Canadian tax laws permit investments in such productivity-enhancing assets to be deducted for tax purposes more quickly than they are depreciated for financial statement purposes.

OTHER GOVERNMENT PAYMENTS

In addition to paying income tax on the profits we earn, we contribute significantly to Canadians by paying taxes and fees to, or mandated by, federal, provincial, and municipal governments, including:

•	various taxes on the salaries and wages we pay (payroll taxes) to approximately 24,000 employees;
•	property and business taxes;
•	unrecoverable sales taxes and custom duties; and
•	broadcast, spectrum, and other regulatory fees.

As outlined in the table below, the total cost to Rogers of these payments in 2024 was $1,592 million.

	Years ended December 31
(In millions of dollars)	2024	2023
Income taxes paid	545	439
Add:
Unrecoverable sales taxes paid	11	11
Payroll taxes paid	179	187
Regulatory and spectrum fees paid [1]	786	723
Property and business taxes paid	71	72
Taxes paid and other government payments [2]	1,592	1,432

[1]

Includes an allocation of $442 million (2023 – $418 million) relating to the $3.3 billion, $24 million, $1.7 billion, $3.3 billion, and $475 million we paid for the acquisition of spectrum licences in 2014, 2015, 2019, 2021, and 2024, respectively.

[2]

Taxes paid and other government payments is a non-GAAP financial measure. This is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other companies. See “Non-GAAP and Other Financial Measures” for more information about this measure.

We also collected on behalf of the government $2,594 million in sales taxes on our products and services and $872 million in employee payroll taxes.

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Risk Management

We strive to continually strengthen our risk management capabilities to protect and enhance shareholder value. The purpose of risk management is not to eliminate risk but to optimize trade-offs between risk and return to maximize value to the organization. As such, we will knowingly take certain risks to generate earnings and encourage innovation that advance us as a customer-centric market leader. To maintain our reputation and trust, we will always work to ensure the impacts (financial, operational, strategic, regulatory, privacy, and cyber security) of our risk-taking activities are understood and are in line with our strategic objectives and company values.

RISK GOVERNANCE

The Board has overall responsibility for risk governance and oversees management in identifying the key risks we face in our business and implementing appropriate risk assessment processes to manage these risks. It delegates certain risk oversight and management duties to the Audit and Risk Committee.

The Audit and Risk Committee discusses risk policies with management and the Board and assists the Board in overseeing our compliance with legal and regulatory requirements.

The Audit and Risk Committee also reviews:

•

the adequacy of the internal controls that have been adopted to safeguard assets from loss and unauthorized use, to prevent, deter, and detect fraud, and to ensure the accuracy of the financial records;

•	the processes for identifying, assessing, and managing risks;
•

our exposure to major risks and trends and management’s implementation of risk policies and actions to monitor and control these exposures, including cybersecurity, privacy, technology, and environmental;

•	the implementation of new major systems and changes to existing major systems;
•	our business continuity and disaster recovery plans;
•	any special audit steps adopted due to material weaknesses or significant deficiencies that may be identified; and
•	other risk management matters from time to time as determined by the Audit and Risk Committee or directed by the Board.

ENTERPRISE RISK MANAGEMENT

Our Enterprise Risk Management (ERM) program uses the “3 Lines of Defence” framework to identify, assess, manage, monitor, and communicate risks. Our business units and departments, led by the Executive Leadership Team, are the first line of defence and are accountable for managing or accepting the risks. Together, they identify and assess key risks, define controls and action plans to minimize these risks, and enhance our ability to meet our business objectives.

ERM is the second line of defence. ERM helps management identify the key and emerging risks in meeting our corporate and business unit objectives in line with our risk appetite. At the business unit and department level, ERM works with management to provide governance and advice in managing the key risks and associated controls to mitigate these risks. Business Continuity is a function within ERM which also assists the business in mitigating key risks. Specifically, the Business Continuity function oversees incident management and planning to maintain customer service, operation of our network and businesses in the event of threats and natural disasters. Such threats include cyberattacks or equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics; pandemics; and political instability. Our ERM program also includes insurance coverage allowing us to transfer certain risks. Lastly, ERM works with Internal Audit to monitor the adequacy and effectiveness of controls to reduce risks to an acceptable level.

Annually, ERM carries out a corporate risk assessment. The assessment includes reviewing risk and audit reports and industry benchmarks and conducting an annual risk survey of all senior leaders. Based on the survey results, ERM, in consultation with senior management, identifies the key risks to achieving our corporate objectives. ERM reports the results of the annual corporate risk assessment to the Executive Leadership Team, the Audit and Risk Committee, and the Board and provides quarterly risk updates.

ERM also facilitates management’s completion of the financial statement fraud risk assessment which aims to ensure there is no potential fraud or misstatement in our financial statements and disclosures and to assess whether controls are adequately designed and operating effectively to mitigate financial statement fraud risk.

Internal Audit is the third line of defence. Internal Audit is an independent and objective assurance function that evaluates the design and operational effectiveness of internal controls and risk management processes supporting the mitigation of risks that may affect the achievement of our objectives.

The Executive Leadership Team and the Audit and Risk Committee are responsible for approving our enterprise risk policies. Our ERM methodology and policies rely on the expertise of our management and employees to identify risks and opportunities and implement risk mitigation strategies as required.

RISKS AND UNCERTAINTIES AFFECTING OUR BUSINESS

This section describes the principal risks and uncertainties that could have a material adverse effect on our business and financial results. Any discussion about risks should be read in conjunction with “About Forward-Looking Information”.

CYBERSECURITY

Our industry is vulnerable to cybersecurity attacks that are growing in both frequency and complexity. Cybersecurity attacks are perpetrated by a variety of groups and persons, including cybercriminals and state-sponsored threat actors. Some of these perpetrators reside in jurisdictions where law enforcement measures to address such attacks are ineffective or unavailable. Additionally, the introduction of 5G, cloud computing, increased digitization, and the use of emerging technologies such as generative artificial intelligence (gen AI) have resulted in an increase in cybersecurity risks and more complex cybersecurity attacks. Rogers, along with our third-party providers, employs systems and network infrastructure that are subject to cyberattacks,

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which may include theft of assets, unauthorized access to proprietary or sensitive information, destruction or corruption of data, ransomware attacks, or operational disruption. A significant cyberattack against our critical network infrastructure and supporting information systems (or those of our third-party providers) could result in service disruptions, litigation, loss of customers, incurring significant costs, or reputational damage.

We routinely work with third-party providers, including cloud service providers, whose products and services are used in our business operations. These third-party providers have experienced cybersecurity attacks in the past and, based on industry trends, we expect will continue to experience cybersecurity attacks that attempt to obtain unauthorized access to our sensitive information or create operational disruptions.

We continue to experience social engineering attacks targeting our team members, customers, and third-party providers. These attacks, often perpetrated by organized cybercriminal groups, involve persuading the targeted individuals to disclose sensitive information, plant malicious software, share their access credentials, or take other fraudulent actions that are then used to steal data or carry out unauthorized changes to our customers’ accounts.

We have an information and cybersecurity program that includes established cyber governance practices designed to reinforce the importance of remaining a secure, vigilant, and resilient organization. Our ongoing success depends on protecting our sensitive data and key service delivery systems, including personal information about our customers and personnel. We rely on security awareness training, policies, procedures, and IT systems to protect this information. Success also depends on our continuing to monitor through risk management programs, leveraging external threat intelligence and significant partnerships, internal monitoring, reviewing industry practices, and implementing controls as appropriate to maintain ongoing cyber resilience. We have established incident response plans and regularly conduct cybersecurity exercises to increase preparedness for cybersecurity breaches, intrusions, and attacks.

External threats to the network and our business are constantly changing and there is no assurance we will be able to protect the network from all future threats. The impact of such attacks may affect our customer service, key service delivery systems, or our financial results. We continue to invest in our cybersecurity program and conduct regular assessments to test our resiliency.

PRIVACY

In the evolving digital world, privacy and the ways in which organizations handle personal information are becoming increasing priorities for consumers. Ensuring appropriate governance over this data has become even more critical. As the move to digital transactions accelerated over the past several years, companies continued to gain greater amounts of data on customers and employees. The nature of the products and services we offer our customers means we are entrusted with a significant amount of personal information. This means ensuring appropriate safeguards and privacy protections are in place is a priority for us. We are the stewards of this data and this responsibility is of the utmost importance to us. If a privacy breach were to occur and personal information was made public, there could be a material adverse effect on our reputation and our business.

Our customers expect us to responsibly collect, use, and disclose personal information, while keeping it secure. Lawmakers and regulators recognize this consumer priority, resulting in expected changes to privacy laws and greater regulatory oversight, guidance, and expectations for businesses in how they treat the personal information under their custody and control.

Our customer privacy policy transparently discloses how we handle personal information. It is reviewed regularly and updated as laws or our handling of personal information changes. If there are changes to our privacy policy, we ensure our customers are notified in a timely manner.

TECHNOLOGY

New technologies

Our network plans assume the availability of new technology for both wireless and wireline networks, including 5G technology in the wireless industry and future DOCSIS enhancements and evolutions in the wireline industry. While we work with industry standards bodies and our vendors to ensure timely delivery of new technology, there are no assurances these technologies will be available as and when required. Delays in the availability of the new technologies may adversely impact our go-to-market plans for offering new products and services to our customers.

As new technologies become available, a substantial portion of our future revenue growth could come from new and advanced services, and we will need to continue to invest significant capital resources to develop our networks and implement in an agile framework to meet customer and business demands. It is possible, however, that there may not be sufficient consumer demand, or that we may not anticipate or satisfy demand for certain products and services or be able to offer or market these new products and services successfully to subscribers. If we do not attract subscribers to new products and services profitably or keep pace with changing consumer preferences, we could experience slower revenue growth and increased churn. This could have a material adverse effect on our business, results of operations, and financial condition.

Several technologies have affected the way our services are delivered, including:

•	broadband;
•	IP-based voice, data, and video delivery services;
•	increased use of optical fibre technologies to businesses and residences;
•	broadband wireless access and wireless services using a radio frequency spectrum to which we may have limited or no access; and
•	applications and services using cloud-based technology, independent of carrier or physical connectivity.

These technologies may also lead to significantly different cost structures for users and therefore affect the long-term viability of some of our current technologies. Some of these technologies have allowed competitors to enter our markets with similar products or services at lower costs. These competitors may also be larger and/or have greater access to financial resources. Additional competitors with advances in technology, such as high-speed Internet service from low Earth orbit satellite operators like Starlink, have entered the Canadian market and could have a material adverse impact on our results of operations.

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The continued emergence and growth of subscriber-based satellite and digital radio products could affect AM and FM radio audience listening habits and have a negative effect on the results of our radio stations. Certain audiences are also migrating away from traditional broadcast platforms to the Internet as more video and audio content streaming becomes available.

Reliance on technology

Our technologies, processes, and systems are operationally complex and increasingly interconnected. Further, our businesses depend on IT systems for day-to-day operations and critical elements of our network infrastructure and IT systems are concentrated in various physical facilities. If we are unable to operate our systems, make enhancements to accommodate customer growth and new products and services, or if our systems experience disruptions or failures, it could have an adverse effect on our ability to acquire new subscribers, service customers, manage churn, produce accurate and timely subscriber invoices, generate revenue growth, and manage operating expenses. This could have a material adverse impact on our business, results of operations, and financial condition.

Impact of failures on customer service

Customers have high expectations of reliable and consistent performance of our networks. Failure to maintain high service levels and to effectively manage network traffic could have an impact on the customer experience, potentially resulting in an increase in customer churn. Due to the increased demand and traffic on our networks, there could be capacity and congestion pressures. If our networks or key network or IT components fail, it could, in some circumstances, result in a loss of service for our customers for certain periods and have a material adverse effect on our business, results of operations, and financial condition.

We work to protect our networks and our services from the impact of natural disasters and major weather events such as ice storms, wind storms, forest fires, flooding, earthquakes, or landslides where it is necessary and feasible to do so. There are no assurances that a future event will not cause service outages and that such outages would not affect our results. Service disruptions or outages could also affect our operations if not quickly resolved, potentially causing a risk of billing delays or errors. If we fail to have appropriate response strategies and protocols in place to handle service outages in the face of these types of events, they could have an impact on our revenue and our customer experience. Recovering from these disasters could require significant resources and remediation costs, which are difficult to estimate.

Satellite

We currently utilize two satellites (Anik F3 and Anik G1) owned by Telesat to provide satellite TV services to customers. Anik F2, which we had previously used, was proactively removed from service for our direct-to-home customers on February 29, 2024, following Telesat’s public disclosure of anomalies with two of four station-keeping thrusters and the resulting service interruptions. Any future anomalies with, or failure of any remaining satellite could negatively affect customer service and our relationships with our customers and may have a material adverse effect on our reputation, operations, and/or financial results.

We do not maintain insurance coverage for the transponders on Anik F3 or Anik G1, including business interruption insurance, that would cover damage related to the loss of use of one or more of the transponders on the satellites.

The provision of Internet connectivity in rural areas by new entrants leveraging low Earth orbit satellite technology, or expanded broadband or wireless infrastructure from legacy providers, could also result in declining subscriber trends among Satellite customers.

COMPETITIVE INTENSITY

Competitive behaviour and market dynamics are continuously changing in our fast-paced industry. There is no assurance that our current or future competitors will not provide services that are superior to ours or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter markets in which we operate, or introduce competing services. The federal government also continues to promote competition and affordability, and is committed to universal high-speed Internet for every Canadian by 2030. Canadian regulators continue to consider whether the regulatory framework governing wholesale wireline and wireless access should be expanded. Any of these factors could increase churn or reduce our business market share or revenue.

Depending on various factors, including economic conditions and responses from our competitors or current and potential customers, we may need to change our pricing offers to attract new customers and retain existing subscribers. As wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenue, which could slow revenue growth.

Global technology giants continue to increase content spending in new markets, such as sports media, resulting in increased competition for our Media and Cable segments. This may result in an increase in churn as customers now have additional choices of supplementary sources of media content.

Competition is increasing for content programming rights from both traditional linear television broadcasters and online competitors. Online providers have moved towards self-made, self-hosted exclusive content, and are aggressively competing for rights such that traditional broadcasters may not gain access to desirable programming. Overall increased competition for content could increase costs of programming rights. As broadcasters and distributors sign longer-term agreements to secure programming rights, this could affect the availability of desirable programming rights and result in lower revenue due to a lack of access to these rights. Lower revenue in turn could adversely affect the operating results of our business if we are unable to recover programming investments through advertising revenue and subscription fee increases that reflect the market.

In addition, the CRTC Broadcasting Distribution Regulations do not allow cable operators to obtain exclusive contracts in buildings where it is technically feasible to install two or more transmission systems.

Continued deployments of fibre networks by competitors may lead to an increase in the reach, speed, and stability of their wireline services. This could result in an increase in churn in our Cable services.

Improvements in the quality of streaming video over the Internet, coupled with increasing availability of television shows and movies through OTT content providers, has resulted in competition for

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viewership and increased competition for Canadian cable television service providers. As a result, cord-cutting and cord-shaving has increased and continues to increase as consumers continue to withdraw from traditional cable services. If advances in technology are made to any alternative Canadian multi-channel broadcasting distribution system, our cable services may face increased competition. In addition, as the technology for wireless Internet continues to develop, it is, in some instances, replacing traditional wireline Internet.

REGULATORY RISKS

Changes in regulations or the regulatory framework under which we operate

Substantially all of our business activities are regulated by Innovation, Science and Economic Development Canada (ISED Canada) and/or the CRTC. Any regulatory changes or decisions could adversely affect our consolidated results and financial condition. The ongoing proceedings with the most significant potential impact on our business are various matters related to the regulatory framework governing wholesale wireline and wireless access (see “Regulation in our Industry” and “Litigation Risks”).

Regulatory changes or decisions made by regulators could adversely impact our results. This regulation relates to, among other things, licensing and related fees, competition, the television programming services we must distribute, wireless and wireline interconnection agreements, the rates we may charge to provide access to our networks by third parties, the resale of our networks and roaming on our networks, our operation and ownership of communications systems, and our ability to acquire an interest in other communications systems. In addition, the costs of providing services may be increased from time to time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or issues such as copyright, privacy, cybercrime, and lawful access.

Generally, our licences are granted for a specified term and are subject to conditions. These licensing conditions, including the related fees, may be modified at any time by the regulators. The regulators may decide not to renew a licence when it expires, and any failure by us to comply with the conditions on the maintenance of a licence could result in a revocation or forfeiture of any of our licences or the imposition of fines. Our wireless and broadcasting licences generally may not be transferred without regulatory approval.

The licences include conditions requiring us to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with all of these Canadian ownership and control requirements. If these requirements were violated, we would be subject to various penalties, possibly including the loss of a licence.

Spectrum

Radio spectrum is one of the fundamental assets required to carry on our Wireless business. Our ability to continue to offer and improve current services and to offer new services depends on, among other factors, continued access to, and deployment of, adequate spectrum, including the ability to both renew current spectrum licences and acquire new spectrum licences.

If we cannot acquire and retain needed spectrum, whether due to unfavourable spectrum auction rules, licence conditions, or other factors, we may not be able to continue to offer and improve our current services and deploy new services on a timely basis, including providing competitive data speeds our customers want. As a result, our ability to attract and retain customers could be adversely affected. In addition, an inability to acquire and retain needed spectrum could affect network quality and result in higher capital expenditures.

Changes to government spectrum fees could significantly increase our payments and therefore materially reduce our net income.

Radio frequency emissions

From time to time, media and other reports have highlighted alleged links between radio frequency emissions from wireless devices (including new 5G technology) and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. This may discourage the use of wireless devices or expose us to potential litigation even though there are no definitive reports or studies stating that these health issues are directly attributable to radio frequency emissions. Future regulatory actions may result in more restrictive standards on radio frequency emissions from low-powered devices like wireless devices. We cannot predict the nature or extent of any restrictions.

Obtaining access to support structures and municipal rights of way

To build and support the rollout of 5G, and to continue upgrading our wireline network, we must have access to support structures and municipal rights of way to install equipment on municipal poles and buildings, and on Indigenous land. Under the Telecommunications Act, the CRTC has jurisdiction over support structures owned by telecommunication carriers and municipal rights of way. The CRTC’s jurisdiction does not extend to electrical utility support structures, which are regulated by provincial utility authorities.

CUSTOMER EXPERIENCE

Our customers’ loyalty and their likelihood to recommend Rogers are both dependent upon our ability to provide a service experience that meets or exceeds their expectations, both in terms of service level and value for money. We handle tens of millions of customer interactions annually, ranging from potential new customers making in-store and online purchases to existing customers calling for technical support and everything in between. We understand that every time a customer uses one of our services, such as making a call or browsing the Internet on their wireless device, watching their favourite show using their Internet or television services, or listening to one of our radio stations, their experience affects all future interactions with any Rogers brand. If our services do not deliver the usage experience our customers expect from us, and if we do not have clear, simple, and fair interactions with our customers, it could cause confusion and frustrate our customers and have a negative impact to our reputation or brand. This could also result in lost sales opportunities or customers switching to a competitor for some or all of their services, either of which could have a material adverse impact on our business, results, and financial condition.

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Our business is complex and we seek to reduce that complexity through transformational initiatives and simplification. As a result, we operate multiple platforms, billing systems, sales channels, rate plans, brands, and product offerings, all in the context of a large customer base and a workforce that continuously manages through attrition and training. This operational complexity, including the impact of any potential workforce reduction on our response times with customers, may lead to customer confusion or billing, service, or other errors, any of which could adversely impact customer satisfaction, acquisition, and retention.

We operate in multiple lines of business across the country and our products and services impact the lives of millions of Canadians every day. As a result, attention drawn to us in the media for various reasons, including but not limited to customer billing issues, rate increases, service issues, or other customer complaints, could erode our brand reputation and have an adverse impact on customer acquisition and retention, which in turn could impact our business, results, and financial condition.

The advent and growing popularity of AI-based technology solutions provides an opportunity for us to provide a better, cost-effective, and more convenient customer and contact centre agent experience. To the extent we implement these solutions, we must carefully assess and monitor their use for possible challenges that could impact the customer experience or our business. Such risks include customer acceptance (for example, customers could be resistant to interacting with AI), inaccurate responses (which could frustrate customers and damage our reputation), and lack of empathy (risk in handling sensitive or complex issues).

RELIANCE ON SUPPLY CHAIN AND THIRD PARTIES

We have outsourcing, managed service, and supplier arrangements with third parties to provide certain essential components of our business operations to our employees and customers. These include, but are not limited to, certain critical infrastructure components and devices, facilities or property management functions, contact centre support, installation and service technicians, and network and IT functions. If interruptions in these services or at these suppliers occur, including global supply chain issues, it could adversely affect our ability to provide service to our customers, which could have an adverse effect on our revenue and profitability.

MLSE TRANSACTION

Failure to complete the MLSE Transaction

The MLSE Transaction is subject to sports league and regulatory approvals. The required sports league approvals are from the leagues in which MLSE teams are members or participate, including the National Hockey League, the National Basketball Association, Major League Soccer, and the Canadian Football League. Completion of the MLSE Transaction is also subject to other customary closing conditions and, in certain circumstances, Bell or Rogers will have the right to terminate the share purchase agreement for the MLSE Transaction, in which case the MLSE Transaction would not be completed. Some of those closing conditions and termination rights are outside the control of Rogers and Bell.

Financing-related risks

We currently expect to finance a portion of the purchase price for the MLSE Transaction with funding from private investors. However,

due to general economic and market conditions, or other internal and external considerations or requirements, we may instead fund all or a portion of the purchase price through alternate sources, which may include debt or equity of RCI, if necessary. In the event this funding increases our debt leverage ratio, that increased debt leverage ratio could result in a downgrade in our credit ratings, decrease our flexibility in responding to changing business and economic conditions, reduce our funds available for other business purposes, or make it more difficult to obtain additional financing or refinance existing financing. A downgrade in our credit ratings could also adversely affect our share price. Investors in RCI Class B Non-Voting Shares may experience dilution in earnings per share if we issue new equity securities.

FINANCIAL RISKS

Capital commitments, liquidity, debt, and interest payments

Our capital commitments and financing obligations could have important consequences, including:

•

requiring us to dedicate a substantial portion of cash provided by operating activities to pay principal amounts, which reduces funds available for other business purposes, including other financial operations, or to pay dividends;

•	making us more vulnerable to adverse economic and industry conditions;
•	limiting our flexibility in planning for, and reacting to, changes in our business and industry;
•	putting us at a competitive disadvantage compared to competitors who may have more financial resources or less financial leverage; or
•	restricting our ability to obtain additional financing to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our financial obligations depends on our future operating performance and on economic, financial, competitive, and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow in the future and financings may not be available to provide sufficient net proceeds to meet our obligations or to successfully execute our business strategy.

Credit ratings

Credit ratings provide an independent measure of credit quality of a securities issuer and can affect our ability to obtain short- and long-term financing and the terms of the financing. In connection with the Shaw Transaction, each of S&P, Moody’s, Fitch, and DBRS Morningstar downgraded our corporate credit issuer default rating and our senior unsecured debt ratings by two notches. If rating agencies lower the credit ratings on our debt further, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

Capital markets

External capital market conditions could affect our ability to make strategic investments and meet ongoing capital funding requirements. Risk factors include a reduction in lending activity, disruptions in capital markets, and regulatory requirements for an increase in bank capitalization, which could reduce the availability and/or increase the cost of capital.

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Income taxes and other taxes

We collect, pay, and accrue significant amounts of income and other taxes, such as federal and provincial sales, employment, and property taxes.

We have recorded significant amounts of deferred and current income tax liabilities and expense, and calculated these amounts based on substantively enacted income tax rates in effect at the relevant time. A legislative change in these rates could have a material effect on the amounts recorded and payable in the future.

We provide for income and other taxes based on all currently available information and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets, liabilities, and expense, and could, in certain circumstances, result in the assessment of interest and penalties.

While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us.

OTHER RISKS

Economic conditions

Our businesses are affected by general economic conditions and consumer confidence and spending. Recessions, inflation, tariffs on trade between Canada and its trading partners, declines in economic activity, and financial and capital market volatility (in each case, whether actual, threatened, perceived, or expected), and other economic uncertainty can (i) erode consumer and business confidence and reduce discretionary spending or (ii) result in increased costs for us to acquire goods and services required in our business. Any of these factors can negatively affect us through lower demand for our products and services, decreased revenue and profitability, and higher churn and bad debt expense. A significant portion of our broadcasting and digital revenue comes from the sale of advertising and is affected by the strength of the economy.

Strategy and business plans

Our strategy is vital to our long-term success. Changing strategic priorities or adding new strategic priorities could compromise existing initiatives and could have a material adverse effect on our business, results of operations, and financial condition.

We develop business plans, execute projects, and launch new ventures to grow our business. If the expected benefits from these do not materialize, this could have a material adverse effect on our business, results of operations, and financial condition.

Our products, services, and networks rely, in part, on certain vendors. Should our vendors not deliver solutions that operate as intended, our business and financial results could be adversely affected. This may result in subscriber losses, lower revenue, and unfavourable customer satisfaction.

Monitoring and controlling fraudulent activities

As a large company with tens of thousands of employees and a range of desirable and valuable products and services, fraud prevention requires a disciplined program covering governance, exposure identification and assessment, prevention, detection, and reporting. This program must consider corruption and misappropriation of assets by employees or external parties. Fraud events can result in financial loss and brand degradation. In addition to unauthorized access to digital boxes and Internet modems, a sample of potential examples of fraud relevant to us include (i) inappropriate use of our cable or wireless networks, (ii) subscription fraud and fraudulent account takeovers for purpose of hardware theft or SIM swapping, (iii) intentional manipulation of financial statements by employees and/or external parties, (iv) theft of mobile phones, and (v) copyright theft and other forms of unauthorized use that undermine the exclusivity of our content offerings.

Unauthorized access to digital boxes or Internet modems

With a significant number of Canadians purchasing illegal pre-loaded set-top boxes and illegally streaming our television products, cord-shaving, cord-cutting, and churn rates could increase. To address this, we use encryption technology developed and supported by our vendors to protect our cable signals from unauthorized access and to control access to programming based on subscription packages. We also use encryption and security technologies to prevent unauthorized access to our Internet service.

There is no assurance we will be able to effectively prevent unauthorized decoding of television signals or Internet access in the future. If we are unable to control cable access and subscriptions to digital programming with our encryption technology, including premium or video-on-demand, our Cable revenue could decline.

Legal and ethical compliance

We rely on our employees, officers, Board, suppliers, and other business partners to behave consistently with applicable legal and ethical standards in all jurisdictions in which we operate, including, but not limited to, anti-bribery laws and regulations. Situations where individuals or others, whether inadvertently or intentionally, do not adhere to our policies, applicable laws and regulations, or contractual obligations may expose us to litigation and the possibility of damages, sanctions, and fines, or of being disqualified from bidding on contracts. This may have an adverse effect on our business, results of operations, financial condition, reputation, and brand.

Acquisitions, divestitures, or investments

Acquiring complementary businesses and technologies, developing strategic alliances, and divesting portions of our business are often required to optimally execute our business strategy. Some areas of our operations (and adjacent businesses) are subject to rapidly evolving technologies and consumer usage and demand trends and it is possible we may not effectively forecast the value of consumer demand or risk of competing technologies resulting in higher valuations for acquisitions or missed opportunities.

Services, technologies, key personnel, or businesses of companies we acquire may not be effectively integrated into our business or service offerings, or our alliances may not be successful. We also may not be able to successfully complete certain divestitures on satisfactory terms, if at all.

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Decline of television subscribers in Canada (cord-cutting and cord-shaving)

The number of households that subscribe to television service in Canada continues to decline. Other video offerings available to consumers (for example, direct-to-consumer subscription and free services), as well as piracy, have contributed to this trend. If this decline continues, it could have a material adverse effect on our results of operations.

Migrating from conventional to digital media

Our Media business operates in many industries that can be affected by customers migrating from conventional to digital media, which is driving shifts in the quality and accessibility of data and mobile alternatives to conventional media. We have been shifting our focus towards the digital market. Increasing competition for advertising revenue from digital platforms, such as search engines, social networks, and digital content alternatives, has resulted in advertising dollars migrating from conventional television broadcasters to digital platforms. The impact is greater on conventional over-the-air broadcast networks that do not have a second revenue stream from subscription revenue. Our Media results could be adversely affected if we are unsuccessful in shifting advertising dollars from conventional to digital platforms.

Our market position in radio and television

Advertising dollars typically migrate to media properties that are leaders in their respective markets and categories, particularly when advertising budgets are tight. Our radio and television properties may not continue performing how they currently perform. Advertisers base a substantial part of their purchasing decisions on ratings data generated by industry associations and agencies. If our radio and television ratings decrease substantially, our advertising sales volumes and the rates that we charge advertisers could be adversely affected.

Climate change

Climate change is an increasingly important consideration in all businesses, including the telecommunications business. Failure, or a lack, of climate change mitigation and adaptation efforts could affect our business through potential disruption of our operations or supply chains, damage to our infrastructure, and the effects on the communities we serve. The physical risk to our infrastructure caused by extreme weather disturbances related to climate change can significantly affect our ability to maintain secure communication services to all our customers, including governments and health and emergency services.

Climate change and the environment are drawing more attention through evolving stakeholder interest and management expectations. Many aspects of our operations are subject to evolving and increasingly stringent federal, provincial, and local environmental, health, and safety laws and regulations. Such laws and regulations impose requirements on matters such as the release of substances into the environment, corrective and remedial action concerning such releases, and the proper handling and management of substances. These evolving considerations and more stringent laws and regulations could lead to increased costs for compliance and rising costs of utilities. Failure to recognize and adequately respond could result in fines, regulatory scrutiny, loss of stakeholder confidence, or damage to our reputation or brand.

Pandemics, epidemics, and other public health emergencies

Pandemics, epidemics, and public health emergencies could occur, which could adversely affect our ability to maintain operational networks and provide products and services to our customers, as well as the ability of our suppliers to provide us with products and services we need to operate our business. Any such pandemics, epidemics, and other public health emergencies could also have an adverse effect on the economy and financial markets resulting in a declining level of retail and commercial activity, which could have a negative impact on the demand for, and prices of, our products and services.

Controlling shareholder ownership risk

Rogers is a family-founded, family-controlled company. Voting control of RCI is held by the Trust for the benefit of successive generations of the Rogers family and, as a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to shareholders, whether through a shareholder meeting or a written consent resolution. The beneficiaries of the Trust are a small group of individuals who are members of the Rogers family, some of whom are also directors of the Board. The trustee is the trust company subsidiary of a Canadian chartered bank.

As at December 31, 2024, private Rogers family holding companies controlled by the Trust owned approximately 98% of our outstanding Class A Shares (2023 – 98%) and approximately 9% of our Class B Non-Voting Shares (2023 – 9%), or in total approximately 27% of the total shares outstanding (2023 – 28%). Only Class A Shares carry the right to vote in most circumstances.

LITIGATION RISKS

July 2022 network outage

As a result of the network outage that occurred on July 8, 2022, a total of four applications were filed in the Quebec Superior Court seeking authorization to commence a class action against Rogers in relation to this network outage. One of the applications was subsequently withdrawn. Two additional applications have since been suspended. The remaining application seeks to institute a class action on behalf of all persons who, among other things, experienced a wireless or wireline service interruption as a result of, or were otherwise impacted by, the outage. The application claims various damages, including, among others, contractual damages, damages for lost profits, and punitive damages.

At this time, we are unable to assess the likelihood of success of the active application or the suspended applications, or predict the magnitude of any liability we might incur by virtue of the claims underlying those applications or any corresponding or similar claims that may be brought against us in the future. As such, we have not recognized a liability for this contingency. If successful, one of those claims could have a material adverse effect on our business, financial results, or financial condition. It is also possible that similar or corresponding claims could be filed in other jurisdictions.

System access fee – Saskatchewan

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which

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would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Outcomes of proceedings

In addition to the legal proceedings described above, we are involved in various other disputes, governmental and/or regulatory inspections, investigations and proceedings, and other litigation matters. Such legal proceedings can be complex, costly, and highly disruptive to our business operations by diverting the attention and energy of management and other key personnel. It is not possible for us to predict the outcome of such legal proceedings due to the various factors and uncertainties involved in the legal process. Potential outcomes include judgment, awards, settlements, or orders that could have a material adverse effect on our business, reputation, financial condition and results. Legal proceedings could impose restraints on our current or future manner of doing business. The amounts ultimately paid or received upon settlement or pursuant to a final judgment, order, or decree may differ materially from amounts accrued in our financial statements.

Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of the current legal proceedings to which we are subject, individually or in total, will have a material adverse impact on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2024, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at that date.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Our internal control system is designed to give management and the Board reasonable assurance that our financial statements are prepared and fairly presented in accordance with IFRS as issued by the IASB. The system is intended to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are reliable. Management also takes steps to assure the flow of information and communication is effective, and monitors performance and our internal control procedures.

Management assessed the effectiveness of our internal control over financial reporting as at December 31, 2024, based on the criteria set out in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and concluded that it was effective at that date. Our independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. This report is included in our 2024 Audited Consolidated Financial Statements filed on SEDAR+ (sedarplus.ca).

All internal control systems, however, no matter how well designed, have inherent limitations, and even systems that have been determined to be effective can only provide reasonable assurance about the preparation and presentation of financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

In October 2023, we implemented a new enterprise resource planning system that initially included accounting functions. In 2024, we expanded the system to include certain supply chain functions, with additional supply chain functions to be implemented in 2025. In connection with the implementation, we updated our internal control over financial reporting, as necessary, to accommodate related changes to our business processes and accounting procedures. We will continue to monitor the effectiveness of these processes going forward.

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Regulation in our Industry

Our business, except for the non-broadcasting operations of Media, is regulated by two groups:

•	ISED Canada on behalf of the Minister of Innovation, Science and Industry; and
•	the CRTC, under the Telecommunications Act and the Broadcasting Act.

Regulation relates to the following, among other things:

•	wireless spectrum and broadcasting licensing;
•	carriage and distribution of television programming services;
•	wireless and wireline interconnection agreements;
•	rates we can charge third parties for access to our wireline and wireless networks;
•	the resale of services on our networks;
•	roaming on our networks and the networks of others;
•	ownership and operation of our communications systems;
•	consumer protection; and
•	our ability to acquire an interest in other communications systems.

Regulatory changes or decisions can adversely affect our results of operations. See “Regulatory Risk” within “Risk Management” for more information. Our business can also be impacted by regulations that are not specific to the telecommunications industry, such as immigration policies.

Our costs of providing services may increase from time to time as we comply with industry or legislative initiatives to address consumer protection concerns or issues such as copyright, privacy, cybercrime, and lawful access.

Generally, our spectrum and broadcasting licences are granted for a specified term and are subject to conditions for maintaining these licences. Regulators can modify these licensing conditions at any time, and they can decide not to renew a licence when it expires. If we do not comply with the conditions, a licence may be forfeited or revoked, or we may be fined.

The licences have conditions that require us, among other things, to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with these conditions. If we violate the requirements, we would be subject to various penalties, including the loss of a licence in extreme cases.

Wireless and broadcasting licences generally cannot be transferred without regulatory approval.

CANADIAN BROADCASTING AND TELECOMMUNICATIONS OPERATIONS

The CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting and telecommunications system. Our Canadian broadcasting operations – including our terrestrial and satellite BDUs, satellite relay distribution undertakings (SRDU), radio stations, programming undertakings (conventional television stations, discretionary services, and on-demand services), and online streaming services are regulated by the CRTC under the Broadcasting Act.

The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers, including:

•	Wireless’ mobile voice and data operations; and
•	Cable’s Internet and telephone services.

Our cable and telecommunications retail services are not currently subject to retail price regulation, other than the CRTC’s requirement for BDUs to offer a $25/month entry-level basic television service. Regulations can and do, however, affect the terms and conditions under which we offer these services.

SPECTRUM LICENCES

Under the Radiocommunication Act and the Telecommunications Act, ISED Canada licences and oversees:

•	the technical aspects of the operation of radio and television stations;
•	the frequency-related operations of cable television networks; and
•	spectrum for wireless communications systems in Canada.

CRTC CODES OF CONDUCT

We are subject to the CRTC’s codes of conduct: the Wireless Code, the Television Service Provider Code, and the Internet Code. These codes govern the terms and conditions of service in contracts between Rogers and our customers in connection with contract disclosures, early cancellation fees, changes to contracts, cancellation and renewal rights of customers, and the disclosure of related costs, among other matters. See “CRTC Wireless Code” and “CRTC Internet Code” for more information. The CRTC is currently holding public consultations to enhance protections under the existing Codes. See “Government of Canada Budget 2024” for more information. In addition, each province has consumer protection laws that are applicable to our provision of services. Rogers is also subject to the CRTC’s Wholesale Code, which governs certain aspects of the commercial arrangements between BDUs and programming services.

FOREIGN OWNERSHIP AND CONTROL

Non-Canadians can own and control, directly or indirectly:

•	up to 33.3% of the voting shares and the related votes of a holding company that has a subsidiary operating company licensed under the Broadcasting Act, and
•	up to 20% of the voting shares and the related votes of the operating licensee company.

Combined, these limits can enable effective foreign control of up to 46.7%.

The chief executive officer and 80% of the members of the board of directors of the operating licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or the licensee company level. Neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians.

Pursuant to the Telecommunications Act and associated regulations, the same rules also apply to Canadian telecommunications carriers such as Wireless, except that there is no requirement that the chief executive officer be a resident Canadian. We believe we are in compliance with the foregoing foreign ownership and control requirements.

Under the Telecommunications Act, telecommunications companies with less than 10% of the total Canadian

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telecommunications market measured by revenue are exempt from foreign investment restrictions. Companies that are successful in growing their market shares in excess of 10% of total Canadian telecommunications market revenue other than by way of merger or acquisitions will continue to be exempt from the restrictions.

CRTC UNIVERSAL SERVICE OBJECTIVE

The CRTC has set as its universal service objective that Canadians, in urban areas as well as in rural and remote areas, have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. To measure the successful achievement of this objective, the CRTC has established several criteria, including:

•

90% of Canadian residential and business fixed broadband Internet access service subscribers should be able to access speeds of at least 50 Mbps download and 10 Mbps upload, and to subscribe to a service offering with an unlimited data allowance by 2021, with the remaining 10% of the population receiving such service by 2031; and

•	the latest generally deployed mobile wireless technology should be available not only in Canadian homes and businesses, but on as many major transportation roads as possible in Canada.

To help attain the universal service objective, the CRTC has shifted the focus of its regulatory frameworks from wireline voice services to broadband Internet access services. The following services that form part of the universal service objective are considered basic telecommunications services within the meaning of subsection 46.5(1) of the Telecommunications Act:

•	fixed and mobile wireless broadband Internet access services; and
•	fixed and mobile wireless voice services.

To assist in extending broadband into underserved rural and remote locations, the CRTC stated that it would establish a new Broadband Fund to which all entities providing Internet services in Canada must contribute. The specifics of the fund, including guiding principles, fund design, and assessment criteria, were established in Telecom Regulatory Policy CRTC 2018-377, Development of the CRTC’s Broadband Fund, released on September 27, 2018 and later modified in Telecom Regulatory Policy CRTC 2024-328, Broadband Fund policy review – New policy for funding capital projects. Two calls for applications occurred in 2019, with a third call occurring in 2022. 2020 marked the first year of payments into the fund, with a maximum funding level of $100 million in the first year of implementation. This level increased by $25 million annually to $150 million in 2022. Since 2022, the industry’s annual contribution has remained capped at $150 million. This contribution amount will remain unchanged until the CRTC concludes its ongoing review of the Broadband Fund, at which point it may set a revised annual funding cap.

A percent of revenue levy has been applied on wireline and wireless voice revenues since 2000 to support providing voice service to designated high-cost local voice serving areas and to provide a national video relay service (VRS). In 2016, pursuant to Telecom Regulatory Policy CRTC 2016-496, the CRTC updated the basic services definition to include voice and data services and set in motion the evolution of the subsidy program to transition from voice-centric subsidies to subsidies to support investment in broadband access networks through the establishment of the

CRTC Broadband Fund. As planned in Telecom Regulatory Policy CRTC 2018-213, the voice subsidy was eliminated in 2021.

The CRTC collected $176 million of contributions in 2020, $180 million in 2021, $194 million in 2022, and $198 million in 2023. On November 12, 2024, the CRTC set a final 2024 revenue-percentage charge of 0.46% and set the interim 2025 rate at 0.46%. The percent of revenue levy is applied to voice and data revenues with limited exceptions. The interim 2025 rate is subject to finalization in late 2025.

On March 23, 2023, the CRTC initiated a review of the Broadband Fund. The CRTC is considering increasing the scope of the Broadband Fund to include additional project streams and costs. In December 2024, the CRTC released its first of multiple decisions in its review of the Broadband Fund. This decision streamlined the project application process, reduced barriers for First Nations applicants, and increased community engagement requirements, among other changes. The CRTC will release additional decisions that will affect the Broadband Fund in 2025.

CANADA’S ANTI-SPAM LEGISLATION (CASL)

CASL, administered primarily by the CRTC, sets out a comprehensive regulatory regime regarding online commerce, including requirements to obtain consent prior to sending commercial electronic messages and installing computer programs and software. Non-compliance may result in fines of up to $10 million per violation. We maintain internal practices and policies to ensure full compliance with CASL.

MANDATORY NOTIFICATION OF PRIVACY BREACHES

The Personal Information Protection and Electronic Documents Act (PIPEDA), requires federally regulated private sector organizations to notify the Privacy Commissioner of Canada and impacted individuals of a privacy breach where it is reasonable to believe the breach creates a real risk of significant harm to the individual. Businesses must also keep records of breaches and provide these records to the Privacy Commissioner upon request. Non-compliance may result in fines up to $100,000 per violation. We fully comply with these obligations.

AMENDMENTS TO THE BROADCASTING ACT

On April 27, 2023, Bill C-11, the Online Streaming Act, which amends the Broadcasting Act, received royal assent and is now law. On November 9, 2023, the Governor in Council’s Policy Direction came into force, directing the CRTC, in its implementation of Bill C-11 to, among other things (i) support Canadian artists and creative industries; (ii) advance Indigenous storytelling; (iii) increase representation of equity-seeking groups; (iv) ensure regulations are equitable, fair, and flexible; (v) redefine Canadian programs; and (vi) exclude the content of social media and digital creators, including podcasts, from regulation.

In May 2023, the CRTC launched its multi-year process to modernize Canada’s broadcasting framework. In June 2024, the Commission introduced a new financial contribution requirement to support the production of Canadian and Indigenous content. The new financial contribution requirement came into effect in September 2024 and applies to online streaming services that are not affiliated with Canadian licensed broadcasting undertakings. In 2025, the CRTC will continue to review and reform the

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broadcasting regulatory framework, which could result in the introduction of new regulatory requirements that impose direct or indirect financial obligations on Rogers’ traditional and/or online broadcasting undertakings.

MATTERS ASSOCIATED WITH NETWORK OUTAGE

On July 11, 2022, in response to the network outage that occurred on July 8, 2022, the Minister for Innovation, Science and Industry announced he had directed the major telecommunications companies in Canada to improve the resilience and reliability of their networks by ensuring formal arrangements are in place within 60 days that will address (i) emergency roaming, (ii) mutual assistance during outages, and (iii) a communication protocol to better inform the public and authorities during telecommunications emergencies. On September 7, 2022, we announced that a formal memorandum of understanding had been signed among Canada’s major telecommunications carriers regarding reciprocal support for emergency roaming, mutual assistance, and communications protocols in the event of a future network outage.

The House of Commons Standing Committee on Industry and Technology held meetings to study the network outage in July 2022, during which representatives from Rogers, among others, appeared. On July 12, 2022, the CRTC issued a request for information asking us to respond to detailed questions and provide a comprehensive explanation regarding the network outage. The CRTC requested a detailed account as to why and how this network outage happened, as well as what measures we will put in place to prevent future outages. On July 22, 2022, we provided responses to the CRTC’s questions. On August 22, 2022, Rogers filed responses to a subsequent request for information. The CRTC engaged an external party (Xona Partners Inc.) to prepare a report and Rogers participated in this process. On July 4, 2024, the CRTC published the executive summary of the report completed by Xona and noted in a public letter Rogers’ implementation of all of Xona’s recommendations to further enhance the reliability of Rogers’ networks. In November 2024, the CRTC published a redacted version of the full report, closing the proceeding.

WIRELESS

ANNUAL MOBILE SPECTRUM LICENCE FEES

In November 2024, ISED Canada released Consultation on a Fee Framework and Amendments to Conditions of Licence for Certain Spectrum Licences Used to Provide Commercial Mobile Services Below 10 GHz. The Consultation proposes to apply a new three-tier annual spectrum fee rate structure to the following mobile spectrum bands: AWS-1; AWS-4; Cellular 850 MHz, PCS 1900 MHz; BRS 2500 MHz non-auctioned licences; 3500 MHz non-auctioned licences; and WCS 2300 MHz licences. The Consultation also proposes to use Statistics Canada 2021 census data for calculating the amount of fees that would be payable each year. Annual mobile spectrum fees are currently paid for Cellular 850 MHz and certain PCS 1900 MHz licences using 2001 census data. Comments were submitted in January and a decision is anticipated in 2025. Implementation of the new framework is proposed for March 2026.

MILLIMETRE WAVE SPECTRUM

In June 2022, ISED Canada released Consultation on Policy and Licensing Framework for Spectrum in the 26 GHz, 28 GHz and 38 GHz bands. The Consultation proposes to license millimetre wave spectrum in the 26 GHz, 28 GHz, and 38 GHz bands using a spectrum auction. The Consultation proposes to license a total of 1.6 GHz in the combined 26 GHz/28 GHz band and 1.6 GHz in the 38 GHz band. It also proposes the use of one of the following two potential pro-competitive measures: an 800 MHz set-aside for non-national (i.e. regional) service providers across the three bands or an 800 MHz spectrum cap across the three bands. A decision is outstanding.

3800 MHZ SPECTRUM LICENCE BANDS

ISED Canada’s 3800 MHz spectrum licence auction began on October 24, 2023 and concluded on November 24, 2023; the results were released on November 30, 2023. Twenty-two companies participated in the auction and 4,099 of 4,300 licences were awarded to twenty of those participants, with a total value of $2.2 billion. We won 860 licences across the country at a cost of $475 million. We made payments for these licences in January 2024 for $95 million and May 2024 for $380 million. Upon acquisition in May 2024, we recognized the spectrum licences as indefinite-life intangible assets of $480 million, including directly attributable costs.

TRANSFERS, DIVISIONS, AND SUBORDINATE LICENSING OF SPECTRUM LICENCES

In June 2013, ISED Canada released Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licences for Commercial Mobile Spectrum. The Framework lays out the criteria ISED Canada will consider and the processes it will use when it reviews spectrum licence transfers, including prospective transfers that could arise from purchase or sale options and other agreements. Key items to note are that:

•

ISED Canada will review all spectrum transfer requests and will not allow any that result in “undue spectrum concentration” and reduced competition. Decisions will be made on a case-by-case basis and will be issued publicly to increase transparency; and

•

licensees must ask for a review within 15 days of entering into any agreement that could lead to a prospective transfer. ISED Canada will review the agreement as though the licence transfer that could arise from it has been made.

CRTC WIRELESS CODE

The CRTC’s Wireless Code imposes obligations on wireless carriers on provision of wireless services to consumers and small businesses. Obligations relate to, and include, maximum contract term length, data overage and data roaming bill caps, device unlocking rules, and contract disclosures and summaries. It also sets out the rules for device subsidies, device financing, and early cancellation fees. Under the Wireless Code, if a customer cancels a contract early, carriers can only charge the outstanding balance of the device subsidy or financing they received.

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TOWER SHARING POLICY

In March 2013, ISED Canada released Revised Frameworks for Mandatory Roaming and Antenna Tower and Site Sharing, concluding a consultation initiated in 2012. It sets out the current rules for tower and site sharing, among other things. The key terms of the tower and site sharing rules are:

•	all holders of spectrum licences, radio licences, and broadcasting certificates must share towers and antenna sites, where technically feasible, at commercial rates; and
•	the timeframe for negotiating agreements is 60 days, after which arbitration according to ISED Canada arbitration rules will begin.

In Telecom Regulatory Policy 2015-177, Regulatory framework for wholesale mobile wireless services, released in May 2015, the CRTC determined that it would not mandate or require general wholesale tariffs for tower and site sharing. At the same time, it determined that its existing powers and processes are sufficient to address tower and site sharing disputes related to rates, terms, and conditions. As a result, carriers may use the arbitration process established by ISED Canada, or they may request the CRTC to intervene in the event that tower and site sharing negotiations fail.

POLICY DIRECTION TO THE CRTC ON TELECOMMUNICATIONS

On June 17, 2019, the Order Issuing a Direction to the CRTC on Implementing the Canadian Telecommunications Policy Objectives to Promote Competition, Affordability, Consumer Interests and Innovation came into effect. It requires the CRTC to consider competition, affordability, consumer interests, and innovation in its telecommunications decisions and to demonstrate to Canadians in those decisions that it has done so.

On February 13, 2023, the Order Issuing a Direction to the CRTC on a Renewed Approach to Telecommunications Policy came into effect. Building on the direction and objectives set out in the previous Order, it adds the required principles of effective regulation that the CRTC must follow. The principles most notably include transparency, predictability, coherence, and efficiency, and also state the CRTC should ensure proceedings are held, and decisions released, in a timely manner. It also requires the CRTC to consider fixed Internet competition and mobile wireless competition, including maintaining regulatory frameworks regarding wholesale services for both fixed Internet and wholesale roaming services for mobile wireless. It also requires the CRTC to enhance and protect the rights of consumers in telecommunication markets, and to continue taking measures to support universal access to high-quality, reliable, and resilient fixed Internet and mobile wireless services.

CRTC REVIEW OF MOBILE WIRELESS SERVICES

On April 15, 2021 the CRTC issued Telecom Regulatory Policy 2021-130, Review of mobile wireless services. The CRTC mandated wholesale mobile virtual network operator (MVNO) access, seamless handoff for mandated wholesale roaming, and new mandatory low-cost and occasional-use retail rate plans; however, mandated MVNO access will only be provided if certain conditions are met.

The CRTC decided that mandated wholesale MVNO access must be offered by the national carriers, and SaskTel in Saskatchewan, but only made available to eligible regional wireless carriers that hold mobile spectrum licences, and only in the areas that are covered by their licences. The terms and conditions associated with mandated MVNO access must be approved by the CRTC, while rates will be subject to commercial negotiation, backstopped by final offer arbitration, with the CRTC acting as arbitrator. Mandated MVNO access will be limited to a seven-year period commencing on the date the CRTC finalizes the terms and conditions. This time limit is intended to provide the regional carriers sufficient time to expand their networks while maintaining investment incentives. Eligible regional wireless carriers may only use the mandated MVNO access regime to serve consumers and small business end users (where small businesses are defined as accounts with less than 100 lines).

The national wireless carriers must also provide seamless handoff as part of the mandatory roaming they must offer to the regional wireless carriers. Seamless handoff will ensure that calls in progress are not dropped when customers travel outside their home network coverage and into the coverage of their roaming provider. The CRTC directed the national wireless carriers to offer 5G roaming where the roaming network offers 5G service on its own network and to file proposed revised terms and conditions within 90 days for CRTC approval. The CRTC also mandated retail rate plans for low-cost and occasional use. These plans were implemented on July 14, 2021.

On April 6, 2022, the CRTC issued Telecom Decision CRTC 2022-102, Updates to national wireless carriers’ GSM-based wholesale mobile wireless roaming tariffs to incorporate seamless hand-off and 5G roaming, which requires the implementation of seamless roaming, including using one-way seamless hand-off. The CRTC directed the national wireless carriers to begin accepting written requests for seamless roaming from regional wireless carriers effective immediately. The CRTC considers that its determinations in this decision will assist with the implementation of seamless roaming to the benefit of regional wireless carriers and reduce barriers to entry into the market and to competition for telecommunications service providers that are new, regional, or smaller than the incumbent national service providers.

On October 19, 2022, the CRTC issued Telecom Decision CRTC 2022-288, Facilities-based wholesale mobile virtual network operator (MVNO) access tariffs – Commission determinations on proposed terms and conditions, which determined that wholesale MVNO access service is available for use by regional wireless carriers that have deployed their own home Public Mobile Network (PMN) somewhere in Canada and are also offering retail wireless services. To be eligible for the MVNO access, a regional wireless carrier must be registered with the CRTC as a wireless carrier, must have home PMN somewhere in Canada, and must be actively offering mobile wireless services commercially to retail customers. The CRTC has directed the incumbents to modify their tariffs in accordance with its determination, and noted that entities that are not currently eligible for the service may become eligible over the course of the mandate if they acquire rights to spectrum, and invest in a home PMN and start offering retail service.

On October 9, 2024, the CRTC issued Telecom Decision CRTC 2024-238, Facilities-based wholesale mobile virtual network operator (MVNO) access tariffs – Expanding the scope to include enterprise and Internet of Things customers, expanding the scope of the CRTC’s mandated MVNO regime to include the enterprise and Internet of Things and machine-to-machine (IoT/M2M)

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segments of the market (where enterprises are defined as accounts with 100 lines or more). On January 24, 2025, we submitted an application to review and vary Telecom Decision CRTC 2024-238.

CRTC DECISION ON FINAL OFFER ARBITRATION BETWEEN ROGERS AND QUEBECOR REGARDING MVNO ACCESS RATES

In Telecom Regulatory Policy CRTC 2021-130 – Review of Mobile Wireless Services, the CRTC mandated that the national carriers, including Rogers, provide mobile virtual network operator (MVNO) service to regional carriers possessing mobile spectrum licences. Under the policy, if parties are unable to agree upon commercial rates, either party may refer the dispute to the CRTC for final offer arbitration. Because Rogers and Quebecor were unable to reach an agreement, the matter was put before the CRTC. On July 24, 2023, in Telecom Decision CRTC 2023-217, the CRTC accepted Quebecor’s offer and directed the parties to enter into an MVNO access agreement consistent with that offer. On August 23, 2023, we brought a motion to the Federal Court of Appeal (FCA) for leave to appeal the CRTC’s decision. On August 16, 2024, the FCA granted our leave to appeal.

ISED CANADA CONDITIONS OF LICENCE RELATING TO WIRELESS SERVICE WITHIN THE TTC SUBWAY SYSTEM

On July 24, 2023, ISED Canada announced it had initiated a Consultation on Conditions of Licence relating to the Provision of Service within the TTC subway system. On September 11, 2023, the Minister of Innovation, Science and Industry announced new spectrum licence conditions, which required carriers to (i) provide equivalent levels of service to all TTC subway riders by October 3, 2023; (ii) expand existing network coverage in order to provide full voice, text, and data services throughout the TTC subway system within specific timeframes; and (iii) provide service in all future stations and tunnels at the same time as they are made operational by the TTC. On October 2, 2023, we announced we had developed and introduced an immediate solution to activate 5G service for transit riders from all major Canadian wireless carriers in the busiest sections of the TTC subway system.

GOVERNMENT OF CANADA BUDGET 2024

The 2024 Federal Budget, published in April 2024, included a plan to (i) address specific fees that make it hard for consumers to change or cancel their plans, (ii) ensure businesses are transparent with prices, and (iii) make life more affordable for Canadians. In June 2024, Parliament introduced amendments to the Telecommunications Act to address the Budget, imposing new requirements on service providers to remove barriers to switching by prohibiting some fees, improving notifications to consumers about their contract terms, and enhancing self-service tools for consumers. The CRTC public consultations to enact these new requirements are ongoing. The CRTC is also holding a consultation on standard information requirements on price, speed, and other metrics for Internet services to help consumers easily compare plans. A public hearing is scheduled for June 2025.

ACCESS TO SUPPORT STRUCTURES

On February 15, 2023, in Telecom Regulatory Policy 2023-31, the CRTC made several determinations intended to facilitate access to poles owned by Canadian carriers (telecommunications poles) or poles to which Canadian carriers control access. The CRTC set expedited timelines for large telephone companies to provide competitors with access to poles, which should enable cable competitors to roll out broadband networks more quickly and efficiently and increase competition across Canada. The CRTC also clarified responsibilities for pole maintenance and the sharing of costs related to the installation of equipment and required large telephone companies to increase transparency and accountability. Provincial and territorial governments were encouraged to coordinate with telecommunications service providers and other stakeholders to facilitate network deployment.

On February 5, 2024, in Telecom Notice of Consultation CRTC 2024-25, the CRTC invited parties to comment on: the CRTC’s jurisdiction over the deployment of wireless facilities on support structures owned or controlled by incumbent local exchange carriers (ILECs); the application of the current ILEC support structure tariffs to the attachment of wireless facilities; and, the requirement for competitors to obtain a permit to deploy wireless facilities on ILEC-owned or -controlled support structures. The CRTC intends to provide greater regulatory certainty to those seeking access to ILEC-owned or -controlled support structures and to promote the efficient deployment of wireless networks, including 5G-capable networks. In particular, the CRTC is examining whether it should modify existing rules that allow third parties to attach 5G small cells. The CRTC concurrently denied applications by Rogers seeking interim and final orders directing Bell and Telus to process and grant permits to attach wireless equipment in accordance with their approved support structure tariffs. The record of these applications will be incorporated into the new proceeding.

CABLE

ISED CANADA REVIEW OF THE SHAW TRANSACTION

On March 31, 2023, the Minister of Innovation, Science and Industry approved the transfer of Freedom’s spectrum licences to Videotron, following which the Shaw Transaction and Freedom Transaction closed on April 3, 2023. As part of the regulatory approval process, we have agreed to certain legally enforceable undertakings with ISED Canada, which reflect commitments we made when the Shaw Transaction was announced, including:

•

$1 billion of investments over five years to connect rural, remote, and Indigenous communities across Western Canada and to close critical connectivity gaps faster for underserved areas, including to make broadband Internet services available where broadband Internet at a minimum 50 megabit per second (Mbps) download speeds and 10 Mbps upload speeds is not currently available and to make 5G wireless service available where mobile service using long-term evolution (LTE) is not available;

•

$2.5 billion of investments over five years to enhance and expand 5G coverage across Western Canada and $3 billion over five years related to additional network, services, and technology investments, including the expansion of our Cable network;

•

expanding Connected for Success, our low-cost, high-speed Internet program, to low-income Canadians across Western Canada and implementing a new Connected for Success wireless program for low-income Canadians across Canada, such that Connected for Success will be available to more than 2.5 million eligible Canadians within five years;

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•

maintaining a strong presence in Western Canada, including creating 3,000 new jobs within five years (and maintaining those jobs until the tenth anniversary of closing) and maintaining a Western Canada headquarters in Calgary for at least ten years; and

•

continuing to offer wireless plans to existing Shaw Mobile customers as at the closing date with the same terms and conditions (including eligibility) as the Shaw Mobile plans that were available as at the closing date for five years.

We will report on our progress towards each of these undertakings every year until such commitments have been met or for up to ten years after the closing date of the Shaw Transaction, whichever is earlier, including through a report that will be posted publicly on our website (the first of which was published in April 2024). If any material element of any of the above commitments is not met, we could be liable to pay ISED Canada $100 million in damages per year (to a maximum of $1 billion) until the earlier of (i) such material elements having been met or fulfilled or (ii) ten years after the closing date of the Shaw Transaction.

COPYRIGHT RETRANSMISSION OF DISTANT SIGNALS

The Copyright Board of Canada establishes the royalties paid for the use of copyrighted works, including the rates that our broadcasting undertakings pay for the broadcast and distribution of audio and audiovisual works. Pursuant to section 31(2) of the Copyright Act, BDUs are permitted to retransmit programming within distant over-the-air television signals as part of a compulsory licensing regime pursuant to the rates approved by the Copyright Board.

On December 18, 2018, the Board released the approved rates for the 2014-2018 tariff period (Initial Rate Decision). The Copyright Collectives and the BDUs each collectively sought judicial review of the Initial Rate Decision. On July 22, 2021, the FCA directed the Copyright Board to correct certain errors in connection with its Initial Rate Decision. On January 12, 2024, the Copyright Board issued its decision in the redetermination of the 2014-2018 tariff period (Redetermination Decision), which reduced the monthly per-subscriber rates for the years 2015-2018 on a retroactive basis. On February 9, 2024, the Collectives applied to the FCA seeking judicial review of the Redetermination Decision, which we, along with Bell, Telus, Cogeco, and Videotron, are opposing. The FCA hearing is expected to occur in early April 2025. If the Redetermination Decision is not upheld, Rogers could become subject to significantly increased royalty rates for the 2016-2018 period, negatively impacting our financial results.

A Copyright Board hearing to set the rates for one or both of the subsequent tariff periods (2019-2023 and 2024-2028) could start in 2025. If, pursuant to any such hearing, the Copyright Board issues a decision that aligns with the Collectives’ proposed tariff rates for either of such subsequent periods, we could become subject to significantly higher royalty rates, negatively impacting our financial results.

CRTC INTERNET CODE

The Internet Code is a mandatory code of conduct for large, facilities-based ISPs and related affiliates that applies to the companies’ provision of fixed wireline Internet access services to individual customers. Obligations relate to and include maximum contract term length, early cancellation fees, contract disclosures and summaries, and notice prior to service cancellations.

WHOLESALE INTERNET COSTING AND PRICING

On August 15, 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 – Final rates for aggregated wholesale high-speed access (HSA) services (2019 Order), the CRTC set final rates for facilities-based carriers’ wholesale HSA, including Rogers’ TPIA service. Rogers in conjunction with the other large Canadian cable companies (Cable Carriers) appealed the decision to the Federal Court of Appeal (Court). On September 10, 2020, the FCA dismissed the Cable Carriers’ appeal and vacated the interlocutory stay previously granted. On February 25, 2021, a motion for Leave to Appeal the FCA’s decision with the Supreme Court of Canada was dismissed without reasons.

On November 13, 2019, Rogers, in conjunction with the other Cable Carriers, filed an appeal of the 2019 Order with the Federal Cabinet. On August 15, 2020, the Federal Cabinet recognized that the final rates did not always appropriately balance the policy objectives of the wholesale network and were concerned that they would undermine investment in high-quality networks; however, they decided not to refer the matter back to the CRTC, given that a review and vary application filed by Rogers and the other Cable Carriers was already before the CRTC.

On December 13, 2019, Rogers, in conjunction with the other Cable Carriers, filed an Application with the CRTC seeking review and variance and stay of the 2019 Order. On September 28, 2020, the CRTC issued a Stay of Order 2019-288 pending review of the appropriateness of the rates established in the 2019 Order.

On May 27, 2021, the CRTC released Telecom Decision CRTC 2021-181 (2021 Decision) in which it adopted the interim rates in effect prior to the 2019 Order as the final rates, with certain modifications, including the removal of the supplementary markup of 10% for incumbent local exchange carriers.

On May 28, 2021, a wholesale ISP petitioned the Governor in Council to, among other things, restore the 2019 Order and make the rates established in that order final. In addition, on June 28, 2021, the same wholesale ISP filed a motion seeking leave to appeal the 2021 Decision to the Federal Court of Appeal, which was granted on September 15, 2021. On July 22, 2024, the FCA dismissed the appeal. Rogers, Bell, and several cable companies are opposing an application for leave to appeal that decision to the Supreme Court of Canada.

CRTC REVIEW OF WHOLESALE WIRELINE TELECOMMUNICATIONS SERVICES

On March 8, 2023, the CRTC released Telecom Notice of Consultation CRTC 2023-56 to provide notice of a public hearing to be held for its review of the existing framework for wholesale HSA services in light of changing market conditions, the significant challenges in implementing the framework, and the importance to Canadians of having access to greater choice and more affordable services. The CRTC had requested comments on several issues, including the preliminary views that (i) the provision of aggregated wholesale HSA services should be mandated; (ii) access to FTTH facilities should be provided over these services; and (iii) the provision of FTTH facilities over aggregated wholesale HSA services should be mandated on a temporary and expedited basis until the CRTC reaches a decision as to whether such access is to be provided indefinitely.

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On November 6, 2023, the CRTC released Telecom Decision CRTC 2023-358, mandating the incumbent local exchange carriers to provide competitors with access to their FTTH facilities over aggregated wholesale HSA in Quebec and Ontario by May 7, 2024. The CRTC found that the hybrid fibre-coaxial networks of cable carriers, such as Rogers, already service the majority of wholesale-based competitors and concluded that, given the temporary nature of the aggregated FTTH access mandate being considered, it would be neither efficient nor proportionate to mandate cable carriers to implement it. The public hearing on wholesale wireline telecommunications services commenced on February 12, 2024.

On August 13, 2024, the CRTC released Telecom Regulatory Policy CRTC 2024-180, Competition in Canada’s Internet service markets, mandating Bell, Telus, and SaskTel to provide wholesale access to their FTTH network by February 13, 2025. Additionally, the Policy also (i) provided a five-year regulatory holiday on new FTTH builds, (ii) prohibited incumbent carriers from accessing wholesale services, on any technology, within their historical serving area, and (iii) exempted cable companies from any FTTH obligations but maintained their wholesale HFC requirements.

On November 6, 2023, Bell filed a petition to the Governor in Council asking for CRTC 2023-358 to be overturned, or, in the alternative, have Rogers, Bell, and Telus prohibited from accessing mandated wholesale FTTH services across Canada. In response, on November 5, 2024, the Governor in Council issued a cabinet order referring CRTC 2023-358 back to the CRTC to reconsider, whether Rogers, Bell, and Telus should be prohibited from accessing mandated wholesale FTTH in Ontario, and Quebec. Additionally, Rogers and a coalition of regional carriers (Eastlink, Cogeco, CNOC, and SaskTel) separately filed review and vary applications with the CRTC on November 12 and 7, 2024, respectively. The coalition also filed a petition to the Governor in Council on November 8, 2024. The applications and the petition all request the CRTC vary CRTC 2024-180 to prohibit Rogers, Bell, and Telus from accessing mandated wholesale broadband access anywhere in Canada and using any technology, including cable HFC. On February 3, 2025, the CRTC determined that overturning Telecom Decision 2023-358 would not be in the public interest given the “temporary” nature of the decision. The CRTC will instead consider whether large incumbents’ use of wholesale access would have material negative effects on future investment and long-term competition in its consolidated proceeding to address the applications to review and vary Telecom Regulatory Policy CRTC 2024-180, which the CRTC intends to complete by summer 2025.

TELEVISION SERVICES DISTRIBUTION

BDUs are required to offer customers an option for a small basic service consisting of Canadian local and regional channels (local radio is optional), mandatory Canadian services, community and provincial legislature channels, provincial/territorial educational channels, and, should they wish, US 4+1 networks. The retail rate for this entry-level service is capped at $25 per month (excluding equipment). Further, all channels above the basic tier must be offered on an à la carte basis and in smaller, reasonably priced packages. BDUs are required to ensure the majority of programming services offered to consumers are Canadian channels. As a result of the decision approving the Shaw Transaction, our BDUs are also required to carry 45 Canadian independent English or French programming services.

CRTC LICENCE RENEWAL DECISIONS

On August 8, 2023, pursuant to Broadcasting Decision CRTC 2023-245, the CRTC administratively renewed our television stations, discretionary services, on-demand services (video-on-demand and terrestrial PPV), and terrestrial BDUs until August 31, 2026. On December 14, 2023, pursuant to Broadcasting Decision CRTC 2023-413, the CRTC administratively renewed our direct-to-home (DTH) PPV licence until August 31, 2026. Our DTH BDU and SRDU licences were renewed in November 2019, each with a seven-year term expiring August 31, 2026. The licences for our commercial radio stations, which we operate in British Columbia, Alberta, Manitoba, Ontario, and Nova Scotia, have been individually renewed at various times, with terms expiring between August 31, 2026, and August 31, 2030.

CRTC CONSULTATION ON MARKET DYNAMICS

On January 9, 2025, the CRTC launched Broadcasting Notice of Consultation CRTC 2025-2, The Path Forward – Working towards a sustainable Canadian broadcasting system. The CRTC set out two key goals to guide this consultation: (i) a sustainable model for the delivery and discoverability of diverse Canadian and Indigenous content and (ii) a fair and competitive marketplace. Regarding the first goal, the CRTC will focus on issues surrounding access, discoverability, and connected devices. It will also consider the effectiveness of existing regulatory tools, including:

•	mandatory distribution of programming services pursuant to 9.1(1)(h) orders;
•	requiring BDUs to distribute at least one discretionary service of an independent programming undertaking for each discretionary service of a related programming undertaking it distributes;
•	requirements for a $25 basic service and offering all services on a pick-and-pay basis and in small, affordable packages; and
•	requiring BDUs to offer a preponderance of Canadian services to subscribers.

Regarding the second goal, the consultation will examine the effectiveness of the Wholesale Code, the concept of good faith negotiation, and data gathering and sharing. The CRTC will also consider the modernization of dispute resolution with specific questions about the effectiveness of existing alternative dispute resolution mechanisms, staff-assisted mediation, the standstill rule, and final offer arbitration. The CRTC also aims to review its undue preference framework for traditional broadcasters and consider its relevance for online undertakings. A public hearing is scheduled to begin on May 12, 2025.

MEDIA

CRTC CONSULTATION ON CANADIAN CONTENT

On November 15, 2024, the CRTC launched Broadcasting Notice of Consultation CRTC 2024-288, The Path Forward – Defining “Canadian program” and supporting the creation and distribution of Canadian programming in the audio-visual sector. This proceeding will review certain existing regulatory tools used to help support the creation, funding, and distribution of audio-visual Canadian programming. The CRTC seeks to determine how to:

•	better support and promote Canadian stories through audio-visual programming that makes use of Canadian creativity and other resources, including French-language, Indigenous, and news content;

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•	facilitate flexible audio-visual Canadian programming and a financial support ecosystem that encourages a variety of productions, and a variety of business, broadcast, and distribution models;
•	better recognize the role played by Canadian key creators in the creation, broadcast, and distribution of audio-visual Canadian programming;
•	foster a sustainable Canadian broadcasting system where Canadian creators can profit from their creations, including through intellectual property rights;
•	further the exportability and discoverability of Canadian programming; and
•	ensure Canada’s diversity is reflected in the Canadian broadcasting system.

The CRTC asks several questions concerning:

•	how to modernize the current definition of “Canadian program”;
•	whether and how to adjust Canadian Programming and programs of national interest (PNI) expenditure requirements and the funding of at-risk programming (including news content);
•	whether and how to address the use of AI; and
•	how to ensure the CRTC, the broadcasting industry, and Canadians have access to data and information to make informed choices about Canadian programs.

A public hearing is scheduled to begin on March 31, 2025.

THE ONLINE NEWS ACT

On June 22, 2023, Bill C-18, the Online News Act, received royal assent and became law. The Online News Act aims to enhance fairness in the Canadian digital marketplace and to contribute to the sustainability of the Canadian news sector by establishing a bargaining framework for commercial agreements between the largest digital platforms and eligible news businesses. On October 28, 2024, the CRTC approved Google LLC’s application for an exemption from the Online News Act with respect to Google Search, given that Google has agreed to contribute $100 million annually to Canadian news businesses. Google’s annual monetary contribution will be administered by the Canadian Journalism Collective. The maximum amount that can be allocated to Canadian broadcasters that produce news is capped at 30% under the Online News Act Application and Exemption Regulations. On December 12, 2024, the CRTC released its framework governing the formal bargaining process under the Online News Act.

MODERNIZATION OF RADIO REGULATION

On November 15, 2024, the CRTC launched a consultation to modernize the regulatory framework applicable to radio undertakings operating in Canada, with the objective of reducing the framework’s administrative burden. In this proceeding, the CRTC will consider new compliance measures, including the use of administrative monetary penalties (AMPs) in connection with severe non-compliance, repeated non-compliance, or both. The CRTC will consider issues related to the contributions of radio broadcasters, including regulatory requirements for audio programming, in a separate proceeding.

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Other Information

ACCOUNTING POLICIES

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Management makes judgments, estimates, and assumptions that affect how accounting policies are applied, the amounts we report in assets, liabilities, revenue, and expenses, and our related disclosure about contingent assets and liabilities. Significant changes in our assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results could be different from these estimates.

These estimates are critical to our business operations and understanding our results of operations. We may need to use additional judgment because of the sensitivity of the methods and assumptions used in determining the asset, liability, revenue, and expense amounts.

ESTIMATES

REVENUE FROM CONTRACTS WITH CUSTOMERS

Determining the transaction price

The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price

The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which we are entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

Determining the appropriate amortization period for deferred commission costs assets

We use estimates in determining the timing over which we will receive the expected pattern of benefits from the payment of commissions.

LEASES

We estimate the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. We make certain qualitative and quantitative assumptions when deriving the value of the economic incentive.

USEFUL LIVES

We depreciate the cost of property, plant and equipment over their estimated useful lives by considering industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets at the time. We reassess our estimates of useful lives annually, or when circumstances change, to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly, or in a different way, than anticipated, we might have to reduce the estimated life of property, plant and equipment, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value. We monitor and review our depreciation rates and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

CAPITALIZING DIRECT LABOUR, OVERHEAD, AND INTEREST

Certain direct labour, overhead, and interest costs associated with the acquisition, construction, development, or improvement of our networks are capitalized to “property, plant and equipment”. The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on a per-hour rate. In addition, interest costs are capitalized during development and construction of certain property, plant and equipment. Capitalized amounts increase the cost of the asset and result in a higher depreciation expense in future periods.

IMPAIRMENT OF ASSETS

Indefinite-life intangible assets (including goodwill and spectrum and/or broadcast licences) are assessed for impairment on an annual basis, or more often if events or circumstances warrant, and finite-life assets (including property, plant and equipment and other intangible assets) are assessed for impairment if events or circumstances warrant. The recoverable amount of a cash-generating unit (CGU) involves significant estimates such as future cash flows, terminal growth rates, and discount rates. If key estimates differ unfavourably in the future, we could experience impairment charges that could decrease net income.

FINANCIAL INSTRUMENTS

The fair values of our derivatives are recorded using an estimated credit-adjusted mark-to-market valuation. If the derivatives are in an asset position (i.e. the counterparty owes Rogers), the credit spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. If the derivatives are in a liability position (i.e. Rogers owes the counterparty), our credit spread is added to the risk-free discount rate. The estimated credit-adjusted value of derivatives requires assessment of the credit risk of the parties to the instruments and the instruments’ discount rates.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For all derivative instruments where hedge accounting is applied, we are required to ensure that the hedging relationships meet hedge effectiveness criteria. Hedge effectiveness testing requires the use of both judgments and estimates.

PENSION BENEFITS

When we account for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations. Assumptions and estimates include the discount rate, the rate of future compensation increase, and the mortality rate. Changes to these primary assumptions and estimates would affect the pension expense, pension asset and liability, and other comprehensive income. Changes in economic conditions, including financial markets and interest rates, may also have an impact on our pension plans, as there is no assurance that the plans will be able to earn the assumed rate of return. Market-driven changes may also result in changes in the discount rates and other variables that could require us to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

Below is a summary of the effect an increase or decrease in the primary assumptions and estimates would have had on our accrued benefit obligation as at December 31, 2024.

(In millions of dollars)	Increase (decrease) in accrued benefit obligation
Discount rate
Impact of 0.5% increase	(174)
Impact of 0.5% decrease	197
Rate of future compensation increase
Impact of 0.25% increase	12
Impact of 0.25% decrease	(12)
Mortality rate
Impact of 1 year increase	36
Impact of 1 year decrease	(40)

STOCK-BASED COMPENSATION

Stock option plans

Our employee stock option plans attach cash-settled share appreciation rights (SARs) to all new and previously granted options. The SAR feature allows the option holder to elect to receive a cash payment equal to the intrinsic value of the option, instead of exercising the option and acquiring Class B Non-Voting Shares. We measure stock-based compensation to employees at fair value. We determine the fair value of options using our Class B Non-Voting Share price and option pricing models, and record all outstanding stock options as liabilities. The liability is marked to market each period and is amortized to expense using a graded vesting approach over the period during which employee services are rendered, or over the period to the date an employee is eligible to retire, whichever is shorter. The expense in each period is affected by the change in the price of our Class B Non-Voting Shares during the period.

Restricted share unit (RSU) and deferred share unit (DSU) plans

We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards’ fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to “operating costs” over the vesting period of the awards. If an award’s fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within “operating costs” or “restructuring, acquisition and other”, as applicable, in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

BUSINESS COMBINATIONS

We use estimates in determining the value of assets acquired and liabilities assumed in business combinations, most significantly property, plant and equipment and intangible assets, including the related deferred tax impacts.

Valuation of acquired property, plant and equipment can be complex and may require significant estimation, including characteristics such as size, age, replacement cost, and other characteristics of different assets. Each of these characteristics can have a significantly different cost to build or replace, and therefore fair value.

Property, plant and equipment (other than land and building) is often valued using a depreciated replacement cost approach, which requires estimating the gross replacement cost of each asset (either through direct comparison to current prices or by applying inflationary factors to historical costs) and then applying a depreciation factor to reflect the age of the in-service asset.

Land and building assets are often valued using an income approach (for buildings) and a direct market comparison approach (for the underlying land). This involves assessing comparable properties in the relevant markets to identify characteristics, such as vacancy rates and income capitalization rates, to apply to the valuation of each building. Land is often valued by comparing to similar plots of land in the relevant markets.

JUDGMENTS

REVENUE FROM CONTRACTS WITH CUSTOMERS

Distinct goods and services

We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For distinct items we do not sell separately, we estimate stand-alone selling prices using the adjusted market assessment approach.

Residual value arrangements

Under certain customer offers, we allow customers to defer a component of the device cost until contract termination. We use judgment in determining whether these arrangements constitute revenue-generating arrangements or leases. In making this determination, we use judgment to assess the extent of control over the devices that passes to our customer, including whether the customer has a significant economic incentive at contract inception to return the device at contract termination.

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LEASES

We make judgments in determining whether a contract contains an identified asset. The identified asset should be physically distinct or represent substantially all of the capacity of the asset, and should provide us with the right to substantially all of the economic benefits from the use of the asset.

We also make judgments in determining whether or not we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that we would have to pay to borrow at a similar term and with a similar security.

Certain of our leases contain extension or renewal options that are exercisable only by us and not by the lessor. At lease commencement, we assess whether we are reasonably certain to exercise any of the extension options based on our expected economic return from the lease. We typically exercise extension options on our network leases, primarily due to the significant cost that would be required to relocate our network towers and related equipment. We periodically reassess whether we are reasonably certain to exercise the options and account for any changes at the date of the reassessment.

USEFUL LIVES AND DEPRECIATION AND AMORTIZATION METHODS

We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

We amortize the cost of intangible assets with finite lives over their estimated useful lives. We review their useful lives, residual values, and the amortization methods at least once a year.

We do not amortize intangible assets with indefinite lives (spectrum licences, broadcast licences, and certain brand names) as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for us. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum licences, broadcast licences, and certain brand names.

Judgment is also applied in choosing methods for amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

IMPAIRMENT OF ASSETS

We make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing. The allocation of goodwill involves considerable management judgment in determining the CGUs (or groups of CGUs) that are expected to benefit from the synergies of a business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill and indefinite-life intangible assets are allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which is not higher than an operating segment. In particular for Media, we have determined that goodwill is monitored and should be tested for impairment at the Media segment level as a whole, rather than at the underlying business by business level, based on the interdependencies across Media and how it sells and goes to market.

RESTRUCTURING, ACQUISITION AND OTHER COSTS

We make significant judgments in determining the appropriate classification of costs to be included in restructuring, acquisition and other.

HEDGE ACCOUNTING

We make significant judgments in determining whether our financial instruments qualify for hedge accounting, including our determination of hedge effectiveness. These judgments include assessing whether the forecast transactions designated as hedged items in hedging relationships will materialize as forecast, whether the hedging relationships designated as effective hedges for accounting purposes continue to qualitatively be effective, and determining the methodology to determine the fair values used in testing the effectiveness of hedging relationships.

SEGMENTS

We make significant judgments in determining our operating segments and in determining the appropriate allocation of shared costs between our segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and to assess component performance, and for which discrete financial information is available.

INCOME TAXES AND OTHER TAXES

We accrue income and other tax provisions based on information currently available in each of the jurisdictions in which we operate. While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us. Our tax filings are subject to audit by the relevant government revenue authorities and the results of the government audit could materially change the amount of our actual income tax expense, income tax payable or receivable, other taxes payable or receivable, and deferred income tax assets and liabilities and could, in certain circumstances, result in the assessment of interest and penalties.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTINGENCIES

Considerable judgment is involved in the determination of contingent liabilities. Our judgment is based on information currently known to us, and the probability of the ultimate resolution of the contingencies. If it becomes probable that a contingent liability will result in an outflow of economic resources, we will record a provision in the period the change in probability occurs. The amount of the loss involves judgment based on information available at that time. Any provision recognized for a contingent liability could be material to our consolidated financial position and results of operations.

ONEROUS CONTRACTS

Judgment is required to determine when we are subject to unavoidable costs arising from onerous contracts. These judgments may include, for example, whether a certain promise is legally binding or whether we may be successful in negotiations with the counterparty.

BUSINESS COMBINATIONS

We use significant judgment to determine what is, and what is not, part of a business combination, including the timing of when control transfers to us. This requires assessing the nature of other transactions entered into with the acquiree to ensure we account for the business combination using only the consideration transferred for the assets acquired and liabilities assumed in the exchange.

We also use significant judgment in determining the valuation methodologies applied to various assets and liabilities.

ASSETS HELD FOR SALE

Classifying assets or disposal groups as held for sale can require significant judgment in determining if the sale is highly probable, especially for larger assets or disposal groups. This requires an assessment of, among other things, whether management is committed to the sale and it is unlikely significant changes to the disposal plan will be made.

TRANSACTIONS WITH RELATED PARTIES

We have entered into certain transactions in the normal course of business with related parties in which we have an equity interest, being primarily MLSE (primarily broadcasting rights) and Glentel (Wireless distribution support). The amounts received from or paid to these parties were as follows:

	Years ended December 31
(In millions of dollars)	2024	2023	% Chg
Revenue	45	36	25
Purchases	231	203	14

We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for each of 2024 and 2023.

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for each of 2024 and 2023.

On closing of the Shaw Transaction, we entered into an advisory agreement with Brad Shaw in accordance with the arrangement agreement, pursuant to which he will be paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw, of which $10 million was recognized in net income and paid during the year ended December 31, 2024 (2023 – $8 million). We have also entered into certain other transactions with the Shaw Family Group. Total amounts paid to the Shaw Family Group in 2024 and 2023 were under $1 million. We also assumed a liability of $102 million through the Shaw Transaction related to a legacy pension arrangement with one of our directors whereby the director will be paid $1 million per month until March 2035, $12 million of which was paid in 2024 (2023 – $8 million).

We recognize these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and due for payment in cash within one month of the date of the transaction.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2024

We adopted the following IFRS amendments in 2024. Except for the amendments to IAS 7 and IFRS 7, they did not have a material effect on our consolidated financial statements.

•

Amendments to IAS 1, Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, clarifying the classification requirements in the standard for liabilities as current or non-current.

•	Amendments to IFRS 16, Leases – Lease Liability in a Sale and Leaseback, clarifying subsequent measurement requirements for sale and leaseback transactions for seller-lessees.
•

Amendments to IAS 1, Presentation of Financial Statements – Non-current Liabilities with Covenants, modifying the 2020 amendments to IAS 1 to further clarify the classification, presentation, and disclosure requirements in the standard for non-current liabilities with covenants.

•

Amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures – Supplier Finance Arrangements, adding disclosure requirements that require entities to provide qualitative and quantitative information about supplier finance arrangements.

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The IASB has issued the following new standard and amendments that will become effective in future years:

•

IFRS 18, Presentation and Disclosure in Financial Statements (replacing IAS 1, Presentation of Financial Statements), with an aim to improve how information is communicated in the financial statements, with a focus on information in the statement of income (January 1, 2027).

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•

Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures, clarifying both the classification of financial assets linked to environmental, social, and governance as well as the timing in which a financial asset or financial liability is derecognized when using electronic payment systems (January 1, 2026).

We are assessing the impacts IFRS 18 and the amendments to IFRS 9 and IFRS 7 will have on our consolidated financial statements. We do not expect the amendments to have a material impact.

KEY PERFORMANCE INDICATORS

We measure the success of our strategy using a number of key performance indicators, which are outlined below. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see “Non-GAAP and Other Financial Measures”), are not measurements in accordance with IFRS. They include:

•	subscriber counts;
•	Wireless;
•	Cable; and
•	homes passed (Cable);
•	Wireless subscriber churn (churn);
•	Wireless mobile phone average revenue per user (ARPU);
•	Cable average revenue per account (ARPA);
•	Cable customer relationships;
•	Cable market penetration (penetration);
•	capital intensity;
•	total service revenue;
•	dividend payout ratios; and
•	return on assets.

SUBSCRIBER COUNTS

We determine the number of subscribers to our services based on active subscribers. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued. We use subscriber counts to measure our core business performance and ability to benefit from recurring revenue streams. We use homes passed (Cable) as a measure for our potential market penetration within a defined geographical area.

Subscriber count (Wireless)

•	A wireless subscriber is represented by each identifiable telephone number.
•

We report wireless subscribers in two categories: postpaid mobile phone and prepaid mobile phone. Postpaid and prepaid include voice-only subscribers and subscribers with service plans including both voice and data.

•	Usage and overage charges for postpaid subscribers are billed a month in arrears. Prepaid subscribers cannot incur usage and/or overage charges in excess of their plan limits or account balance.
•	Wireless prepaid subscribers are considered active for a period of 30 days from the date of their last revenue-generating usage.

Subscriber count (Cable)

•	Cable retail Internet, Video, and Home Monitoring subscribers are represented by a dwelling unit; Cable Home Phone subscribers are represented by line counts.
•

When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant’s rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.

•	Cable retail Internet, Video, Home Monitoring, and Home Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.
•

Subscriber counts exclude satellite subscribers, certain business services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

SUBSCRIBER CHURN

Subscriber churn (churn) is a measure of the number of subscribers that deactivated during a period as a percentage of the total subscriber base, usually calculated on a monthly basis. Churn measures our success in retaining our subscribers. We calculate it by dividing the number of Wireless subscribers that deactivated (usually in a month) by the aggregate numbers of subscribers at the beginning of the period. When used or reported for a period greater than one month, churn represents the sum of the number of subscribers deactivating for each period divided by the sum of the aggregate number of subscribers at the beginning of each period.

MOBILE PHONE AVERAGE REVENUE PER USER (WIRELESS)

Mobile phone ARPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. Mobile phone ARPU is a supplementary financial measure. See “Non-GAAP and Other Financial Measures” for an explanation as to the composition of this measure.

AVERAGE REVENUE PER ACCOUNT (CABLE)

Average revenue per account (ARPA) measures total average spending by a single customer account on Cable products. We use it to identify trends and measure our success in attracting and retaining multiple-service accounts. ARPA is also a supplementary financial measure. See “Non-GAAP and Other Financial Measures” for an explanation as to the composition of this measure.

CUSTOMER RELATIONSHIPS

Customer relationships are represented by dwelling units where at least one of our Cable services (i.e. retail Internet, legacy television or Rogers Xfinity TV, and/or home phone) are installed and operating, and the service or services are billed accordingly. When there is more than one unit in one dwelling, such as an apartment building, each tenant with at least one of our Cable services is counted as an individual customer relationship, whether the service is invoiced separately or included in the tenant’s rent. Institutional units, like hospitals or hotels, are each considered one customer relationship.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

MARKET PENETRATION

Market penetration (penetration) measures our success at attracting new households to our brands and products within our network footprint. Market penetration is calculated by dividing customer relationships by homes passed. An increasing market penetration rate reflects more new customer relationships than new homes passed.

CAPITAL INTENSITY

Capital intensity allows us to compare the level of our capital expenditures to that of other companies within the same industry. Our capital expenditures do not include expenditures on spectrum licences or additions to right-of-use assets. We use it to evaluate the performance of our assets and when making decisions about capital expenditures. We believe that certain investors and analysts use capital intensity to measure the performance of asset purchases and construction in relation to revenue. Capital intensity is also a supplementary financial measure. See “Non-GAAP and Other Financial Measures” for an explanation as to the composition of this measure.

TOTAL SERVICE REVENUE

We use total service revenue to measure our core business performance from the provision of services to our customers separate from revenue generated from the sale of equipment we have acquired from device manufacturers and resold. Included in this metric is our retail revenue from Today’s Shopping Choice and the Toronto Blue Jays, which are also core to our business. We calculate total service revenue by subtracting equipment revenue from total revenue.

DIVIDEND PAYOUT RATIOS

We calculate the dividend payout ratio by dividing dividends paid for the year by net income or free cash flow for the year. In previous years this ratio was calculated using dividends declared, however with the 2023 amendment to the DRIP there is now a difference in the amount of dividends declared vs the amount of dividends paid. This update to the calculation ensures that it is a cash flow measure. We use dividends as a percentage of net income and free cash flow to conduct analysis and assist with determining the dividends we should pay. Dividend payout ratio of net income and dividend payout ratio of free cash flow are also supplementary financial measures. See “Non-GAAP and Other Financial Measures” for an explanation as to the composition of these measures.

RETURN ON ASSETS

We use return on assets to measure our efficiency in using our assets to generate net income. Return on assets is also a supplementary financial measure. See “Non-GAAP and Other Financial Measures” for an explanation as to the composition of this measure.

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NON-GAAP AND OTHER FINANCIAL MEASURES

We use the following “non-GAAP financial measures” and other “specified financial measures” (each within the meaning of applicable Canadian securities laws). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures
Specified financial measure	How it is useful	How we calculate it	Most directly comparable IFRS financial measure

Adjusted net income

• To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Net (loss) income add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; depreciation and amortization on fair value increment of Shaw Transaction-related assets; and income tax adjustments on these items, including adjustments as a result of legislative or other tax rate changes.

Net (loss) income

Taxes paid and other government payments	• To assess how much cash we pay in taxes and fees to federal, provincial, and municipal governments.	Income taxes paid add unrecoverable sales taxes paid; payroll taxes paid, regulatory and spectrum fees paid; and property and business taxes paid.	Income taxes paid

Pro forma trailing 12-month adjusted EBITDA	• To illustrate the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the trailing 12-month period.	Trailing 12-month adjusted EBITDA add Acquired Shaw business adjusted EBITDA – January 2023 to March 2023	Trailing 12-month adjusted EBITDA

Non-GAAP ratios
Specified financial measure	How it is useful	How we calculate it

Adjusted basic earnings per share Adjusted diluted earnings per share

• To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income

divided by

basic weighted average shares outstanding.

Adjusted net income including the dilutive effect of stock-based compensation divided by

diluted weighted average shares outstanding.

Pro forma debt leverage ratio

• We believe this helps investors and analysts analyze our ability to service our debt obligations, with the results of a combined Rogers and Shaw as if the Shaw Transaction had closed at the beginning of the trailing 12-month period.

Adjusted net debt divided by pro forma trailing 12-month adjusted EBITDA

Total of segments measures
Specified financial measure	Most directly comparable IFRS financial measure

Adjusted EBITDA	Net income

2024 ANNUAL REPORT ROGERS COMMUNICATIONS INC.  |   92

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital management measures
Specified financial measure	How it is useful

Free cash flow

•   To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.

•   We believe that some investors and analysts use free cash flow to value a business and its underlying assets.

Adjusted net debt	• We believe this helps investors and analysts analyze our debt and cash balances while taking into account the economic impact of debt derivatives on our US dollar-denominated debt.

Debt leverage ratio	• We believe this helps investors and analysts analyze our ability to service our debt obligations.

Available liquidity	• To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Supplementary financial measures
Specified financial measure	How we calculate it

Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.

Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.

Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.

Capital intensity	Capital expenditures divided by revenue.

Return on assets	Net income divided by total assets.

Dividend payout ratio of net income	Dividends paid divided by net income.

Dividend payout ratio of free cash flow	Dividends paid for the year divided by free cash flow (defined above).

RECONCILIATION OF ADJUSTED EBITDA

	Years ended December 31

(In millions of dollars)	2024	2023

Net income	1,734	849
Add (deduct):
Income tax expense	572	517
Other (income) expense	(6)	362
Finance costs	2,295	2,047
Restructuring, acquisition and other	406	685
Depreciation and amortization	4,616	4,121
Adjusted EBITDA	9,617	8,581

RECONCILIATION OF ADJUSTED NET INCOME

	Years ended December 31

(In millions of dollars)	2024	2023

Net income	1,734	849
Add (deduct):
Restructuring, acquisition and other	406	685
Depreciation and amortization on fair value increment of Shaw Transaction- related assets	917	764
Loss on non-controlling interest purchase obligation [1]	–	422
Income tax impact of above items	(338)	(366)
Income tax adjustment, tax rate change	–	52
Adjusted net income	2,719	2,406

[1]	See “Review of Consolidated Performance” for more information as to the nature of this adjustment.

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RECONCILIATION OF PRO FORMA TRAILING 12-MONTH ADJUSTED EBITDA

As at December 31

(In millions of dollars)	2023
Trailing 12-month adjusted EBITDA	8,581
Add (deduct):
Acquired Shaw business adjusted EBITDA – January 2023 to March 2023	514
Pro forma trailing 12-month adjusted EBITDA	9,095

RECONCILIATION OF FREE CASH FLOW

	Years ended December 31

(In millions of dollars)	2024	2023
Cash provided by operating activities	5,680	5,221
Add (deduct):
Capital expenditures	(4,041)	(3,934)
Interest on borrowings, net and capitalized interest	(1,986)	(1,794)
Interest paid, net	2,087	1,780
Restructuring, acquisition and other	406	685
Program rights amortization	(63)	(70)
Change in net operating assets and liabilities	876	627
Other adjustments [1]	86	(101)

Free cash flow	3,045	2,414

[1]	Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

SUMMARY OF FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTOR

Our outstanding public debt, amounts drawn on our $4.5 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Years ended December 31 (unaudited)	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total

(In millions of dollars)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Selected Statements of Income data measure:
Revenue	–	–	18,238	16,316	2,708	3,293	(342)	(301)	20,604	19,308
Net income (loss)	1,734	849	2,429	1,276	234	289	(2,663)	(1,565)	1,734	849

As at December 31 (unaudited)	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total

(In millions of dollars)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Selected Statements of Financial Position data measure:
Current assets	52,502	44,427	49,840	43,991	10,750	10,803	(104,719)	(91,387)	8,373	7,834
Non-current assets	65,637	63,073	53,586	57,016	5,807	7,593	(61,992)	(66,234)	63,038	61,448
Current liabilities	57,147	44,638	68,919	68,370	8,809	9,119	(122,266)	(113,345)	12,609	8,782
Non-current liabilities	43,922	45,437	11,962	15,820	2,097	739	(9,582)	(11,936)	48,399	50,060

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2]

Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

(In millions of dollars, except per share amounts, subscriber count results, churn, ARPU, ARPA, percentages, and ratios)	As at or years ended December 31
	2024	2023	2022	2021	2020

Revenue
Wireless	10,595	10,222	9,197	8,768	8,530
Cable	7,876	7,005	4,071	4,072	3,946
Media	2,484	2,335	2,277	1,975	1,606
Corporate items and intercompany eliminations	(351)	(254)	(149)	(160)	(166)

Total revenue	20,604	19,308	15,396	14,655	13,916
Total service revenue	18,066	16,845	13,305	12,533	11,955

Adjusted EBITDA
Wireless	5,312	4,986	4,469	4,214	4,067
Cable	4,518	3,774	2,058	2,013	1,935
Media	84	77	69	(127)	51
Corporate items and intercompany eliminations	(297)	(256)	(203)	(213)	(196)

Total adjusted EBITDA	9,617	8,581	6,393	5,887	5,857

Net income	1,734	849	1,680	1,558	1,592
Adjusted net income	2,719	2,406	1,915	1,803	1,725
Cash provided by operating activities	5,680	5,221	4,493	4,161	4,321
Free cash flow	3,045	2,414	1,773	1,671	2,366
Capital expenditures	4,041	3,934	3,075	2,788	2,312
Earnings per share
Basic	$3.25	$1.62	$3.33	$3.09	$3.15
Diluted	$3.20	$1.62	$3.32	$3.07	$3.13
Adjusted earnings per share
Basic	$5.09	$4.60	$3.79	$3.57	$3.42
Diluted	$5.04	$4.59	$3.78	$3.56	$3.40

Statements of Financial Position:
Assets
Property, plant and equipment	25,072	24,332	15,574	14,666	14,018
Goodwill	16,280	16,280	4,031	4,024	3,973
Intangible assets	17,858	17,896	12,251	12,281	8,926
Investments	615	598	2,088	2,493	2,536
Other assets	11,586	10,176	21,711	8,499	9,401

Total assets	71,411	69,282	55,655	41,963	38,854

Liabilities and Shareholders’ Equity
Long-term liabilities	48,399	50,060	36,014	22,812	22,695
Current liabilities	12,609	8,782	9,549	8,619	6,586
Total liabilities	61,008	58,842	45,563	31,431	29,281
Shareholders’ equity	10,403	10,440	10,092	10,532	9,573

Total liabilities and shareholders’ equity	71,411	69,282	55,655	41,963	38,854

Subscriber count results (in thousands) [1]
Wireless mobile phone subscribers [2,3,4,5,6,7]	11,874	11,609	10,647	10.013	n/a
Retail Internet subscribers [2,8,9]	4,273	4,162	2,284	2,229	n/a
Video subscribers [2,9]	2,617	2,751	1,525	1,491	n/a
Home Monitoring subscribers [2,9]	133	89	101	113	n/a
Home Phone subscribers [2,9]	1,507	1,629	836	911	n/a
Customer relationships [9]	4,683	4,636	2,590	2,581	2,530

Additional Wireless metrics [1]
Postpaid mobile phone churn (monthly) [2,3,4]	1.21%	1.11%	0.90%	0.88%	n/a
Mobile phone ARPU (monthly) [2]	$57.98	$57.86	$57.89	$56.83	n/a

Additional Cable metrics
ARPA (monthly)	$140.12	$142.58	$130.12	$132.58	$130.70
Penetration	45.9%	46.6%	53.9%	54.9%	55.3%

Additional consolidated metrics
Revenue growth	7%	25%	5%	5%	(8)%
Adjusted EBITDA growth	12%	34%	9%	1%	(6)%
Dividends declared per share	$2.00	$2.00	$2.00	$2.00	$2.00
Dividend payout ratio of net income [1]	61.8%	123.2%	60.1%	64.8%	63.4%
Dividend payout ratio of free cash flow [1]	35.2%	43.3%	57.0%	60.4%	42.7%
Return on assets [1]	2.4%	1.2%	3.0%	3.7%	4.1%
Debt leverage ratio	4.5	5.0	3.5	3.4	3.0

[1]	As defined. See “Key Performance Indicators”.
[2]

Wireless mobile phone subscribers, retail Internet subscribers, Video subscribers, Home Monitoring subscribers, Home Phone subscribers, postpaid mobile phone churn, and mobile phone ARPU have not been presented for periods prior to 2021. We commenced using the aforementioned measures as key performance indicators in the first quarter of 2022 and updated our 2021 comparative subscriber results. See “Key Performance Indicators”.

[3]	Effective April 1, 2023, we adjusted our postpaid mobile phone subscriber base to remove 51,000 subscribers relating to a wholesale account.
[4]

On April 3, 2023, we acquired approximately 501,000 Shaw Mobile postpaid mobile phone subscribers as a result of our acquisition of Shaw, which are not included in net additions. As at December 31, 2023, we had completed migrating these subscribers to the Rogers network; there were 18,000 deactivated subscribers that could not be migrated and were therefore removed from our postpaid mobile phone subscriber base effective December 31, 2023.

[5]	Effective December 1, 2023, we adjusted our Wireless prepaid subscriber base to remove 94,000 subscribers as a result of a change to our deactivation policy from 90 days to 30 days.
[6]

The following adjustments were made as we stopped selling new plans for the services as of the noted dates. Effective January 1, 2024, and on a prospective basis, we adjusted our prepaid mobile phone subscriber base to remove 56,000 Fido prepaid subscribers. Effective October 1, 2024, and on a prospective basis, we adjusted our prepaid mobile phone subscriber base to remove 81,000 Rogers prepaid subscribers. Effective October 1, 2023, and on a prospective basis, we reduced our retail Internet subscriber base by 182,000 and our customer relationships by 173,000 to remove Fido Internet subscribers. We believe these adjustments more meaningfully reflect the underlying organic subscriber performance of our prepaid mobile phone and retail Internet businesses.

[7]

In 2020, we acquired approximately 7,000 retail Internet subscribers and 8,000 customer relationships as a result of our acquisitions of Ruralwave Inc. and Cable Cable Inc. In 2021, we acquired approximately 18,000 retail Internet subscribers and 20,000 customer relationships as a result of our acquisition of Seaside Communications. In 2022, we acquired approximately 3,000 retail Internet subscribers, 2,000 Video subscribers, 1,000 Home Phone subscribers, and 3,000 customer relationships as a result of our acquisition of a small regional cable company in Nova Scotia. In April 2023, we acquired approximately 1,961,000 retail Internet subscribers, 1,203,000 Video subscribers, 890,000 Home Phone subscribers, 4,935,000 homes passed, and 2,191,000 customer relationships as a result of the Shaw Transaction. In November 2023, we acquired approximately 22,000 retail internet subscribers, 8,000 Video subscribers, 19,000 Home Phone subscribers, 8,000 homes passed, and 30,000 customer relationships as a result of our acquisition of Comwave. None of these subscribers are included in net additions.

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